Exhibit 99.1

MANAGEMENT REPORT – 1st HALF OF 2014

To our Stockholders

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the first half of 2014, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension (PREVIC).

The information included in this material is available on the Investor Relations’ website of Itaú Unibanco: (www.itau.com.br/investor-relations > Financial Information). Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (APP).

1)	ECONOMIC ENVIRONMENT

In the first half of the year, the United States faced an atypical combination of modest GDP growth and increased employment rates. We believe that the performance of the labor market is more representative of the North-American economy, but the GDP, which was below expectations, prevented a significant increase in long-term interest rates.

In the Euro zone, the economic activity has posted a moderate recovery, and the European Central Bank has adopted new measures for monetary expansion. China’s growth has been kept stable.

In the domestic scenario, the economic activity presented below expectations with reduction of consumers' and industry' confidence. Inflation measured by IPCA continues to be affected and breached the ceiling target in June.

Credit grants, based on BACEN data, posted a 2.6% increase in real terms for the 12-month period until June 2014. The credit reserve as a proportion to the GDP increased from 55.0% in June 2013 to 56.3% in June 2014, but the actual growth of the credit reserve slowed down from 9.1% to 4.9% in the same period. The system default continued substantially unchanged over the year and is at 3.0%. Loan average interest rates posted a tendency towards an increase and grew from 18.5% in June 2013 to 21.1% in June 2014.

The exchange rate was R$2.39/US$ in the beginning of the year. By virtue of capital flows to the emerging markets and the BACEN swap sales program, the exchange rate appreciated to approximately R$2.21/US$.

In view of the slowdown of the economic activity, BACEN interrupted the cycle of increases of the Selic rate, which reached 11% in April and suggested a scenario of stable interest rates in the near future.

2)	HIGHLIGHTS

2.1) Corporate Events

Corporate restructuring of Itaú BBA – disclosed in the first quarter of 2014, the operation was approved by BACEN, the Central Bank of Bahamas and by the Financial Superintendence of Colombia, and there is no pending regulatory approval.

Itaú CorpBanca – the implementation of the agreement with CorpBanca and its parent companies for the merger of Banco Itaú Chile and CorpBanca is subject to the regulatory approval of Brazilian and foreign bodies.

10% Bonus for Itaú Unibanco shares – for the second consecutive year, we granted a 10% bonus for our shares and in the beginning of June 2014, our stockholders received a new share for every ten shares of the same type they held.

2.2) Subsequent Corporate Events

Large Risk Insurance Operation – on July 4, 2014, we announced the signing of the “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. for the sale of our major risk insurance operation, for which ACE will pay R$1.515 billion in cash.

At December 31, 2013, the major risk insurance operation to be sold to ACE comprised:

▪	Stockholders’ Equity of R$364 million;
▪	Assets of R$5.8 billion;
▪	Technical Provisions of R$4.6 billion; and
▪	323 employees.

The sale of this operation is associated with our strategy of mass-market insurance products marketing typically related to retail banking. It is estimated that the operation will have an accounting effect before taxes of R$ 1.1 billion on Itaú Unibanco's net income. The conclusion will occur after certain conditions, which are set forth in the agreement, are fulfilled and confirmation of necessary regulatory approvals is obtained.

TecBan – on July 17, 2014, a new Tecban Shareholders’ Agreement was signed, through which the signatories will replace, in up to 4 years, part of their external network of Automatic Teller Machines (ATMs) for Banco24Horas Network ATMs, managed by TecBan.

This operation will increase efficiency, coverage and quality of customer service. The effectiveness of the Shareholders’ Agreement is subject to the approval by the proper regulatory authorities.

Business Unification: Banco Itaú BMG Consignado S.A. – on April 29, 2014, we entered into an agreement for the unification of the payroll deducted loans with BMG and its parent companies, and on July 25, 2014 we entered into definitive documents regarding this unification, by which:

▪	the payroll deducted loans business was concentrated in Itaú BMG Consignado;
▪	BMG’s ownership interest in the total and voting capital of Itaú BMG Consingado increased from 30% to 40%;
▪	Itaú BMG Consignado became the main channel of BMG and its parent companies for the offer, in Brazil, of payroll deducted loans.

Through this unification, together with our own transactions, we will assume the leadership between private banks in payroll deducted loans, thus consolidating our strategy of operating with lower-risk and higher-return assets. By the end of the year, the portfolio of Itaú BMG Consignado should reach a total volume exceeding R$ 20 billion.

The unification has been approved by CADE (Administrative Council for Economic Defense) and BACEN. The corporate acts related to the transaction will be submitted to BACEN’s approval. The operation will not have significant accounting effects on our results for 2014.

2.3) Technology

Our digital channels (internet and mobile banking) accounted for 59% of the volume of transactions carried out by our clients in the first half of 2014. Here below we describe our main initiatives for the improvement and development of these channels:

Personnalité Digital – in the beginning of April of this year, we expanded our client relationship model, in which services are provided exclusively online. In this new platform, the relationship managers offer customer services from 7 a.m. to midnight, from Monday through Friday. Consultants specialized in investments, foreign exchange and mortgage loans are also available at that time period. Services may be provided by telephone, SMS, videoconference, chat or email.

Virtual Insurance Store – aiming at increasing the offer to non-accountholders and the presence of our products in electronic channels, we expanded the virtual insurance store (www.lojadesegurositau.com.br), a pioneering undertaking in the insurance market. In addition to accident and residence products, in the last quarter we also made travel insurance available and we intensified the dissemination of these services in digital media.

iTempo – is the platform (www.itau.com.br/itempo) which comprises our innovation and convenience services, providing more free time and convenience to our clients. The highlights of this platform in 2014 are:

▪	Itaú App: fully redesigned, this new version makes navigation easier, particularly the payment of bills through the optical reader and ATM locator.

▪	Itaú SMS: Information on current account, such as balance and statement, or credit card in a practical and quick way. The client sends a free message to number 4828 and immediately receives the requested information.

▪	Expansion of the payment service in ATMs: Itaucard invoices, payment forms from any bank and consumer bills can be paid with debit cards from other banks in our ATMs.

New Data Center – delivered as expected, it is in the implementation phase of IT structures (racks, cabling, telecommunication, servers, mainframes and storage).

Social Networks – Itaú is the only Brazilian brand and the only one in the financial industry to be in Google's list of the 10 most seen videos worldwide on YouTube until the first week of the 2014 FIFA World Cup Brazil TM with the video clip “Mostra tua Força Brasil” (show your strength Brazil), that had 16.9 million hits. All campaign videos for the event had about 50 million hits. We achieved a 23.9% engagement rate with our social media strategies, the highest peak in the whole history of Twitter Brazil, which had 9% as benchmark.

In the Top of Mind Internet 2014 survey conducted by Datafolha Research Institute, disseminated in June 2014, we were the most remembered bank in the question to the respondents: “Which is the first brand that comes to your mind when you think about internet?”. We have been acknowledged in the category Banks since it was created, in 2007.

In June 2014, we won the 2014 Efinance Award in the categories Microcredit and Software Engineering. Sponsored by the Executivos Financeiros magazine, the award acknowledges the most innovative solutions, implementation and applications in the IT and Telecom areas of financial institutions.

2.4) Awards and Recognition

In the period, we won significant recognition in the market, such as:

15º Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente (15th modern consumer award for customer service excellence) – promoted by Padrão Group, the award annually recognizes the companies with the best practices in customer service, and in the 2014 edition we won the award in the category Banks.

2nd Annual Reactions Latin America Awards – in May 2014, we were recognized in the categories Best Latin America Investment Bank and Best Brazil Insurer Overall. The award acknowledges the main insurance companies in Latin America in 2013 and it is granted by the British magazine Reactions, specialized in insurance and reinsurance.

Global Counsel Awards 2014 – Itaú BBA received the award as best legal team in the Regulatory (Financial Services) category. The first time a Brazilian bank receives this award, which places us in an outstanding position in comparison to the other financial institutions with global operations. The award is sponsored by the International Law Office, which chooses the winners by analyzing over 4 thousand nominations from corporate lawyers and partners of law firms worldwide, in several categories.

Melhores e Maiores (best and largest) – in the 41st edition of this Exame magazine survey, we were recognized by our results for 2013. The ranking assesses data from the largest groups in Brazil, such as stockholders’ equity and net revenue, and were ranked first among:

▪	the 100 largest banks in Latin America, in terms of equity;
▪	the 200 largest corporate groups in Brazil, in net revenue; and
▪	the 50 largest banks in Brazil, in terms of equity;

2.5) Other

Economic Plans – the decision rendered by the Superior Court of Justice (STJ) on May 21, 2014, in relation to the beginning of counting of arrears interest, addressed an accessory discussion on the issue of the economic plans and did not change our risk assessment related to the understanding of the discussion about the constitutionality of said economic plans, which will be held in the Federal Supreme Court (STF). The risk related to the filed lawsuits due to the Economic Plans is already known, and we have always reported it in the Risk Factors item, subitem 4.6, of our Reference Form, available on our Investor Relations website (www.itau.com.br/investor-relations > Financial Information > CVM Filings), and on CVM and BM&FBOVESPA websites.

3)	PERFORMANCE

3.1) Returns

	%		bps
ROE / ROA	June 30, 2014	June 30, 2013	Change
Recurring return on average equity - annualized	23.1	19.3	380
Return on average equity - annualized	22.7	19.0	370
Recurring return on average assets - annualized	1.7	1.4	33
Return on average assets - annualized	1.7	1.4	32

3.2) Income

	R$ billion		%
Statement of Income for the Period(1)	Jan to Jun/2014	Jan to Jun/2013	Change(2)
Income from financial operations before loan and losses	27.3	21.7	25.7
Expenses for allowance for loan losses	(8.7)	(9.9)	-11.7
Income from recovery of credits written off as loss	2.3	2.3	-1.1
Banking service fees and income from bank charges	13.3	11.4	16.3
Result from insurance, pension plan and capitalization operations	1.9	1.8	6.8
Personnel, other administrative and operating expenses	(18.8)	(17.1)	10.4
Tax expenses	(2.7)	(2.2)	25.0
Equity in earnings of affiliates, jointly controlled entities and other investments	0.3	0.2	57.8
Other operating revenues	0.1	0.2	-42.6
Income tax and social contribution	(5.2)	(1.2)	321.7
Recurring net income	9.5	7.1	33.2
Net income	9.3	7.1	32.1

Dividends and interest on capital (net of taxes)	2.0	1.6	23.6

(1) Excludes the non-recurring effects of each period.

(2) Change is calculated based on actual figures in units.

Net income for the first semester of 2014 amounted to R$9.3 billion, a 32.1% growth in relation to the same period of the prior year. The following contributed to the increase in net income:

▪	Income from financial operations before loan losses: a 25.7% growth in relation to the same period of 2013, arising from the increase in income from loan operations, lease and other credit operations and net gain from investment securities and derivatives. Our loan portfolio, with endorsements and sureties, posted a 9.6% increase in the period;

▪	Expenses for allowance for loan losses an 11.7% reduction in relation to the same period of 2013, due to the increase in the quality of our loan portfolio, which posted a decrease in default rates in that period;

▪	Banking service fees and income from bank charges: a 16.3% growth in relation to the same period of 2013, particularly due to the growth of income from credit cards, service packages and asset management, including consortia;

▪	Result from insurance, pension plan and capitalization operations: a 6.8% growth in relation to the same period of 2013;

▪	Personnel, other administrative and operating expenses: a 10.4% increase in relation to the same period of 2013, particularly due to increase in personnel expenses due to the collective bargaining agreement entered into in the second half of 2013, third-party services, selling of credit cards and consolidation of Credicard's expenses as from December 2013; and

▪	Risk-adjusted efficiency ratio: increase of 690 bps, reaching 65.6% in the year-to-date for 2014, as compared to 72.5% recorded in the same period of 2013.

3.3) Asset Data

	R$ billion		%
Balance Sheet	June 30, 2014	June 30, 2013	Change(1)
Total assets	1,111.9	1,057.7	5.1
Loan portfolio with endorsements and sureties	487.6	445.1	9.6
Free, raised and managed own assets	1,598.9	1,535.1	4.2
Subordinated debt	52.1	53.8	-3.1
Stockholders’ equity	86.0	75.8	13.5
Referential equity (PR) - financial conglomerate (2)	120.0	121.8	-1.5

(1) Change is calculated based on actual figures.
(2) The Referencial Equity (PR) published since December 31, 2013 considers de adoption of BACEN’s new regulation for implementation of Basel III in Brazil which has been in force since October 2013, whereas the PR as of June 30, 2013 was calculated pursuant to the rules then in effect.

The highlights for the growth in the credit portfolio were the payroll advance loans and mortgage loans, reflecting our strategy of prioritizing lower risk portfolios.

3.3.1) Assets

Total consolidated assets reached R$1.1 trillion at the end of June 2014, with a 5.1% growth when compared to the same period of the previous year.

The diversification of our business is reflected in the composition of our loan portfolio in the last few years and our funding, focusing the origination on segments of lower risks and increased guarantees. The share of each segment in our loan portfolio, with endorsements and sureties, is as follows:

	R$ billion		%
Loan Portfolio	June 30, 2014	June 30, 2013	Change
Total with endorsements and sureties	487.6	445.1	9.6
Corporate – Private securities	30.8	22.4	37.5
Total with endorsements, sureties and private securities	518.4	467.5	10.9
Total with endorsements, sureties and private securities (former exchange rate variation)	518.4	463.5	11.9

At June 30, 2014, the balance of the loan portfolio, including endorsements and sureties, reached R$487.6 billion, a 9.6% increase as compared to June 30, 2013. If we also consider the risks associated to the credits we borrow in the private securities modality, this increase reaches 10.9%.

In Brazil, the balance of our loan portfolio to individuals reflects our strategy to prioritize portfolios with lower risks. In the first half of 2014, we highlight the following:

Brazil - Individuals

Credit Card (Itaucard, Hipercard and partnerships)

▪ We are leaders in the credit card segment in Brazil in terms of income.

▪ In the first half of 2014, the transacted amount in debit and credit cards reached R$145.6 billion, which represented a 22.6% increase as compared to the same period of 2013.

▪ The balance of the loan portfolio reached R$53.5 billion, a 28.6% increase as compared to the same period of the previous year, particularly due to the acquisition of Credicard.

▪ Since its launch in August 2012, Itaucard 2.0, a pioneer credit card in the Brazilian market, that introduced to the country the international practice of calculating interest, has over 4.0 million cards issued.

Personal loans

▪ The balance of the loan portfolio reached R$28.7 billion, 5.5% higher than in the same period of the previous year.

▪ In the first half of 2014, we launched the Personal Loan Secured by Property, which provides our Personnalité client with a more competitive interest rate in relation to other credit lines, such as an installment plan.

Payroll deducted loans

▪ We are leaders in the origination of payroll deducted loans among the Brazilian private banks.

▪ The balance of the loan portfolio reached R$29.9 billion, a 62.1% growth in relation to June 30, 2013, reaching 6.1% of the bank’s total loans.

▪ The payroll deducted loans portfolio originated from our branch network closed the first half of 2014 with R$12.6 billion, and that originated from the other trading channels was approximately R$17.3 billion.

Vehicles

▪ The balance of the loan portfolio reached R$34.1 billion and the average loan to value (ratio of a loan to the value of an asset purchased) of the portfolio was 74.6% at the end of the first half of 2014.

▪ The average financing term for individuals was 39 months in the first half of 2014.

Mortgage loans

▪ We are the leaders in mortgage loans to individuals among the Brazilian private banks.

▪ Our offer is made by the network of branches, development companies, real estate agencies, and partnerships. The balance of the loan portfolio reached R$26.3 billion, a 26.1% increase in 12 months, with loan to value (ratio of a loan to the value of an asset purchased) for the portfolio of approximately 40.5%.

▪ In the first half of 2014, we carried out approximately 30.9 thousand financing operations, a 6.3% increase as compared to the same period of 2013. The volume of financing operations contracted by borrowers was R$4.4 billion, and R$2.5 billion for entrepreneurs according to the Brazilian Association of Real Estate Loans and Savings Companies (ABECIP).

▪ In the same period, we launched the Property Installment Insurance, guaranteeing borrowers the payment of up to four installments in case of involuntary job loss.

Brazil - Companies
Corporate (Wholesale Banking)

▪ The portfolio is composed of loans in domestic and foreign currency, mandatory loans and guarantees, with excellent quality, since 94.4% of loans are rated “AA”, “A” and “B” risk levels.

▪ In the period from January to June, noteworthy are the transactions in local currency that posted a 23.6% growth when compared to the same period of 2013, and mandatory loans, whose increase was 13.0% as compared with the same period of the previous year.

▪ In derivatives, we have maintained our outstanding position in CETIP. The focus was on operations hedging the exposures to foreign currencies, interest rates and commodities with clients.

▪ We were recognized by the Global Finance magazine in the World’s Best Trade Finance Banks 2014 as the best trade finance operation in Brazil for the 6th year in a row. The award considers the excellence level in criteria such as volume of transactions, global coverage, services provided, price and innovation.

Very small, small and middle-market companies

▪ The balance of the loan portfolio reached R$82.9 billion at June 30, 2014.

▪ In 2014, we have focused on reviewing and streamlining our array of products for very small, small and medium-market companies. As an example, the Conta Certa (right account), in addition to including more services, enables the clients to customize the number of payment forms, wire and electronic transfers (DOCs and TEDs), check custody, among others, in accordance with their needs. Until June 2014, we had approximately 739 thousand accounts in this modality.

▪ In July, we raised US$480 million in the international market to finance small and medium-sized companies located in the North and Northeast regions of Brazil. Of the total amount, US$400 million were raised with the Overseas Private Investment Corporation (OPIC), a U.S. government development bank, representing the largest disbursement of that institution for a financial project in Latin America. The remaining amount, of US$80 million, was obtained from the U.S. bank Wells Fargo Bank NA. The maximum payment term of this funding is six years.

Latin America
Argentina, Chile, Colombia, Paraguay and Uruguay

▪ Our loan portfolio posted a 6.6% increase in relation to June 2013, and the depreciation of the Latin American currencies, against the Real, exerted a substantial impact on that portfolio. The variation of the portfolio in the period was 19.4%, not considering the effect of the foreign exchange on the Real.

▪ The individuals segment posted a 12.8% increase (24.5% in legal tender), and noteworthy is the growth of 11.2% (22.0% in legal tender) in Chile’s portfolio, as compared to the same period of the previous year.

▪ The companies segment increased 3.3% (16.7% in legal tender), and noteworthy is the increase in the portfolios of Chile and Uruguay, which posted a 3.8% increase (13.9% in legal tender) and 12.9% (27.8% in legal tender) respectively.

Default

In line with our policy for mitigating risk in credit granting, the default rate showed improvement, reaching the lowest level since the Itaú and Unibanco merger in 2008, mainly impacted by the change in the credit profile of our portfolio.

▪	Total default rate, considering the balance of transactions overdue for over 90 days, reached 3.4% at June 30, 2014, posting a decrease of 80 bps as compared to June 30, 2013;
▪	In the individuals portfolio it reached 5.2% at the end of June 2014, dropping 120 bps, in relation to the same period of the previous year; and
▪	In the companies portfolio it reached 1.8% at the end of June 2014, a decrease of 70 bps, in relation to the same period of the previous year.

Over 90 days

3.3.2) Funding

At June 30, 2014, free, raised and managed assets totaled R$1.6 trillion, a 4.2% increase when compared to the same period of 2013. This total is represented as:

▪	46.5% refers to assets under administration and technical provisions for insurance, pension plan and capitalization;
▪	27.2% refers to deposits, debentures and funds from bills;
▪	22.5% refers to free assets and other liabilities; and
▪	3.8% refers to onlending, interbank deposits and funds from acceptance and issuance of securities.

As compared to June 2013, we recorded an 18.9% increase in demand deposits added to savings deposits, which are funded at a lower cost, showing the attractiveness of our brand. The increase in funding (net of Compulsory deposits and Cash and cash equivalents) provided improvement in the Loan portfolio and Funding ratio, reaching 76.3% at June 30, 2014.

In June, we carried out a funding abroad of US$1.7 billion via syndicated loans, with the participation of 26 international banks and maturity in 3 years. This is the largest transaction of this type carried out by the bank. The purpose of this funding is to refinance loans maturing in 2014, as well as the opening of new lines to finance working capital for companies.

3.3.3) Capital Strength

In order to ensure our strength and the capital availability to support our business growth, the regulatory capital levels were kept above the requirements to cover the risks, as evidenced by the Basel ratio.

At the end of June 2014, the Basel ratio reached 16.0%, of which 11.5% of Tier I Capital and 4.5% of Tier II Capital, mainly composed of shares, quotas, reserves and retained earnings, and subordinated debts. These indicators evidence the effective capacity of absorbing losses.

Our subordinated debt, which is part of our regulatory capital Tier II, reached R$53.9 billion at June 30, 2014, as compared to R$53.4 billion at June 30, 2013.

Risk Management - Pillar 3 – in October 2013, BACEN published the Circular No. 3.678, which provides for the disclosure of information related to risk management, the calculation of the amount of risk-weighted assets and calculation of Referential Equity (PR). The new circular will be in force as from June 30, 2014, when Circular No. 3.477 will be revoked. The new requirements of publication include in the Brazilian legislation the Pillar 3 requirements, which are part of Basel II and particularly, Basel III. The new report comprises:

▪	a detailed breakdown of the loan portfolio;
▪	a breakdown of the composition of Basel III capital ratios, as well as the characteristics of the instruments which are part of the PR; and
▪	Quantitative information on ownership interest, among other requirements.

The content of our new Risk Management Report - Pillar 3 is available on the Investor Relations website (www.itau.com.br/investor-relations > Corporate Governance > Risk Management - Pillar 3).

3.4) Services

We are constantly seeking to implement and focus on the sale of new products and services that add value to our clients and diversify our income, allowing the growth of our non-financial income arising mainly from bank service fees, income from bank charges and from insurance, pension plan and capitalization operations.

Asset Management

▪ In June 2014, we reached R$379.9 billion in assets under management, according to the ANBIMA management ranking, accounting for 14.8% of the market. Since early 2014, we have posted a total growth of 1.5%, particularly in Referenced DI Funds and Pension Plan.

▪ Kinea, the alternative investments management company, holds R$5.7 billion in managed assets.

▪ Itaú Asset Management was recognized in the category Maiores – alocação mista flexível (biggest – flexible mixed allocation) in Top Gestão (top management) 2014 organized by the Valor Econômico newspaper and Standard & Poor’s, which assesses fixed-income funds, multimarket and variable income funds, and recognizes the best fund managers in Brazil. The publication also gave five stars to 13 funds managed by Asset, based on profitability and regularity of the results achieved.

Custody and Bookkeeping Services

▪ In the custody market, we hold R$947.2 billion in assets, according to the ANBIMA ranking in June 2014, representing an increase of 3.5% in relation to June 2013.

▪ We provide services to 232 companies listed on BM&FBOVESPA, accounting for 62.9% of total shares, and regarding the Bookkeeping of Debentures, we are the bookkeeping institution of 431 securities in June 2014, which represents a 27.1% increase in relation to June 2013.

Consortia (Vehicles and real estate)

▪ A self-financing system for the installment payment of properties and vehicles, the consortium supplements our services portfolio. As it is a provision of services, the consortium management does not generate default risk nor allocation of credit capital to the institution, therefore making this product increasingly important and relevant for the diversification of our income.

▪ Income from administration from January to June 2014 reached R$296.0 million, a growth of 85.1% in relation to the same period of the previous year.

Electronic Payment Means(REDE)	▪ In the first half of 2014, total debit and credit income reached R$166.0 billion in 2014 year-to-date, a 10.5% increase in relation to the same period of 2013. We closed the period with 1.7 million equipment pieces, a 21.7% growth as compared with the previous year.
Investment Banking

▪ From January to June, 2014, we highlight our Merger and Acquisition operation in Brazil, which provided financial advisory on 34 transactions, totaling US$8.9 billion and having achieved the leadership in the Thomson Reuters ranking.

▪ In fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$10.7 billion in the period from January to June 2014. In international issues of fixed income, we acted in Brazil as the joint bookrunners of offerings with a total volume of US$6.4 billion until June 2014.

▪ Our operation also comprises Chile, with the broker, and Argentina, Colombia, Peru and Mexico, where we have representation offices, supplementing our coverage to the head offices of our international clients, operating through the units in Europe, the United States, the Caribbean, Middle East and Asia. The international coverage is key to the performance of cross-border mandates in M&A and Capital Markets.

3.5) Insurance, Pension Plan and Capitalization

Insurance

▪ We focused on mass products of Individuals and Equities, operating in the bancassurance model. In this model, products are offered in synergy with the diversified bank channels, such as the retail – branch networks, partnerships with retailers, credit card clients, mortgage and automotive financing – and also in the wholesale channel. This operation is strategic and increasingly significant in our diversification of income.

▪ Regarding insurance, the change in earned premiums was 4.2% in relation to the first half of 2013, reaching R$3.0 billion (not including our share in Porto Seguro, in which we hold 30% of capital). Technical provisions for insurance reached R$10.0 billion at June 30, 2014. Retained claims reached R$954.4 million in the first half of 2014, a 10.5% decrease in relation to the first half of 2013, particularly influenced by minor claims in the DPVAT line.

▪ The growth of sales of insurances in electronic channels was 69.8% in the first half of 2014 in relation to the same period of the prior year, positively impacting the results of our operation.

▪ Our focus on the client contributed to the improvement in the retention of insurance clients, with more efficient sale and service processes, positively impacting the quality of our services. The average term for payment of claims decreased from 20 days in the first half of 2013 to 11 days in the first half of 2014, below the 30-day term established by the regulatory body. In addition, we developed a direct communication channel with the client so that he/she can keep track of the process by SMS and email.

Pension Plan	▪ In pension plans, total funding reached R$8.2 billion in the first half of 2014, a 17.1% decrease when compared to the first half of 2013. Income from management fees reached R$538.8 million and technical provisions increased 12.0% in the same period, totaling R$95.4 billion at the end of half.
Capitalization	▪ In capitalization, we posted a 4.3% increase in the certificates in force in 2014 when compared to the first half of 2013. The technical provisions for capitalization reached R$3.0 billion at June 30, 2014, and the collection with capitalization certificates reached R$1.2 billion from January to June, recording increases of 2.8% and 3.5% in relation to the same period of the previous year, respectively.

3.6) Stock Market

Market value – at the end of the first half of 2014, we ranked as the twentieth-first largest bank in the world based on the market value criterion (R$174.5 billion), according to the Bloomberg ranking.

Average Daily Trading Volume (in R$ million)

Volume of transactions – the average daily trading volume of our shares on BM&FBOVESPA was over 23.2 thousand per session, 10.9% higher than in the same period of last year, with an average traded volume of R$15.4 thousand/transaction. In the Bovespa Index (IBOVESPA), the daily average volume of transactions decreased 0.9% and the average volume per transaction was R$7.7 thousand.

Relations with the market – we attended 17 conferences and road shows in Brazil and abroad in the first half, and we will hold 22 Apimec (Association of Capital Market Analysts and Investment Professionals) meetings in the second half in Brazil, thus strengthening our relations with stockholders, analysts and investors of the capital markets. For more information, see www.itau.com.br/investor-relations > Agenda and check our corporate events. You are invited to attend our main Apimec meetings, held in the regional headquarters:

October	November
9 – Fortaleza	12 – Brasília
13 – Belo Horizonte	18 – São Paulo
21 – Porto Alegre
23 – Rio de Janeiro

In July, we received for the sixth time, the Companhia Aberta - Categoria A (publicly held company – A category) offered by Apimec, related to 2013. This award is for companies with outstanding performance in relationship with the market, considering transparency, timing and quality.

Investor Relations Code of Conduct – on June 18, we made available, on an unprecedented and voluntary basis, the Code of Conduct for collaborators who perform the duties of Investor Relations of the Company. We believe that by means of this innovative document we are contributing to the improvement of the capital market by presenting the conduct expected from the company’s professionals, in addition to ensuring their engagement, considering our commitment to transparency and responsibility in communications with our shareholders and other stakeholders. It should be emphasized that we have had our Investor Relations Policy since October 2012.

IR Magazine Awards Brazil 2013 – promoted by IR Magazine and the Brazilian Institute of Investor Relations (IBRI), the award elects, by means of an independent survey from Getulio Vargas Foundation (FGV) with portfolio managers and investment analysts, the Brazilian companies with the best Investor Relations practices. This year, we have been acknowledged in 7 categories:

▪	Grand Prix for the best Investor Relations program (large cap);
▪	Best use of technology (large cap);
▪	Best teleconference;
▪	Best meeting with investors (large cap);
▪	Best annual report;
▪	Best performance in investor relations in the 2005-2014 period (large cap); and
▪	Best Investor Relations in the Financial Sector.

The table below shows the main market indicators at June 30, 2014:

	R$		%
Shares	June 30, 2014	June 30, 2013	Change
Recurring net income per share(1)	1.74	1.30	33.8
Net income per share(1)	1.71	1.29	32.6
Book value per share(1)	15.73	13.87	13.4
Number of outstanding shares (in millions)(2)	5,467.7	5,464.1	0.1
Dividends/Interest on capital, net per share	0.3667	0.3258	12.6
Price of preferred share (ITUB4)(2)(3)	31.91	25.94	23.0
Price of common share (ITUB3)(2)(3)	30.22	26.44	14.3
Price of preferred share (PN)(3)/Net income per share (annualized)	9.33	10.05	-7.2
Price of preferred share (PN)(3)/Stockholders’ equity per share	2.03	1.87	8.6
Market value (in billions) (4)(5)	174.5	141.7	23.1

(1) Calculated based on the weighted average of the number of shares;

(2) The number of outstanding shares and the price of share were adjusted to reflect the 10% bonus ocurred on June 5, 2014;

(3) Based on the closing quotation on the last day of the period;

(4) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(5) R$ 170.2 billion considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares.

4)	PEOPLE

Itaú Unibanco had the support of approximately 94.4 thousand people at the end of first half of 2014, including approximately 7.0 thousand employees in foreign units. The employee’s fixed compensation plus charges and benefits totaled R$5.6 billion in the year-to-date and over R$82.3 million were invested in training programs in the first half of 2014.

Meeting of Leaders – in its 5th edition, the event gathered all Superintendents, Officers and Vice-Presidents to present the current and future challenges and also to discuss how to meet them. With the topic “change starts with you”, the main message that will guide 2014 is that each one of our collaborators is responsible for taking our organization to even more differentiated levels.

Itaú de Portas Abertas (Itaú open doors) – we held this event for the third consecutive year (http://deportasabertas.com.br/), and it was attended by approximately 250 university students. They attended lectures and panels with some of the main executives at the bank's head offices and they had the opportunity to interact with managers and trainees to exchange experiences.

5)	SUSTAINABILITY

In line with our initiatives of financial guidance and transparency, Itaú Seguros’ communication aimed at stimulating the clients’ reflection on the importance of protection, and making them closer to insurance products with a simple and friendly language. The campaign, run in the second half of 2014, was made up of insertions in the printed media and on the internet with contents that demystify the insurance industry.

O Itaú Unibanco, Fundação Itaú Social and Instituto Unibanco support the project for high schools of the National Strategy for Financial Education (ENEF). The online platform that disseminates this project was presented in the first edition of the National Week of Financial Education, held from May 5 to 9, 2014.

Newsweek's Green Rankings 2014 – in partnership with Corporate Knights Capital, Newsweek ranked the world’s most sustainable companies. We achieved the 19th position in the 2014 edition, and we are the first Brazilian company and the second financial institution of the world to be included in the list.

On April 25, 2014, a BACEN Resolution No. 4.327 BACEN on Social and Environmental Responsibility was approved. This resolution sets forth that all financial institutions should implement the Social and Environmental Responsibility in compliance with the principles and guidelines specified in the resolution. The deadlines for compliance with the rule are February 28, 2015 for financial institutions that must implement the Internal Capital Adequacy Assessment Process Capital (Icapp), and July 31, 2015 for the other institutions. Supplementing our voluntary commitment to this topic, we are adjusting our policy to those guidelines and acting with the Brazilian Federation of Banks (FEBRABAN) to contribute with the progress of this topic in the sector.

6)	INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of his or her client.

During the period from January to June 2014, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

▪	January 13 and 22 and March 14 – acquisition of technical material;
▪	January 29 – review of contingencies and tax risks in potential acquisition of companies;
▪	May 16 – review of tax returns; and
▪	June 13 – independent review of the application of “2013 COSO” Framework of internal controls.

Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, its parent and subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services, including the approval by the Audit Committee.

7)	BACEN - Circular No. 3,068/01

We hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$29.5 billion, corresponding to 10.1% of total securities held.

8)	IFRS (International Financial Reporting Standards)

We disclosed the consolidated financial statements in accordance with the international financial reporting standards (IFRS), at the same date of this publication, pursuant to CVM/SEP Circular Letter 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

9)	ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent results, and our clients and stockholders for their trust.

(Approved at the Board of Directors' Meeting of August 4, 2014).

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Vice-Chairmen	Executive Vice-Presidents
Alfredo Egydio Arruda Villela Filho	Alfredo Egydio Setubal (*)
Roberto Egydio Setubal	Candido Botelho Bracher

Members	Executive Directors
Alfredo Egydio Setubal	Caio Ibrahim David
Candido Botelho Bracher	Claudia Politanski
Demosthenes Madureira de Pinho Neto	Eduardo Mazzilli de Vassimon
Gustavo Jorge Laboissière Loyola	Ricardo Baldin
Henri Penchas
Israel Vainboim
Nildemar Secches
Pedro Luiz Bodin de Moraes	Directors
Ricardo Villela Marino	Alexsandro Broedel Lopes
Eduardo Hiroyuki Miyaki
Emerson Macedo Bortoloto
Marcelo Kopel
AUDIT COMMITTEE	Matias Granata
Chairman	Rodrigo Luis Rosa Couto
Geraldo Travaglia Filho	Wagner Bettini Sanches

Members
Alkimar Ribeiro Moura	(*) Investor Relations Director
Diego Fresco Gutierrez
Luiz Alberto Fiore
Maria Helena dos Santos Fernandes de Santana
Sergio Darcy da Silva Alves

FISCAL COUNCIL
President
Iran Siqueira Lima

Members
Alberto Sozin Furuguem	Accountant
Luiz Alberto de Castro Falleiros	Reginaldo José Camilo
CRC-1SP – 114.497/O-9

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Retail General Manager	Directors (continued)
Roberto Egydio Setubal	Fernando Barçante Tostes Malta
Fernando Della Torre Chagas
Wholesale General Manager	Fernando José Costa Teles
Candido Botelho Bracher	Fernando Mattar Beyruti
Flávio Delfino Júnior
Executive Vice-Presidents	Francisco Vieira Cordeiro Neto
Alberto Fernandes	Gabriel Amado de Moura
Alexandre de Barros	Gilberto Frussa
Alfredo Egydio Setubal	Henrique Pinto Echenique
Caio Ibrahim David	Ilan Goldfajn
Claudia Politanski	João Antonio Dantas Bezerra Leite
Daniel Luiz Gleizer	João Carlos de Gênova
Eduardo Mazzilli de Vassimon	Jorge Luiz Viegas Ramalho
Jean-Marc Robert Nogueira Baptista Etlin	José Félix Valencia Ríos
José Castro Araújo Rudge	José Virgilio Vita Neto
Márcio de Andrade Schettini	Leila Cristiane Barboza Braga de Melo
Marco Ambrogio Crespi Bonomi	Leon Gottlieb
Ricardo Villela Marino	Luís Eduardo Gross Siqueira Cunha
Luís Tadeu Mantovani Sassi
Executive Directors	Luiz Antonio Nogueira de França
Álvaro de Alvarenga Freire Pimentel	Luiz Eduardo Loureiro Veloso
André Luis Texeira Rodrigues	Luiz Felipe Monteiro Arcuri Trevisan
André Sapoznik	Luiz Fernando Butori Reis Santos
Carlos Eduardo Monico	Luiz Severiano Ribeiro
Christian George Egan	Marcello Peccinini de Chiaro
Fernando Marsella Chacon Ruiz	Marcello Siniscalchi
Flávio Augusto Aguiar de Souza	Marcelo Ariel Rosenhek
Gustavo Adolfo Funcia Murgel	Marcelo Kopel
João Marcos Pequeno de Biase	Marcelo Luis Orticelli
José Augusto Durand	Marcio Luis Domingues da Silva
Luís Antonio Rodrigues	Marco Antonio Sudano
Luís Fernando Staub	Marcos Antônio Vaz de Magalhães
Milton Maluhy Filho	Marcos Vanderlei Belini Ferreira
Ricardo Ribeiro Mandacaru Guerra	Mário Lúcio Gurgel Pires
Mario Luiz Amabile
Directors	Matias Granata
Adilso Martins de Lima	Messias dos Santos Esteves
Adriano Cabral Volpini	Osvaldo José Dal Fabbro
Adriano Maciel Pedroti	Paulo Meirelles de Oliveira Santos
Alberto Zoffmann do Espirito Santo	Pedro Barros Barreto Fernandes
Alexandre Enrico Silva Figliolino	Renata Helena de Oliveira Tubini
Alexsandro Broedel Lopes	Ricardo Lima Soares
André Carvalho Whyte Gailey	Ricardo Nuno Delgado Gonçalves
André Ferrari	Ricardo Orlando
Andréa Matteucci Pinotti Cordeiro	Ricardo Urquijo Lazcano
Carlos Eduardo de Castro	Roberto Fernando Vicente
Carlos Henrique Donegá Aidar	Rodrigo Luís Rosa Couto
Carlos Orestes Vanzo	Rogério Carvalho Braga
Cesar Ming Pereira da Silva	Romildo Gonçalves Valente
Cesar Padovan	Rooney Silva
Cícero Marcus de Araújo	Sergio Guillinet Fajerman
Cintia Carbonieri Araújo	Sergio Souza Fernandes Junior
Claudio César Sanches	Thales Ferreira Silva
Cláudio José Coutinho Arromatte	Vanessa Lopes Reisner
Cristiane Magalhães Teixeira Portella	Wagner Bettini Sanches
Cristiano Rogério Cagne
Cristina Cestari Spada
Edilson Pereira Jardim
Eduardo Cardoso Armonia
Eduardo Corsetti
Elaine Cristina Zanatta Rodrigues Vasquinho
Emerson Savi Junqueira
Fabiana Pascon Bastos

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman	Directors
Roberto Egydio Setubal	Alexsandro Broedel Lopes (*)
André Carvalho Whyte Gailey
Vice-Chairmen	Caio Ibrahim David
Alfredo Egydio Setubal	Cristiano Rogério Cagne
Candido Botelho Bracher	Flávio Delfino Júnior
Gilberto Frussa
Members	João Carlos de Gênova
Antonio Carlos Barbosa de Oliveira	Marcello Peccinini de Chiaro
Caio Ibrahim David	Marcelo Ariel Rosenhek
Eduardo Mazzilli de Vassimon	Marco Antônio Sudano
Henri Penchas	Mário Luís Brugnetti
João Dionísio Filgueira Barreto Amoêdo	Vanessa Lopes Reisner

(*) Elected at Board Meeting on June 9, 2014, approved by BACEN on July 14, 2014.
EXECUTIVE BOARD
Chief Executive Officer
Candido Botelho Bracher

Managing Vice-Presidents
Alberto Fernandes
Daniel Luiz Gleizer
Jean-Marc Robert Nogueira Baptista Etlin

Executive Directors
Álvaro de Alvarenga Freire Pimentel
Christian George Egan
Fernando Fontes Iunes
José Augusto Durand

ITAÚ SEGUROS S.A.

Chief Executive Officer
Fernando José Costa Teles

Directors
Adriano Cabral Volpini
Alexsandro Broedel Lopes
Antonio Eduardo Márquez de Figueiredo Trindade
Cláudio José Coutinho Arromatte
Fernando Barçante Tostes Malta
Henrique Pinto Echenique
Mario Luiz Amabile

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	06/30/2014	06/30/2013
Current assets		795,472,307	770,520,939
Cash and cash equivalents		20,605,328	14,671,255
Interbank investments	4b and 6	164,540,675	182,438,643
Money market		135,065,763	158,631,401
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	3,142,402	2,979,956
Interbank deposits		26,332,510	20,827,286
Securities and derivative financial instruments	4c, 4d and 7	210,908,368	202,612,454
Own portfolio		60,298,981	63,617,494
Subject to repurchase commitments		32,949,062	32,070,694
Pledged in guarantee		2,217,802	6,623,727
Securities under resale agreements with free movement		6,072	42,546
Deposited with the Central Bank		11,248,985	6,961,284
Derivative financial instruments		8,050,337	7,799,756
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	88,804,684	79,141,414
Assets guaranteeing technical provisions – other securities	11b	7,332,445	6,355,539
Interbank accounts		86,153,027	69,093,301
Pending settlement		6,032,100	3,373,598
Central Bank deposits		80,042,642	65,684,052
National Housing System (SFH)		2,706	1,394
Correspondents		75,579	34,257
Interbranch accounts		118,936	62,776
Loan, lease and other credit operations	8	216,765,645	193,163,226
Operations with credit granting characteristics	4e	230,268,331	207,598,095
(Allowance for loan losses)	4f	(13,502,686)	(14,434,869)
Other receivables		92,195,078	105,275,553
Foreign exchange portfolio	9	32,469,330	49,832,809
Income receivable		1,680,278	1,491,937
Transactions with credit card issuers	4e	20,247,829	19,581,543
Receivables from insurance and reinsurance operations	4m I and 11b	4,681,832	4,589,471
Negotiation and intermediation of securities		2,664,766	4,536,611
Sundry	13a	30,451,043	25,243,182
Other assets	4g	4,185,250	3,203,731
Assets held for sale		188,391	165,261
(Valuation allowance)		(56,458)	(41,132)
Unearned premiums of reinsurance	4m I	765,746	672,497
Prepaid expenses	4g and 13b	3,287,571	2,407,105
Long-term receivables		298,971,876	273,426,407
Interbank investments	4b and 6	1,047,228	1,139,201
Money market		353,780	5
Interbank deposits		693,448	1,139,196
Securities and derivative financial instruments	4c, 4d and 7	80,389,061	70,176,305
Own portfolio		51,920,297	39,063,906
Subject to repurchase commitments		18,252,308	18,170,914
Pledged in guarantee		604,308	2,104,606
Deposited with the Central Bank		-	310
Derivative financial instruments		4,099,105	6,256,141
Assets guaranteeing technical provisions – other securities	11b	5,513,043	4,580,428
Interbank accounts - National Housing System (SFH)		743,002	698,867
Loan, lease and other credit operations	8	173,615,837	159,651,177
Operations with credit granting characteristics	4e	184,659,692	171,615,398
(Allowance for loan losses)	4f	(11,043,855)	(11,964,221)
Other receivables		41,764,037	39,957,941
Foreign exchange portfolio	9	1,747,604	17,942
Sundry	13a	40,016,433	39,939,999
Other assets	4g	1,412,711	1,802,916
Unearned premiums of reinsurance	4m I	302,657	165,899
Prepaid expenses	4g and 13b	1,110,054	1,637,017
Permanent assets		17,487,680	13,734,152
Investments	4h and 15a Il	3,232,884	2,996,196
Investments in affiliates and jointly controlled entities		2,957,508	2,278,889
Other investments		486,849	989,235
(Allowance for losses)		(211,473)	(271,928)
Real estate in use	4i and 15b	6,770,985	5,834,320
Real estate in use		4,117,009	3,664,663
Other fixed assets		10,813,107	9,689,618
(Accumulated depreciation)		(8,159,131)	(7,519,961)
Goodwill	4j and 15b	1,841,039	46,060
Intangible assets	4k and 15b	5,642,772	4,857,576
Acquisition of rights to credit payroll		1,117,447	1,277,691
Other intangible assets		6,557,410	5,489,953
(Accumulated amortization)		(2,032,085)	(1,910,068)
Total assets		1,111,931,863	1,057,681,498

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	06/30/2014	06/30/2013
Current liabilities		590,312,522	572,612,192
Deposits	4b and 10b	218,744,609	184,878,576
Demand deposits		44,847,485	38,664,956
Savings deposits		110,840,114	92,324,244
Interbank deposits		3,714,887	5,690,244
Time deposits		59,342,123	48,199,132
Deposits received under securities repurchase agreements	4b and 10c	161,278,821	170,746,740
Own portfolio		77,410,435	79,762,577
Third-party portfolio		81,088,165	89,690,373
Free portfolio		2,780,221	1,293,790
Funds from acceptances and issuance of securities	4b and 10d	23,815,410	27,497,407
Real estate, mortgage, credit and similar notes		19,743,038	20,009,347
Debentures		-	526,983
Foreign borrowings through securities		3,102,446	6,961,077
Structured Operations Certificates		969,926	-
Interbank accounts		7,836,943	4,119,486
Pending settlement		5,204,188	2,918,272
Correspondents		2,632,755	1,201,214
Interbranch accounts		5,586,869	4,217,122
Third-party funds in transit		5,519,319	4,173,903
Internal transfer of funds		67,550	43,219
Borrowings and onlending	4b and 10e	34,538,031	33,511,134
Borrowings		21,973,152	22,231,346
Onlending		12,564,879	11,279,788
Derivative financial instruments	4d and 7g	5,436,319	5,785,523
Technical provision for insurance, pension plan and capitalization	4m II and 11a	12,048,757	11,065,538
Other liabilities		121,026,763	130,790,666
Collection and payment of taxes and contributions		5,126,902	4,749,382
Foreign exchange portfolio	9	33,441,370	50,150,336
Social and statutory	16b II	3,406,977	2,516,972
Tax and social security contributions	4n 4o and 14c	6,879,959	5,639,151
Negotiation and intermediation of securities		4,562,210	7,513,391
Credit card operations	4e	48,148,145	42,529,709
Subordinated debt	10f	2,770,694	4,096,277
Sundry	13c	16,690,506	13,595,448
Long-term liabilities		432,494,597	406,387,237
Deposits	4b and 10b	58,602,224	60,152,359
Interbank deposits		347,151	1,365,887
Time deposits		58,255,073	58,786,472
Deposits received under securities repurchase agreements	4b and 10c	132,063,520	118,522,021
Own portfolio		102,665,024	91,437,064
Free portfolio		29,398,496	27,084,957
Funds from acceptances and issuance of securities	4b and 10d	21,476,276	25,704,855
Real estate, mortgage, credit and similar notes		10,180,339	14,942,654
Foreign borrowings through securities		10,785,795	10,762,201
Structured Operations Certificates		510,142	-
Borrowings and onlending	4b and 10e	42,510,144	35,628,196
Borrowings		11,556,910	7,913,401
Onlending		30,953,234	27,714,795
Derivative financial instruments	4d and 7g	6,471,991	5,744,954
Technical provision for insurance, pension plan and capitalization	4m II and 11a	96,401,627	86,381,188
Other liabilities		74,968,815	74,253,664
Foreign exchange portfolio	9	1,729,833	17,694
Tax and social security contributions	4n, 4o and 14c	10,553,102	13,795,572
Subordinated debt	10f	49,349,246	49,717,150
Sundry	13c	13,336,634	10,723,248
Deferred income	4p	1,162,923	1,104,769
Minority interest in subsidiaries	16e	1,975,051	1,796,119
Stockholders' equity	16	85,986,770	75,781,181
Capital		75,000,000	60,000,000
Capital reserves		866,514	905,634
Revenue reserves		12,940,109	17,090,287
Asset valuation adjustment	4c, 4d and 7d	(1,274,814)	(598,077)
(Treasury shares)		(1,545,039)	(1,616,663)
Total liabilities and stockholders' equity		1,111,931,863	1,057,681,498

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	Note	01/01 to 06/30/2014	01/01 to 06/30/2013
Income from financial operations		55,079,608	42,888,792
Loan, lease and other credit operations		31,442,018	28,682,326
Securities and derivative financial instruments		15,249,692	10,963,113
Financial income from insurance, pension plan and capitalization operations	11c	4,707,942	765,231
Foreign exchange operations		489,400	630,817
Compulsory deposits		3,190,556	1,847,305
Expenses of financial operations		(27,820,542)	(21,211,287)
Money market		(23,595,696)	(18,939,938)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(4,302,411)	(540,372)
Borrowings and onlending		77,565	(1,730,977)
Income from financial operations before loan and losses		27,259,066	21,677,505
Result of allowance for loan losses	8d I	(6,375,036)	(7,504,095)
Expenses for allowance for loan losses		(8,696,371)	(9,852,073)
Income from recovery of credits written off as loss		2,321,335	2,347,978
Gross income from financial operations		20,884,030	14,173,410
Other operating revenues (expenses)		(6,022,567)	(5,715,460)
Banking service fees	13d	9,121,766	7,985,961
Asset management		1,837,035	1,695,881
Current account services		380,975	363,104
Credit cards		4,278,748	3,614,690
Sureties and credits granted		919,849	821,110
Receipt services		772,971	701,445
Other		932,188	789,731
Income from bank charges	13e	4,187,874	3,459,833
Result from insurance, pension plan and capitalization operations	11c	1,880,103	1,760,688
Personnel expenses	13f	(7,948,973)	(7,391,344)
Other administrative expenses	13g	(7,831,157)	(7,096,457)
Tax expenses	4o and 14a II	(2,725,452)	(2,180,538)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	251,130	159,132
Other operating revenues	13h	86,690	151,059
Other operating expenses	13i	(3,044,548)	(2,563,794)
Operating income		14,861,463	8,457,950
Non-operating income		(25,333)	5,204
Income before taxes on income and profit sharing		14,836,130	8,463,154
Income tax and social contribution	4o and 14a I	(5,237,590)	(1,241,871)
Due on operations for the period		(5,186,378)	(4,102,378)
Related to temporary differences		(51,212)	2,860,507
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(138,380)	(121,625)
Minority interest in subsidiaries	16e	(142,232)	(44,320)
Net income		9,317,928	7,055,338
Weighted average of the number of outstanding shares	16a	5,464,617,720	5,470,785,454
Net income per share – R$		1.71	1.29
Book value per share - R$ (outstanding at 06/30)		15.73	13.87

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	183,817	78,451
Net income without nonrecurring effects		9,501,745	7,133,789
Net income per share – R$		1.74	1.30

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	NOTE	01/01 to 06/30/2014	01/01 to 06/30/2013
Adjusted net income		29,430,160	16,986,737
Net income		9,317,928	7,055,338
Adjustments to net income:		20,112,232	9,931,399
Granted options recognized		103,162	108,312
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	(1,490,460)	1,232,842
Effects of changes in exchange rates on cash and cash equivalents		3,489,113	(1,227,037)
Allowance for loan losses		8,696,371	9,852,073
Interest and foreign exchange expense from operations with subordinated debt		2,064,810	3,384,863
Interest expense from operations with debentures		-	31,003
Financial expenses on technical provisions for pension plan and capitalization		4,302,411	540,372
Depreciation and amortization	15b	1,323,692	1,157,882
Interest expense from provision for contingent and legal liabilities	12b	505,487	437,792
Provision for contingent and legal liabilities	12b	1,845,183	1,736,958
Interest income from escrow deposits	12b	(202,498)	(114,175)
Deferred taxes		51,212	(2,860,507)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	(251,130)	(159,132)
Interest and foreign exchange income from available-for-sale securities		(383,331)	(4,175,621)
Interest and foreign exchange income from held-to-maturity securities		(372,769)	(205,937)
(Gain) loss from sale of available-for-sale financial assets	7i	126,129	157,065
(Gain) loss from sale of investments		11,449	675
(Gain) loss from sale of foreclosed assets		11,800	(7,080)
(Gain) loss from sale of fixed assets		28,187	6,342
Minority interest		142,232	44,320
Other		111,181	(9,611)
Change in assets and liabilities		(8,220,869)	(5,641,753)
(Increase) decrease in assets		(16,994,247)	(23,346,999)
Interbank investments		(568,945)	(7,448,693)
Securities and derivative financial instruments (assets/liabilities)		3,083,427	5,508,520
Compulsory deposits with the Central Bank of Brazil		(3,032,361)	(1,982,680)
Interbank and interbranch accounts (assets/liabilities)		2,423,680	94,890
Loan, lease and other credit operations		(13,256,858)	(21,129,975)
Other receivables and other assets		(4,705,353)	72,183
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		(937,837)	1,538,756
(Decrease) increase in liabilities		8,773,378	17,705,246
Deposits		2,963,371	1,839,127
Deposits received under securities repurchase agreements		1,163,164	485,832
Funds for issuance of securities		(964,704)	(863,247)
Borrowings and onlending		394,873	10,014,123
Credit card operations (assets/liabilities)		(3,713,929)	(2,684,429)
Technical provision for insurance, pension plan and capitalization		2,485,216	3,378,003
Collection and payment of taxes and contributions		4,921,922	4,333,569
Other liabilities		1,485,996	1,251,719
Deferred income		37,469	(49,451)
Payment of income tax and social contribution		(4,821,470)	(3,996,008)
Net cash provided by (used in) operating activities		16,387,821	7,346,415
Interest on capital / dividends received from affiliated companies		244,201	55,567
Funds received from sale of available-for-sale securities		43,372,130	17,164,166
Funds received from redemption of held-to-maturity securities		1,258,671	258,956
Disposal of assets not for own use		14,715	49,313
Disposal of investments		202,168	139,508
Cash and cash equivalents net assets and liabilities due from BMG Seguradora acquisition	2c	(87,166)	-
Sale of fixed assets		9,892	18,206
Termination of intangible asset agreements		190,158	612
Purchase of available-for-sale securities		(29,364,692)	(19,514,311)
Purchase of held-to-maturity securities		(8,090,760)	(413,814)
Purchase of investments		(53,091)	(58,808)
Purchase of fixed assets	15b	(1,164,364)	(1,034,650)
Purchase of intangible assets	15b	(562,394)	(501,693)
Net cash provided by (used in) invesment activities		5,969,468	(3,836,948)
Increase in subordinated debt		194,871	-
Decrease in subordinated debt		(5,778,803)	(3,943,561)
Decrease in debentures		-	(1,073,073)
Change in minority interest	16e	(67,064)	363,294
Granting of stock options		235,323	142,592
Purchase of treasury shares		-	(255,891)
Dividends and interest on capital paid to minority interests		(3,572)	(5,156)
Dividends and interest on capital paid		(4,053,394)	(3,546,110)
Net cash provided by (used in) financing activities		(9,472,639)	(8,317,905)

Net increase (decrease) in cash and cash equivalents		12,884,650	(4,808,439)

Cash and cash equivalents at the beginning of the period		45,802,194	40,935,830
Effects of changes in exchange rates on cash and cash equivalents		(3,489,113)	1,227,037
Cash and cash equivalents at the end of the period	4a and 5	55,197,731	37,354,428

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	Note	01/01 to 06/30/2014		01/01 to 06/30/2013
Income		65,274,239		48,747,442
Financial operations		55,079,608		42,888,792
Banking services		13,309,640		11,445,794
Result from insurance, pension plan and capitalization operations		1,880,103		1,760,688
Result of loan losses	8d	(6,375,036)		(7,504,095)
Other		1,379,924		156,263
Expenses		(30,865,090)		(23,775,081)
Financial operations		(27,820,542)		(21,211,287)
Other		(3,044,548)		(2,563,794)
Inputs purchased from third parties		(6,230,623)		(5,658,452)
Materials, energy and others	13g	(160,212)		(168,562)
Third-party services	13g	(1,976,517)		(1,589,619)
Other		(4,093,894)		(3,900,271)
Data processing and telecommunications	13g	(1,878,355)		(1,759,629)
Advertising, promotions and publication	13g	(463,787)		(468,323)
Installations		(606,293)		(583,079)
Transportation	13g	(211,342)		(225,759)
Security	13g	(309,875)		(270,406)
Travel expenses	13g	(94,093)		(88,496)
Other		(530,149)		(504,579)
Gross added value		28,178,526		19,313,909
Depreciation and amortization	13g	(1,013,526)		(923,283)
Net added value produced by the company		27,165,000		18,390,626
Added value received from transfer	15a lll	251,130		159,132
Total added value to be distributed		27,416,130		18,549,758
Distribution of added value		27,416,130		18,549,758
Personnel		7,239,325	26.4%	6,719,936	36.2%
Compensation		5,791,411	21.1%	5,339,123	28.8%
Benefits		1,109,032	4.0%	1,051,676	5.7%
FGTS – government severance pay fund		338,882	1.2%	329,137	1.8%
Taxes, fees and contributions		10,129,637	36.9%	4,215,442	22.7%
Federal		9,655,398	35.2%	3,790,108	20.4%
State		13,496	0.0%	5,143	0.0%
Municipal		460,743	1.7%	420,191	2.3%
Return on third parties’ assets - Rent		587,008	2.1%	514,722	2.8%
Return on own assets		9,460,160	34.5%	7,099,658	38.3%
Dividends and interest on capital		2,026,981	7.4%	1,340,309	7.2%
Retained earnings (loss) for the period		7,290,947	26.6%	5,715,029	30.8%
Minority interest in retained earnings		142,232	0.5%	44,320	0.2%

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In thousands of Reais)

Assets	Note	06/30/2014	06/30/2013
Current assets		17,420,689	11,997,355
Cash and cash equivalents		57,917	43,946
Interbank investments	4b and 6	5,928,343	172,507
Money market		36,197	58,625
Interbank deposits		5,892,146	113,882
Securities and derivative financial instruments - Own portfolio	4c, 4d and 7	11,229,672	11,293,786
Other receivables		196,961	479,359
Income receivable	15a I	43,218	-
Sundry	13a	153,743	479,359
Other assets – prepaid expenses	4g	7,796	7,757
Long-term receivables		36,347,933	40,204,409
Interbank invesments – interbank deposits	4b and 6	35,848,728	39,508,972
Other receivables - sundry	13a	499,205	695,437
Permanent assets		59,004,658	54,094,143
Investments		59,004,569	54,093,991
Investments in subsidiaries	4h and 15a I	59,004,569	54,093,991
Real estate in use	4i	89	152
Total assets		112,773,280	106,295,907
Liabilities
Current liabilities		2,200,779	1,713,683
Deposits - interbank deposits	4b and 10b	-	101,930
Funds from acceptance and issuance of securities	4b and 10d	5,542	5,542
Other liabilities		2,195,237	1,606,211
Social and statutory	16b II	1,739,775	1,080,938
Tax and social security contributions	4n, 4o and 14c	182,259	173,777
Subordinated debt	10f	242,035	243,474
Sundry		31,168	108,022
Long-term liabilities		17,633,818	18,883,278
Funds from acceptance and issuance of securities	4b and 10d	500,000	500,000
Other liabilities		17,133,818	18,383,278
Tax and social security contributions	4n, 4o and 14c	4,900	1,164,242
Subordinated debt	10f	17,108,926	17,201,572
Sundry		19,992	17,464
Stockholders' equity	16	92,938,683	85,698,946
Capital		75,000,000	60,000,000
Capital reserves		866,514	905,634
Revenue reserves		19,694,145	27,008,052
Asset valuation adjustment	4c and 4d	(1,076,937)	(598,077)
(Treasury shares)		(1,545,039)	(1,616,663)
Total liabilities and stockholders' equity		112,773,280	106,295,907

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
(In thousands of Reais)

	Note	01/01 to 06/30/2014	01/01 to 06/30/2013
Income from financial operations		2,043,825	1,589,144
Securities and derivative financial instruments		2,043,825	1,589,144
Expenses of financial operations		(541,371)	(480,424)
Money market		(541,371)	(480,424)
Gross income from financial operations		1,502,454	1,108,720
Other operating revenues (expenses)		5,739,944	3,550,404
Personnel expenses		(121,841)	(115,579)
Other administrative expenses		(19,204)	(19,261)
Tax expenses	14a II	(128,499)	(111,102)
Equity in earnings of subsidiaries	15a I	6,040,662	3,822,183
Other operating revenues (expenses)		(31,174)	(25,837)
Operating income		7,242,398	4,659,124
Non-operating income		16,302	14,855
Income before taxes on income and profit sharing		7,258,700	4,673,979
Income tax and social contribution	4p	282,877	391,343
Due on operations for the period		(37,712)	(66,400)
Related to temporary differences		320,589	457,743
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(4,841)	(7,111)
Net income		7,536,736	5,058,211
Weighted average of the number of outstanding shares	16a	5,464,617,720	5,470,785,454
Net income per share – R$		1.38	0.92
Book value per share - R$ (outstanding at 06/30)		17.00	15.68

Supplementary information

Exclusion of nonrecurring effects	2a and 22k	183,817	78,451
Net income without nonrecurring effects		7,720,553	5,136,662
Net income per share – R$		1.41	0.94

 The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders’ Equity (Note 16)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
Balance at 01/01/2013	45,000,000	843,694	39,993,495	1,506,889	-	(1,523,500)	85,820,578
Reserve Capitalization - ESM 04/19/2013	15,000,000	-	(15,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(255,891)	(255,891)
Granting of stock options	-	(46,372)	26,236	-	-	162,728	142,592
Granting of options recognized	-	108,312	-	-	-	-	108,312
Addition to interest on capital paid on 03/14/2013 - year 2012	-	-	(1,977)	-	-	-	(1,977)
Payment of interest on capital on 03/14/2013 – declared after 12/31/2012 - R$ 0.3824 per share	-	-	(1,727,604)	-	-	-	(1,727,604)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(2,112,467)	-	-	(2,112,467)
Remeasurements in liabilities of post-employment benefits	-	-	-	7,501	-	-	7,501
Net income	-	-	-	-	5,058,211	-	5,058,211
Appropriations:
Legal reserve	-	-	252,911	-	(252,911)	-	-
Statutory reserves	-	-	3,013,250	-	(3,013,250)	-	-
Dividends and interest on capital	-	-	451,741	-	(1,792,050)	-	(1,340,309)
Balance at 06/30/2013	60,000,000	905,634	27,008,052	(598,077)	-	(1,616,663)	85,698,946
Changes in the period	15,000,000	61,940	(12,985,443)	(2,104,966)	-	(93,163)	(121,632)
Balance at 01/01/2014	60,000,000	870,456	31,748,411	(1,534,691)	-	(1,854,432)	89,229,744
Reserve Capitalization - ESM 04/23/2014	15,000,000	-	(15,000,000)	-	-	-	-
Granting of stock options	-	(107,104)	33,034	-	-	309,393	235,323
Granting of options recognized	-	103,162	-	-	-	-	103,162
Payment of interest on capital on 02/28/2014 – declared after 12/31/2013 - R$ 0.5236 per share	-	-	(2,597,055)	-	-	-	(2,597,055)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	429,370	-	-	429,370
Remeasurements in liabilities of post-employment benefits	-	-	-	28,384	-	-	28,384
Net income	-	-	-	-	7,536,736	-	7,536,736
Appropriations:
Legal reserve	-	-	376,837	-	(376,837)	-	-
Statutory reserves	-	-	4,932,898	-	(4,932,898)	-	-
Dividends and interest on capital	-	-	200,020	-	(2,227,001)	-	(2,026,981)
Balance at 06/30/2014	75,000,000	866,514	19,694,145	(1,076,937)	-	(1,545,039)	92,938,683
Changes in the period	15,000,000	(3,942)	(12,054,266)	457,754	-	309,393	3,708,939

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Cash Flows
(In thousands of Reais)

	Note	01/01 to 06/30/2014	01/01 to 06/30/2013
Adjusted net income		1,273,452	2,762,638
Net income		7,536,736	5,058,211
Adjustments to net income:		(6,263,284)	(2,295,573)
Granting of options recognized		103,162	108,312
Interest and foreign exchange expense from operations with subordinated debt		(25,797)	1,846,770
Deferred taxes		(320,589)	(457,743)
Equity in earnings of subsidiaries	15a I	(6,040,662)	(3,822,183)
Amortization of goodwill		28,873	28,873
Effects of changes in exchange rates on cash and cash equivalents		(8,307)	352
Other		36	46
Change in assets and liabilities		525,947	604,469
(Increase) decrease in other receivables and other assets		414,820	79,764
(Decrease) increase in other liabilities		111,127	524,705
Net cash provided by (used in) operating activities		1,799,399	3,367,108
Interest on capital / dividends received		6,209,445	7,998,308
(Increase) decrease in interbank investments		(3,673,331)	(6,218,854)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		712,910	(879,081)
(Purchase) sale of investments		(217,672)	(259,985)
(Purchase) sale of fixed assets		-	1
(Purchase) sale of intangible assets		(23)	-
Net cash provided by (used in) investment activities		3,031,329	640,389
Increase (decrease) in deposits		(106,540)	101,930
Decrease in subordinated debt		(1,073,191)	(488,608)
Granting of stock options		235,323	142,592
Purchase of treasury shares		-	(255,891)
Dividends and interest on capital paid		(4,053,394)	(3,546,110)
Net cash provided by (used in) financing activities		(4,997,802)	(4,046,087)

Net increase (decrease) in cash and cash equivalents		(167,074)	(38,591)

Cash and cash equivalents at the beginning of the period		252,881	141,514
Effects of changes in exchange rates on cash and cash equivalents		8,307	(352)
Cash and cash equivalents at the end of the period	4a and 5	94,114	102,571

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In thousands of Reais)

	Note	01/01 to 06/30/2014	01/01 to 06/30/2013
Income		2,387,741	2,046,906
Financial operations		2,043,825	1,589,144
Other		343,916	457,762
Expenses of financial operations		(541,371)	(480,424)
Inputs purchased from third parties		(18,957)	(19,070)
Third-party services		(11,046)	(7,306)
Advertising, promotions and publication		(801)	(970)
Expenses for financial system services		(2,240)	(2,150)
Insurance		-	(2,639)
Other		(4,870)	(6,005)
Gross added value		1,827,413	1,547,412
Deprecitation and amortization		(28,908)	(28,918)
Net added value produced by the company		1,798,505	1,518,494
Added value received from transfer	15a I	6,040,662	3,822,183
Total added value to be distributed		7,839,167	5,340,677
Distribution of added value		7,839,167	5,340,677
Personnel		124,774	120,762
Compensation		123,976	119,687
Benefits		653	819
FGTS – government severance pay fund		145	256
Taxes, fees and contributions		177,411	161,514
Federal		177,391	161,478
Municipal		20	36
Return on third parties’ assets - rent		246	190
Return on own assets		7,536,736	5,058,211
Dividends and interest on capital		2,026,981	1,340,309
Retained earnings (loss) for the period		5,509,755	3,717,902

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Exercise from January 1 to June 30, 2014 and 2013

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates necessary to calculate accounting provisions and valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and intercompany balances and intercompany results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income and for subsidiaries which functional currency is equal to that of the parent company and in Asset Valuation Adjustment for subsidiaries which functional currency is different from that of the parent company (Note 4s).

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on the purchase of investments and from the recording of transactions with minority stockholders where there is no change of control (Note 4q), net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger and acquisition by minority stockholders of REDE, is being amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4j). By 12/31/2009, goodwill generated had been fully amortized in the periods investments were made.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Country of		Interest in voting capital at		Interest in total capital at
		Incorporation	Activity	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Banco Credicard S.A.	(1)	Brazil	Financial institution	100.00%	-	100.00%	-
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Veículos S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	99.99%
Banco Investcred Unibanco S.A.		Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A		Brazil	Financial institution	70.00%	70.00%	70.00%	70.00%
Itaú Europa Luxembourg S.A.	(2)	Luxembourg	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.		Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Credicard Promotora de Vendas Ltda.	(3)	Brazil	Service	100.00%	-	100.00%	-
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.		Brazil	Consortia administrator	100.00%	99.99%	100.00%	99.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	100.00%	100.00%	100.00%	100.00%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(4)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	99.99%	100.00%	99.99%
Itaú BBA International PLC		United Kingdom	Financial institution	100.00%	99.99%	100.00%	99.99%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.	(Note 2c)	Brazil	Insurance	70.00%	-	70.00%	-
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	100.00%	99.99%	100.00%	99.98%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset Management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arab Emirates	Advisory	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda.		Brazil	Technology services	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Tarjetas Unisoluciones S. A. de Capital Variable		Mexico	Credit Card administrator	100.00%	100.00%	100.00%	100.00%

(1) New company name of Banco Citicard S.A.

'(2) New company name of Banco Itaú Europa Luxembourg S.A.

(3) New company name of CitiFinancial Promotora de Négocios e Cobrança S.A..

(4) Does not include Redeemable Preferred Shares (Note 10f).

c)	Business development

REDE

On September 24, 2012, ITAÚ UNIBANCO HOLDING completed the auction of the Tender Public Offer (OPA) to cancel REDE’s listed company register, which occurred on October 18, 2012, pursuant to the OPA call notice published on August 23, 2012. As a result of the auction, ITAÚ UNIBANCO HOLDING started to hold 100.0% of REDE’s capital, with the acquisition of 335,413,093 common shares for R$ 11,752,183.

Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders should be recognized directly in consolidated stockholders' equity - caption Revenue Reserve.

Association agreement with Banco BMG S.A.

On July 9, 2012, ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303.177 at the base date of 2013.

On April 29, 2014, an agreement was entered into to establish the combination of payroll loan business of BMG and Itaú BMG Consignado, which will be concentrated in Itaú BMG Consignado. In reciprocity for this business combination, on July 25, 2014, a capital increase of Itaú BMG Consignado was carried out, fully subscribed and paid in by BMG in the amount of R$ 181.086. The possibility of this combination was already set forth in the investment agreement of December 13, 2012, which governs the association. After this capital increase, ITAÚ UNIBANCO HOLDING will hold a sixty per cent (60%) interest in the total and voting capital of Itaú BMG Consignado and BMG will hold the remaining forty per cent (40%).

Accordingly, as from July 25, 2014 and throughout the period of the Association, Itaú BMG Consignado will be the exclusive vehicle of BMG and its controlling shareholders for the offer, in the Brazilian territory, of payroll loans, provided that certain exceptions are observed for a maximum period of six (6) months counted from the date on which the capital of Itaú BMG Consignado is increased.

It is estimated that this transaction will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will continue to consolidate Itaú BMG Consignado in its financial statements.

Credicard

On May 14, 2013, Itaú Unibanco Holding, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Credicard and Credicard Promotora de Vendas, including “Credicard” brand, for the amount of R$ 2,948,410 (monetarily restated). The transaction has given rise to goodwill of R$ 1,878,840, which is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013.

Banco Credicard and Credicard Promotora de Vendas are the entities responsible for the supply and distribution of financial products and services under the “Credicard” brand, principally personal loans and credit cards. In view of this transaction, ITAÚ UNIBANCO HOLDING now fully consolidates Banco Credicard and Credicard Promotora de Vendas in the consolidated financial statements from December, 2013.

BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, through Banco Itaú BMG Consignado S.A. (“JV”), which is an entity indirectly controlled by ITAÚ UNIBANCO HOLDING signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby JV agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora signed exclusivity agreements with Banco BMG S.A and with the JV for the purpose of distributing insurance products to be offered jointly with the products distributed by these financial institutions.

The approval by the Central Bank of Brazil was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R$ 88,138. This acquisition has not had any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING, which has consolidated the transaction in its financial statements since January, 2014.

Citibank N.A. Uruguay Branch

On June 28, 2013, ITAU UNIBANCO HOLDING, through its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As a result of this transaction, BIU will assume a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which in 2012 represented slightly more than 6% of the Uruguayan market share.

The amount involved in the transaction is not material for ITAU UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

The closing of the transaction was subject to the fulfillment of certain conditions precedent, including the approval by competent regulatory authorities, which was obtained on December 10, 2013.

Partnership with Fiat

On August 20, 2013, ITAÚ UNIBANCO HOLDING announced that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions to merge the operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

The operation will be realized by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issuance of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders' meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING and 32.92% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia, S.A. into the operations of Itaú CorpBanca or its subsidiaries.

Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a stockholders’ agreement with Corp Group when the operation is concluded. This agreement will entitle ITAU UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairmen by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING and Corp Group, and also to third parties.

It is estimated that this operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca in its financial statements.

The effectiveness of this operation is subject to the satisfaction of certain conditions precedent, including the aforementioned approval by the stockholders’ meeting of CorpBanca and regulatory approvals in Brazil, Chile and Colombia, as well as in other applicable jurisdictions in which CorpBanca carries out activities.

Note 3 – Requirements of capital and fixed asset limits

a) Basel and fixed asset ratios

Represented below are the main indicators at June 30, 2014, according to present regulation which defines the Financial Conglomerate as the calculation basis:

Financial
conglomerate (1)
Referential equity (2)	120,033,921
Basel ratio	16.0%
Tier I	11.5%
Common Equity	11.5%
Additional Capital	0.0%
Tier II	4.5%
Fixed assets ratio	48.4%
Excess capital in relation to fixed assets	1,910,563

(1)	Consolidated financial statements including financial companies only. From October, 2013, according to Resolutions No. 4,278, this is the calculation basis;
(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013 and No. 4,311, of February 20, 2014, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

Management considers the current Basel ratio (16.0%, based on Financial consolidated, of which 11.5% of Common Equity and Tier I and 4.5% of Tier II) to be adequate, taking into account that this current Basel ratio exceeds the minimum required by the authorities (11.0%) by 5.0 percent.

CMN Resolutions No. 4,192, of March 1st, 2013, No. 4,278 of October 21, 2013 and No.4,311 of February 20, 2014, provide for the criteria for computation of the Regulatory Capital Minimum Requirements Referential Equity (PRE), Tier I, Capital Principal and Resolution No. 4,193, of March 1st, 2013, which introduces the Additional Capital Principal.In order to calculate the risk portions, the procedures from Circular No 3,644, of March 04, 2013, No. 3,652 of March 26, 2013, No. 3,679, of October 31, 2013 and No. 3,696 of January 3rd, 2014, were followed for credit risk; of the procedures from Circulars Nos. 3,634, 3,635, 3,636, 3,637, 3,638, 3,639, 3,641 and 3,645, of March 04, 2013 and 3,677, of October 31, 2013 and Circular Letters Nos. 3,498 and 3,499, of April 8, 2011 were followed for market risk; and the procedures from Circulars No. 3,640, of March 04, 2013 and No. 3,675, October 31, 2013 and Circular Letters No. 3,625, of December 27, 2013 were followed for operational risk. For the operational risk portion, ITAÚ UNIBANCO HOLDING CONSOLIDATED opted to use the Alternative Standardized Approach.

The referential equity used for the calculation of ratios and the risk-weighted assets at June 30, 2014, are as follows:

	Financial conglomerate
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	85,986,770
Minority interest in subsidiaries	1,907,583
Changes in ownership interest in a subsidiary from capital transaction	5,510,597
Consolidated stockholders’ equity (BACEN)	93,404,950
Preferred shares with clause of redemption excluded from Tier I	(869,235)
Common Equity deductions	(6,070,260)
Common Equity Tier I	86,465,455
Instruments eligible to comprise Additional Tier I	-
Additional Tier I deductions	12,554
Additional Tier I Capital	12,554
Tier I (Common Equity + Additional Capital)	86,478,009
Instruments eligible to comprise Tier II	33,546,949
Tier II deductions	8,963
Tier II	33,555,912
Regulatory Capital (Tier I + Tier II)	120,033,921
Risk-weighted assets	749,409,292
Risk-weighted assets of credit risk (RWACPAD)	687,125,656	91.7%
a) Per weighting factor (FPR):
FPR at 2%	53,726	0.0%
FPR at 20%	7,168,444	1.0%
FPR at 35%	7,333,183	1.0%
FPR at 50%	19,749,398	2.6%
FPR at 75%	132,446,151	17.7%
FPR at 85%	133,408,131	17.8%
FPR at 100%	298,906,706	39.9%
FPR at 150%	19,188,250	2.6%
FPR at 250%	32,424,546	4.3%
FPR at 300%	19,731,464	2.6%
FPR at 1250%	6,957,848	0.9%
Derivatives – Future potential gain and Variation of the counterparty credit quality Minimum Required Regulatory Capital	9,757,809	1.3%
b) Per type:
Securities	44,173,705	5.9%
Loan operations - retail	108,544,698	14.5%
Loan operations – non-retail	233,113,610	31.1%
Joint obligations - retail	168,744	0.0%
Joint obligations – non-retail	64,006,423	8.5%
Loan commitments - retail	23,729,054	3.2%
Loan commitments – non-retail	26,474,370	3.5%
Other exposures	186,915,052	24.9%
Risk-weighted assets of operational risk (RWAOPAD)	36,565,736	4.9%
Retail	6,896,618	0.9%
Commercial	12,502,173	1.7%
Corporate finance	1,126,530	0.2%
Negotiation and sales	9,429,660	1.3%
Payments and settlements	2,785,068	0.4%
Financial agent services	1,813,556	0.2%
Asset management	1,993,148	0.3%
Retail brokerage	18,983	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	25,717,900	3.4%
Gold, foreign currency and operations subject to foreign exchange variation (RWACAM)	7,059,127	0.9%
Operations subject to interest rate variation	16,205,519	2.2%
Fixed rate denominated in Real (RWAJUR1)	4,383,155	0.6%
Foreign currency coupon (RWAJUR2)	6,378,545	0.9%
Price index coupon (RWAJUR3)	5,209,919	0.7%
Interest rate coupon (RWAJUR4)	233,900	0.0%
Operations subject to commodity price variation (RWACOM)	1,396,809	0.2%
Operations subject to stock price variation (RWAACS)	1,056,445	0.1%
RWA	749,409,292	100.0%
Minimum Required Regulatory Capital	82,435,022
Excess capital in relation to Minimum Required Regulatory Capital	37,598,899	45.6%
Ratio (%)	16.0%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,108,104

During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect
Ratio at 12/31/2013	125,143,549	755,441,023	16.6%
Net income for the period	8,317,680	-	1.1%
Interest on capital and dividends	(4,624,036)	-	-0.6%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	28,384	-	0.0%
Granting of options recognized	235,323	-	0.0%
Granting of stock options – exercised options in the period	103,162	-	0.0%
Asset valuation adjustment	429,370	-	0.1%
Deductions in referential equity	(5,410,379)	-	-0.7%
Deferred assets excluded from Tier I of referential equity	(4,193,369)	-	-0.6%
Other changes in referential equity	4,237	-	0.0%
Changes in risk exposure	-	(6,031,731)	0.1%
Ratio at 06/30/2014	120,033,921	749,409,292	16.0%

b) Capital for insurance activity

CNSP – Conselho Nacional de Seguros Privados (National Council for Private Insurance) published on February 18, 2013 Rules No. 280 (revoked Rule No. 411 of December 22, 2010), No. 283 and No. 284. As of December 23, 2013, CNSP modified capital requirements publishing Rule No. 302(revoked Rule No. 282 of February 18, 2013 and changed Rules nº 228 e 280). These rules establish general guidelines for the operation of insurance companies and capital requirements for underwriting and operational risk. In January 2011, CNSP Rule No. 228 of December 6, 2010 provided criteria for additional credit risk capital requirements for insurance companies.

Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

•	Net Investment Hedge in Foreign Operations - It is accounted for similarly to a cash flow hedge, i.e., the portion of gains or losses on the hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the case of a disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)	Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at cost of acquisition or construction, less accumulated depreciation, and are adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations the adjustments to market value are supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in appraisal reports; (ii) rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and (iii) software and customer portfolios, amortized over a term varying from five to ten years.

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 464, of March 1, 2013;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 464, of March 1, 2013.

II - The technical provisions of insurance, pension plan and capitalization are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

II.I-	Insurance and pension plan:

•	Provision for unearned premiums – it is recognized for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims - it is recognized for the coverage of expected unsettled amounts related to single payments and income overdue, of claims reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported (IBNR) – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - it is recognized until the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Mathematical provisions for granted benefits - it is recognized after the event that triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Provision for financial surplus – recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement.

•	Other technical provisions – recognized when insufficiency of premiums or contributions are identified related to payments of claims and benefits.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - recognized for the coverage of expected amounts related to expenses with claims and benefits.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprises the portion of the amounts collected for capitalization. It includes monetary restatement and interest, as from the beginning of the validity date.

•	Provision for redemption – recognized as from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of the financial settlement or the date the evidence of payment of the obligation is received

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each certificate, which raffles have been funded, but that, at the recognition date, have not yet been realized.

•	Provision for raffles payable – recognized as from the date the raffle is drawn until the date of the financial settlement or the date the evidence of payment of the obligation is received, or in conformity with other cases provided by law.

•	Supplementary provision for raffles – recognized to supplement the Provision for raffles unrealized, and is used for coverage of possible insufficient amounts related to the expected amount of raffles to be drawn.

•	Provision for administrative expenses - recognized for the coverage of expected amounts related to the administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15.00%. For non-financial and pension plan subsidiaries, the rate is 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with minority stockholders - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders is recognized directly in consolidated stockholders' equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in asset valuation adjustments in the period in which they occur.

s)	Foreign currency translation

I- Functional and presentation currency

The financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CVM deliberation CVM nº 640/10.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from currency translation are recorded in asset valuation adjustments.

II - Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in asset valuation adjustments until derecognition or impairment.

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	06/30/2014	06/30/2013
Cash and cash equivalents	20,605,328	14,671,255
Interbank deposits	19,395,757	13,409,848
Securities purchased under agreements to resell – Funded position	15,196,646	9,273,325
Total	55,197,731	37,354,428

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	06/30/2014	06/30/2013
Cash and cash equivalents	57,917	43,946
Securities purchased under agreements to resell – Funded position	36,197	58,625
Total	94,114	102,571

Note 6 - Interbank investments

	06/30/2014						06/30/2013
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	64,986,793	70,078,970	-	353,780	135,419,543	81.8	158,631,406	86.4
Funded position (*)	16,216,949	6,026,546	-	353,780	22,597,275	13.6	36,198,162	19.7
Financed position	45,734,014	36,287,803	-	-	82,021,817	49.6	92,711,989	50.5
With free movement	11,869,713	36,287,803	-	-	48,157,516	29.1	69,789,702	38.0
Without free movement	33,864,301	-	-	-	33,864,301	20.5	22,922,287	12.5
Short position	3,035,830	27,764,621	-	-	30,800,451	18.6	29,721,255	16.2
Money market – Assets Guaranteeing Technical Provisions - SUSEP	3,142,402	-	-	-	3,142,402	1.9	2,979,956	1.6
Interbank deposits	20,231,299	3,565,005	2,536,206	693,448	27,025,958	16.3	21,966,482	12.0
Total	88,360,494	73,643,975	2,536,206	1,047,228	165,587,903		183,577,844
% per maturity term	53.4	44.5	1.5	0.6
Total – 06/30/2013	90,874,262	90,656,384	907,997	1,139,201	183,577,844
% per maturity term	49.5	49.4	0.5	0.6

(*)	Includes R$ 7,401,772 (R$ 5,293,976 at 06/30/2013) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 36,197 (R$ 58,625 at 06/30/2013), Interbank deposits with maturity of 31 to 180 days (R$ 113,882 at 06/30/2013), with maturity of 181 to 365 days amounting to R$ 5,892,146 and over 365 days amounting to R$ 35,848,728 (R$ 39,508,972 at 06/30/2013).

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	06/30/2014											06/30/2013
		Adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	118,879,617	219,479	(548,911)	118,550,185	40.7	5,226,912	10,121,631	1,881,634	9,566,464	12,158,350	79,595,194	122,256,820
Financial treasury bills	26,363,693	(1,021)	6	26,362,678	9.1	-	5,185,097	-	6,959,213	8,726,822	5,491,546	29,892,271
National treasury bills	28,624,216	98,393	20,523	28,743,132	9.9	5,023,385	-	1,844,731	1,654,609	2,243,696	17,976,711	43,409,377
National treasury notes	43,571,272	79,810	(423,944)	43,227,138	14.8	3,272	4,935,018	8,337	524,244	20,209	37,736,058	29,227,745
National treasury/securitization	268,249	(140)	(2,378)	265,731	0.1	120	1,516	1,189	259	2,751	259,896	288,604
Brazilian external debt bonds	20,052,187	42,437	(143,118)	19,951,506	6.8	200,135	-	27,377	428,139	1,164,872	18,130,983	19,438,400
Other	-	-	-	-	0.0	-	-	-	-	-	-	423
Government securities - abroad	11,842,172	40,322	(73,994)	11,808,500	4.0	791,822	704,803	2,114,601	5,427,148	1,727,729	1,042,397	8,562,153
Germany	159,456	221	-	159,677	0.1	-	-	-	-	-	159,677	28,526
Argentina	238,623	32,001	-	270,624	0.1	109,486	128,627	46	18,551	374	13,540	186,504
Belgium	147,567	(1,085)	247	146,729	0.1	-	-	-	47,445	-	99,284	179,214
Chile	1,215,498	418	2,336	1,218,252	0.4	452,921	512,488	198,773	25,670	26,264	2,136	1,169,861
Colombia	213,899	(502)	-	213,397	0.1	216	-	-	51	211,362	1,768	165,556
Korea	2,910,110	-	-	2,910,110	1.0	-	-	1,129,001	1,327,139	453,970	-	1,319,288
Denmark	3,408,690	-	-	3,408,690	1.2	-	-	526,635	2,398,284	483,771	-	3,254,134
Spain	783,780	-	-	783,780	0.3	-	-	-	783,780	-	-	-
United States	960,425	1,637	(2,966)	959,096	0.3	-	-	148,019	440,873	116,932	253,272	782,091
France	123,710	-	1,314	125,024	0.0	-	-	-	-	47,612	77,412	80,320
Netherlands	119,612	-	1,480	121,092	0.0	-	-	-	-	-	121,092	57,689
Italy	101,953	-	126	102,079	0.0	-	-	-	102,079	-	-	-
Mexico	108,353	8,165	-	116,518	0.0	-	-	-	-	-	116,518	312,527
Paraguay	947,733	-	(66,609)	881,124	0.3	103,233	48,706	102,555	249,147	259,204	118,279	614,905
Peru	-	-	-	-	0.0	-	-	-	-	-	-	1,161
Turkey	-	-	-	-	0.0	-	-	-	-	-	-	33,249
Uruguay	396,550	(532)	(9,536)	386,482	0.1	125,966	14,982	9,572	34,111	128,240	73,611	371,435
Other	6,213	(1)	(386)	5,826	0.0	-	-	-	18	-	5,808	5,693
Corporate securities	59,690,475	78,592	215,551	59,984,618	20.6	5,204,145	1,669,424	4,342,502	6,800,718	9,044,913	32,922,916	48,772,475
Shares	3,029,787	21,578	(70,348)	2,981,017	1.0	2,981,017	-	-	-	-	-	3,543,829
Rural product note	1,072,820	-	(9,199)	1,063,621	0.4	22,366	337,011	183,469	139,250	68,826	312,699	705,053
Bank deposit certificates	571,502	65	12	571,579	0.2	133,645	117,339	135,468	101,864	82,608	655	513,214
Securitized real estate loans	13,431,993	41	32,870	13,464,904	4.6	51,776	383,297	188,982	260,906	564,925	12,015,018	8,080,805
Fund quotas	1,068,366	16,335	4,367	1,089,068	0.4	1,084,716	-	-	4,352	-	-	1,175,245
Fixed income	700,233	-	(3)	700,230	0.2	695,878	-	-	4,352	-	-	687,914
Credit rights	172,105	-	-	172,105	0.1	172,105	-	-	-	-	-	260,472
Variable income	196,028	16,335	4,370	216,733	0.1	216,733	-	-	-	-	-	226,859
Debentures	19,887,825	(2,912)	171,919	20,056,832	6.9	13,003	134,594	308,217	810,833	2,464,724	16,325,461	15,253,497
Eurobonds and others	6,177,950	40,514	98,343	6,316,807	2.2	48,637	155,882	210,770	740,910	1,904,170	3,256,438	6,562,043
Financial bills	12,373,526	7,816	(6,736)	12,374,606	4.2	790,436	248,955	2,340,199	4,602,397	3,906,719	485,900	11,238,654
Promissory notes	1,387,645	-	(1,934)	1,385,711	0.5	78,549	291,469	975,397	40,296	-	-	1,189,866
Other	689,061	(4,845)	(3,743)	680,473	0.2	-	877	-	99,910	52,941	526,745	510,269
PGBL/VGBL fund quotas (1)	88,804,684	-	-	88,804,684	30.5	88,804,684	-	-	-	-	-	79,141,414
Subtotal - securities	279,216,948	338,393	(407,354)	279,147,987	95.8	100,027,563	12,495,858	8,338,737	21,794,330	22,930,992	113,560,507	258,732,862
Trading securities	178,410,673	338,393	-	178,749,066	61.4	94,273,706	10,103,117	2,205,929	11,964,771	15,321,360	44,880,183	163,610,003
Available-for-sale securities	71,338,312	-	(407,354)	70,930,958	24.3	5,654,930	2,011,770	5,920,970	9,512,277	7,053,310	40,777,701	91,559,818
Held-to-maturity securities (2)	29,467,963	-	-	29,467,963	10.1	98,927	380,971	211,838	317,282	556,322	27,902,623	3,563,041
Derivative financial instruments	10,317,747	1,831,695	-	12,149,442	4.2	2,760,197	1,667,758	1,011,645	2,610,737	762,048	3,337,057	14,055,897
Total securities and derivative financial instruments (assets)	289,534,695	2,170,088	(407,354)	291,297,429	100.0	102,787,760	14,163,616	9,350,382	24,405,067	23,693,040	116,897,564	272,788,759

Derivative financial instruments (liabilities)	(10,950,075)	(995,211)	36,976	(11,908,310)	100.0	(2,276,230)	(1,010,396)	(618,141)	(1,531,552)	(680,245)	(5,791,746)	(11,530,477)
(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Unrecorded positive adjustment to market value in the amount of R$ 915,099 (R$ 694,371 at 06/30/2013), according to Note 7e.

b) Summary by portfolio

	06/30/2014
		Restricted to
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
Government securities - domestic	48,786,014	49,836,032	-	2,192,898	11,248,985	-	6,486,256	118,550,185
Financial treasury bills	1,295,834	10,959,044	-	1,936,054	11,244,996	-	926,750	26,362,678
National treasury bills	22,754,138	5,972,679	-	16,315	-	-	-	28,743,132
National treasury notes	15,136,634	22,327,103	-	199,906	3,989	-	5,559,506	43,227,138
National treasury / Securitization	265,731	-	-	-	-	-	-	265,731
Brazilian external debt bonds	9,333,677	10,577,206	-	40,623	-	-	-	19,951,506
Government securities - abroad	11,331,188	249,262	6,072	196,776	-	-	25,202	11,808,500
Germany	159,677	-	-	-	-	-	-	159,677
Argentina	168,096	89,125	-	13,403	-	-	-	270,624
Belgium	146,729	-	-	-	-	-	-	146,729
Chile	1,097,315	82,314	-	13,421	-	-	25,202	1,218,252
Colombia	207,325	-	6,072	-	-	-	-	213,397
Korea	2,910,110	-	-	-	-	-	-	2,910,110
Denmark	3,408,690	-	-	-	-	-	-	3,408,690
Spain	783,780	-	-	-	-	-	-	783,780
United States	811,077	-	-	148,019	-	-	-	959,096
France	125,024	-	-	-	-	-	-	125,024
Netherlands	121,092	-	-	-	-	-	-	121,092
Italy	102,079	-	-	-	-	-	-	102,079
Mexico	116,518	-	-	-	-	-	-	116,518
Paraguay	803,301	77,823	-	-	-	-	-	881,124
Uruguay	364,549	-	-	21,933	-	-	-	386,482
Other	5,826	-	-	-	-	-	-	5,826
Corporate securities	52,102,076	1,116,076	-	432,436	-	-	6,334,030	59,984,618
Shares	2,953,607	-	-	27,410	-	-	-	2,981,017
Rural product note	1,063,621	-	-	-	-	-	-	1,063,621
Bank deposit certificates	305,171	190,230	-	794	-	-	75,384	571,579
Securitized real estate loans	13,463,696	-	-	-	-	-	1,208	13,464,904
Fund quotas	621,854	-	-	6,350	-	-	460,864	1,089,068
Fixed income	304,337	-	-	6,350	-	-	389,543	700,230
Credit rights	100,784	-	-	-	-	-	71,321	172,105
Variable income	216,733	-	-	-	-	-	-	216,733
Debentures	18,776,339	-	-	332,949	-	-	947,544	20,056,832
Eurobonds and other	5,390,401	925,846	-	560	-	-	-	6,316,807
Financial bills	7,525,576	-	-	-	-	-	4,849,030	12,374,606
Promissory notes	1,385,711	-	-	-	-	-	-	1,385,711
Other	616,100	-	-	64,373	-	-	-	680,473
PGBL/VGBL fund quotas	-	-	-	-	-	-	88,804,684	88,804,684
Subtotal - securities	112,219,278	51,201,370	6,072	2,822,110	11,248,985	-	101,650,172	279,147,987
Trading securities	40,211,019	29,530,936	6,072	1,813,759	11,248,985	-	95,938,295	178,749,066
Available-for-sale securities	50,919,357	16,729,367	-	1,008,351	-	-	2,273,883	70,930,958
Held-to-maturity securities	21,088,902	4,941,067	-	-	-	-	3,437,994	29,467,963
Derivative financial instruments	-	-	-	-	-	12,149,442	-	12,149,442
Total securities and derivative financial instruments (assets)	112,219,278	51,201,370	6,072	2,822,110	11,248,985	12,149,442	101,650,172	291,297,429
Total securities and derivative financial instruments (assets) – 06/30/2013	102,681,400	50,241,608	42,546	8,728,333	6,961,594	14,055,897	90,077,381	272,788,759

(*) Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	06/30/2014										06/30/2013
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	76,546,565	219,479	76,766,044	42.9	1,998,592	9,892,691	1,854,136	9,348,538	12,157,913	41,514,174	72,890,584
Financial treasury bills	25,714,904	(1,021)	25,713,883	14.4	-	4,956,865	-	6,950,682	8,726,702	5,079,634	27,206,504
National treasury bills	18,333,472	98,393	18,431,865	10.3	1,914,662	-	1,844,731	1,654,609	2,243,696	10,774,167	25,445,514
National treasury notes	30,142,286	79,810	30,222,096	16.9	3,175	4,934,310	8,216	349,170	19,892	24,907,333	18,753,883
National treasury / Securitization	8,403	(140)	8,263	0.0	120	1,516	1,189	259	2,751	2,428	10,915
Brazilian external debt bonds	2,347,500	42,437	2,389,937	1.3	80,635	-	-	393,818	1,164,872	750,612	1,473,768
Government securities - abroad	1,514,047	40,322	1,554,369	0.9	266,536	192,875	6,765	474,358	221,444	392,391	1,333,720
Germany	159,456	221	159,677	0.1	-	-	-	-	-	159,677	-
Argentina	238,623	32,001	270,624	0.2	109,486	128,627	46	18,551	374	13,540	186,504
Belgium	100,369	(1,085)	99,284	0	-	-	-	-	-	99,284	64,935
Chile	133,825	418	134,243	0	74,192	58,043	410	-	-	1,598	101,382
Colombia	213,899	(502)	213,397	0	216	-	-	51	211,362	1,768	165,556
United States	439,258	1,637	440,895	0.2	-	-	-	440,873	22	-	339,219
Mexico	108,353	8,165	116,518	0.1	-	-	-	-	-	116,518	312,527
Paraguay	77,823	-	77,823	0.0	77,823	-	-	-	-	-	84,032
Peru	-	-	-	0.0	-	-	-	-	-	-	1,161
Turkey	-	-	-	0.0	-	-	-	-	-	-	33,249
Uruguay	42,434	(532)	41,902	0.0	4,819	6,205	6,309	14,883	9,686	-	45,139
Other	7	(1)	6	-	-	-	-	-	-	6	16
Corporate securities	11,545,377	78,592	11,623,969	6.5	3,203,894	17,551	345,028	2,141,875	2,942,003	2,973,618	10,244,285
Shares	2,194,801	21,578	2,216,379	1.3	2,216,379	-	-	-	-	-	1,990,826
Bank deposit certificates	83,206	65	83,271	0.0	8	-	-	-	82,608	655	100,038
Securitized real estate loans	2,580	41	2,621	0.0	-	-	1,318	-	-	1,303	17,271
Fund quotas	807,123	16,335	823,458	0.4	823,458	-	-	-	-	-	949,888
Fixed income	582,550	-	582,550	0.3	582,550	-	-	-	-	-	671,612
Credit rights	78,156	-	78,156	0.0	78,156	-	-	-	-	-	91,708
Variable income	146,417	16,335	162,752	0.1	162,752	-	-	-	-	-	186,568
Debentures	1,743,281	(2,912)	1,740,369	1.0	11,866	6,176	102,870	41,005	144,177	1,434,275	1,794,028
Eurobonds and other	1,111,389	40,514	1,151,903	0.6	-	11,375	1,733	250,965	107,839	779,991	1,691,044
Financial bills	5,324,522	7,816	5,332,338	3.0	152,183	-	239,107	1,849,905	2,607,379	483,764	3,681,043
Promissory notes	-	-	-	0.0	-	-	-	-	-	-	20,147
Others	278,475	(4,845)	273,630	0.2	-	-	-	-	-	273,630	-
PGBL/VGBL fund quotas	88,804,684	-	88,804,684	50	88,804,684	-	-	-	-	-	79,141,414
Total	178,410,673	338,393	178,749,066	100.0	94,273,706	10,103,117	2,205,929	11,964,771	15,321,360	44,880,183	163,610,003
% per maturity term					52.7	5.7	1.2	6.7	8.6	25.1
Total – 06/30/2013	165,263,672	(1,653,669)	163,610,003	100.0	82,825,058	2,049,185	840,865	8,654,886	27,503,969	41,736,040
% per maturity term					50.6	1.3	0.5	5.3	16.8	25.5

At June 30, 2014, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Corporate Securities – Bank deposit certificates amounting to R$ 11,229,672 with maturity over 720 days (R$ 11,293,786 of 06/30/2013).

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2014										06/30/2013
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	23,564,116	(548,911)	23,015,205	32.5	3,179,949	228,940	121	168,906	437	19,436,852	45,879,622
Financial treasury bills	648,789	6	648,795	0.9	-	228,232	-	8,531	120	411,912	2,685,767
National treasury bills	4,066,669	20,523	4,087,192	5.8	3,108,723	-	-	-	-	978,469	17,963,863
National treasury notes	9,529,015	(423,944)	9,105,071	12.8	97	708	121	126,054	317	8,977,774	6,987,397
National treasury / Securitization	259,846	(2,378)	257,468	0.4	-	-	-	-	-	257,468	277,689
Brazilian external debt bonds	9,059,797	(143,118)	8,916,679	12.6	71,129	-	-	34,321	-	8,811,229	17,964,483
Other	-	-	-	0.0	-	-	-	-	-	-	423
Government securities - abroad	10,306,768	(73,994)	10,232,774	14.4	525,286	511,928	2,107,836	4,939,785	1,506,285	641,654	7,206,927
Germany	-	-	-	-	-	-	-	-	-	-	28,526
Belgium	47,198	247	47,445	0	-	-	-	47,445	-	-	114,279
Chile	1,081,673	2,336	1,084,009	2	378,729	454,445	198,363	25,670	26,264	538	1,068,479
Korea	2,910,110	-	2,910,110	4	-	-	1,129,001	1,327,139	453,970	-	1,319,288
Denmark	3,408,690	-	3,408,690	4.8	-	-	526,635	2,398,284	483,771	-	3,254,134
Spain	783,780	-	783,780	1.1	-	-	-	783,780	-	-	-
United States	521,167	(2,966)	518,201	0.7	-	-	148,019	-	116,910	253,272	442,872
France	123,710	1,314	125,024	0.2	-	-	-	-	47,612	77,412	80,320
Netherlands	119,612	1,480	121,092	0.2	-	-	-	-	-	121,092	57,689
Italy	101,953	126	102,079	0.1	-	-	-	102,079	-	-	-
Paraguay	869,910	(66,609)	803,301	1.1	25,410	48,706	102,555	249,147	259,204	118,279	530,873
Uruguay	332,770	(9,536)	323,234	0.5	121,147	8,777	3,263	6,223	118,554	65,270	304,801
Other	6,195	(386)	5,809	0.0	-	-	-	18	-	5,791	5,666
Corporate securities	37,467,428	215,551	37,682,979	53.1	1,949,695	1,270,902	3,813,013	4,403,586	5,546,588	20,699,195	38,473,269
Shares	834,986	(70,348)	764,638	1.1	764,638	-	-	-	-	-	1,553,003
Rural product note	1,072,820	(9,199)	1,063,621	1.5	22,366	337,011	183,469	139,250	68,826	312,699	705,053
Bank deposit certificate	488,296	12	488,308	0.7	133,637	117,339	135,468	101,864	-	-	413,176
Securitized real estate loans	2,752,201	32,870	2,785,071	3.9	1,220	2,326	3,203	5,649	8,603	2,764,070	8,063,534
Fund quotas	261,243	4,367	265,610	0.3	261,258	-	-	4,352	-	-	225,357
Fixed income	117,683	(3)	117,680	0.2	113,328	-	-	4,352	-	-	16,302
Credit rights	93,949	-	93,949	0.1	93,949	-	-	-	-	-	168,764
Variable income	49,611	4,370	53,981	0.0	53,981	-	-	-	-	-	40,291
Debentures	18,144,544	171,919	18,316,463	25.8	1,137	128,418	205,347	769,828	2,320,547	14,891,186	13,459,469
Eurobonds and other	5,066,103	98,343	5,164,446	7.3	48,637	144,507	209,037	489,945	1,796,331	2,475,989	4,816,078
Financial nills	7,049,004	(6,736)	7,042,268	9.9	638,253	248,955	2,101,092	2,752,492	1,299,340	2,136	7,557,611
Promissory notes	1,387,645	(1,934)	1,385,711	2.0	78,549	291,469	975,397	40,296	-	-	1,169,719
Other	410,586	(3,743)	406,843	0.6	-	877	-	99,910	52,941	253,115	510,269
Total	71,338,312	(407,354)	70,930,958	100.0	5,654,930	2,011,770	5,920,970	9,512,277	7,053,310	40,777,701	91,559,818
Adjustments of securities reclassified to the held-to-maturity category		(652,474)			8.0	2.8	8.3	13.4	10.0	57.5
Minority interest in subsidiaries		2,101
Accounting adjustment - hedge - Circular No. 3,082		(181,764)
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations		(197,877)
Deferred taxes		512,529
Adjustment to market value		(924,839)
Liabilities of post-employment benefits		(349,975)
Asset valuation adjustments		(1,274,814)
Total – 06/30/2013	92,556,942	(997,124)	91,559,818	100.0	12,770,754	3,513,736	2,362,562	12,489,937	13,204,279	47,218,550
Adjustments of securities reclassified in prior years to the held-to-maturity category		9,291			14.0	3.8	2.6	13.6	14.4	51.6
Accounting adjustment - hedge - Circular No. 3,082		71,377
Deferred taxes		308,985
Minority interest in subsidiaries		1,893
Others		7,501
Adjustment to market value – 06/30/2013		(598,077)

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at June 30, 2014, not considered in results, is an impairment loss of R$ 652,474 (R$ 9,291 at 06/30/2013) relating to the market adjustment of the reclassified securities. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 915,099 (R$ 694,371 at 06/30/2013).

	06/30/2014								06/30/2013
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
Government securities - domestic (*)	18,768,936	54.0	48,371	-	27,377	49,020	-	18,644,168	3,486,614
National treasury bills	6,224,075	26.8	-	-	-	-	-	6,224,075	-
National treasury notes	3,899,971	16.8	-	-	-	49,020	-	3,850,951	3,486,465
Brazilian external debt bonds	8,644,890	37.2	48,371	-	27,377	-	-	8,569,142	149
Government securities - abroad	21,357	0.1	-	-	-	13,005	-	8,352	21,506
Uruguay	21,346	0.1	-	-	-	13,005	-	8,341	21,495
Other	11	0.0	-	-	-	-	-	11	11
Corporate securities	10,677,670	45.9	50,556	380,971	184,461	255,257	556,322	9,250,103	54,921
Securitized real estate loans	10,677,212	46	50,556	380,971	184,461	255,257	556,322	9,249,645	-
Eurobonds and other	458	-	-	-	-	-	-	458	54,921
Total	29,467,963	100.0	98,927	380,971	211,838	317,282	556,322	27,902,623	3,563,041
% per maturity term			0.3	1.3	0.7	1.1	1.9	94.7
Total – 06/30/2013	3,563,041	0.0	4,169	10,785	50,752	0	54,176	3,443,159
% per maturity term			0.1	0.3	1.4	0.0	1.5	96.7

(*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,343,143 (R$ 2,198,418 at 06/30/2013).

f)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

During the preparation of the consolidated financial statements for the period, Management decided to reclassify Securities from Available-for-Sale to Held-to-Maturity category, in the amount of R$ 12,157,013 related to the Brazilian Debt Bonds held in Subsidiaries Abroad and Securitized Real Estate Loans, without effects on income, since the unrealized loss (impairment loss) of R$ 498,653 will be deferred over the maturity period of the instruments, as established in Paragraph 1, item II (b) of said Circular. This reclassification was determined as a result of the risk management strategy and the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

g) Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at June 30, 2014, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically valued like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 1,840,175 (R$ 5,779,849 at June 30, 2013) and was basically composed of government securities.

I - Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	06/30/2014	06/30/2013	06/30/2014	06/30/2014	06/30/2014	06/30/2013
Futures contracts	430,167,782	592,545,564	60,903	152,761	213,664	(159,689)
Purchase commitments	148,111,990	97,598,411	125,935	190,011	315,946	187,867
Foreign currency	12,618,112	5,394,266	25,929	189,584	215,513	224,171
Interbank market	111,861,732	65,184,262	(13,650)	432	(13,218)	(287,139)
Indexes	21,449,583	22,227,901	114,334	(5)	114,329	250,808
Securities	2,152,269	4,568,947	(34)	-	(34)	-
Commodities	30,294	216,444	(644)	-	(644)	27
Other	-	6,591	-	-	-	-
Commitments to sell	282,055,792	494,947,153	(65,032)	(37,250)	(102,282)	(347,556)
Foreign currency	108,959,189	75,164,257	(7,643)	(35,219)	(42,862)	(165,521)
Interbank market	126,112,670	382,618,868	33,950	(1,817)	32,133	189,859
Fixed rates	74,445	101,474	-	372	372	1,800
Indexes	35,973,641	29,446,170	(92,147)	(586)	(92,733)	(373,800)
Securities	10,451,076	7,518,204	836	-	836	131
Commodities	484,771	98,180	(28)	-	(28)	(25)
Swap contracts			(2,990,333)	537,488	(2,452,845)	(567,002)
Asset position	347,569,639	183,145,044	2,902,938	1,493,631	4,396,569	4,249,332
Foreign currency	11,881,596	11,715,431	409,647	242,992	652,639	1,363,638
Interbank market	71,206,733	48,238,624	745,728	451,796	1,197,524	675,205
Fixed rates	63,319,768	52,751,504	835,523	661,582	1,497,105	997,783
Floating rate	117,928,643	30,264,548	45,553	29,766	75,319	102,918
Indexes	83,214,883	40,054,990	866,120	105,871	971,991	1,107,548
Securities	12,885	116,763	(23)	1,485	1,462	45
Commodities	-	3,135	-	-	-	252
Other	5,131	49	390	139	529	1,943
Liability position	350,559,972	183,947,537	(5,893,271)	(956,143)	(6,849,414)	(4,816,334)
Foreign currency	21,924,300	20,051,422	(592,601)	(135,056)	(727,657)	(1,720,711)
Interbank market	50,047,640	38,894,542	(26,157)	(427,694)	(453,851)	(440,499)
Fixed rates	93,689,159	51,102,324	(2,491,160)	(386,459)	(2,877,619)	(929,122)
Floating rate	5,156,492	3,835,209	(39,579)	(12,501)	(52,080)	(146,812)
Indexes	179,433,336	69,820,784	(2,675,261)	(12,109)	(2,687,370)	(1,501,249)
Securities	90,983	101,558	(65,674)	17,163	(48,511)	(72,816)
Commodities	28,438	31,048	(934)	(108)	(1,042)	(56)
Other	189,624	110,650	(1,905)	621	(1,284)	(5,069)
Option contracts	813,256,666	1,416,443,177	768,013	120,692	888,705	852,034
Purchase commitments - long position	202,002,129	286,014,236	800,987	(203,536)	597,451	1,051,141
Foreign currency	27,231,786	15,806,082	555,938	(313,569)	242,369	550,581
Interbank market	16,507,819	45,700,443	51,457	(35,185)	16,272	236,984
Floating rate	48,499	134,287	1,110	(1,110)	-	18
Indexes	154,555,336	222,751,819	127,417	(29,996)	97,421	227,405
Securities	3,006,465	816,412	48,919	172,068	220,987	25,093
Commodities	598,360	779,326	11,176	3,712	14,888	10,627
Other	53,864	25,867	4,970	544	5,514	433
Commitments to sell - long position	201,240,173	493,016,162	1,627,742	302,128	1,929,870	1,764,063
Foreign currency	20,634,594	10,214,153	375,570	236,104	611,674	72,647
Interbank market	16,649,003	39,374,441	28,423	12,587	41,010	20,640
Fixed rates	25,560	-	619	(106)	513	-
Floating rate	283,066	701,083	809	(428)	381	662
Indexes	157,719,672	438,711,807	69,812	(15,646)	54,166	378,257
Securities	5,599,330	3,808,103	1,143,708	66,559	1,210,267	1,274,074
Commodities	320,843	190,877	8,595	2,927	11,522	14,633
Other	8,105	15,698	206	131	337	3,150
Purchase commitments - short position	134,281,190	172,761,808	(968,814)	255,054	(713,760)	(1,102,436)
Foreign currency	28,507,611	12,277,869	(810,229)	419,932	(390,297)	(586,706)
Interbank market	9,578,651	28,884,588	(30,999)	20,922	(10,077)	(196,810)
Fixed rates	4,846	-	-	(12)	(12)	-
Indexes	93,344,609	130,732,696	(82,851)	(10,012)	(92,863)	(292,096)
Securities	2,503,089	690,686	(30,740)	(165,770)	(196,510)	(20,026)
Commodities	292,925	156,305	(9,025)	(9,462)	(18,487)	(6,365)
Other	49,459	19,664	(4,970)	(544)	(5,514)	(433)
Commitments to sell - short position	275,733,174	464,650,971	(691,902)	(232,954)	(924,856)	(860,734)
Foreign currency	17,424,913	10,759,615	(382,011)	(170,945)	(552,956)	(58,830)
Interbank market	15,470,507	110,569,843	(27,297)	(26,913)	(54,210)	(23,336)
Fixed rates	5,506	-	(94)	16	(78)	-
Floating rate	-	-	-	118	118	(174)
Indexes	239,339,101	341,260,437	(114,584)	4,620	(109,964)	(445,115)
Securities	3,114,060	1,653,644	(158,078)	(39,116)	(197,194)	(313,608)
Commodities	370,982	381,586	(9,632)	(603)	(10,235)	(15,169)
Other	8,105	25,846	(206)	(131)	(337)	(4,502)
Forward contracts	35,710,705	35,299,467	1,150,253	60,865	1,211,118	1,352,797
Purchases receivable	1,681,363	11,591,732	643,305	47,088	690,393	1,760,160
Foreign currency	920,618	8,008,488	18,297	46,892	65,189	556,380
Interbank market	-	3,004,171	-	-	-	516
Fixed rates	273,683	76,595	273,565	-	273,565	701,508
Floating rate	260,695	500,324	261,057	-	261,057	501,715
Securities	71,902	-	71,902	1,920	73,822	-
Commodities	154,465	2,154	18,484	(1,724)	16,760	41
Purchases payable	9,698,787	6,276,900	(1,026,556)	92,642	(933,914)	(1,574,364)
Foreign currency	9,656,571	6,197,651	(415,968)	93,446	(322,522)	(359,361)
Fixed rates	-	-	(273,565)	-	(273,565)	(701,508)
Floating rate	-	-	(261,057)	-	(261,057)	(501,715)
Securities	-	-	(71,902)	-	(71,902)	-
Commodities	42,216	79,249	(4,064)	(804)	(4,868)	(11,780)
Sales receivable	22,649,213	8,885,564	2,825,545	(49,931)	2,775,614	3,009,063
Foreign currency	11,405,680	6,305,843	502,756	(58,493)	444,263	513,833
Interbank market	8,760,864	89,469	1,302	2,203	3,505	87,957
Fixed rates	709,232	855,789	715,124	-	715,124	854,787
Floating rate	263,788	706,821	264,283	-	264,283	708,785
Indexes	689	148	675	1	676	145
Securities	1,361,295	836,632	1,336,870	345	1,337,215	826,562
Commodities	147,665	90,862	4,535	6,013	10,548	16,994
Sales deliverable	1,681,342	8,545,271	(1,292,041)	(28,934)	(1,320,975)	(1,842,062)
Foreign currency	1,100,029	6,617,548	(31,015)	(34,170)	(65,185)	(411,786)
Interbank market	552,904	1,927,723	-	(7)	(7)	(774)
Fixed rates	-	-	(715,123)	-	(715,123)	(720,146)
Floating rate	-	-	(264,283)	-	(264,283)	(708,785)
Securities	(2,434)	-	(278,751)	4,851	(273,900)	(571)
Commodities	30,843	-	(2,869)	392	(2,477)	-

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	06/30/2014	06/30/2013	06/30/2014	06/30/2014	06/30/2014	06/30/2013
Credit derivatives	7,955,162	7,083,996	(29,617)	25,236	(4,381)	622,845
Asset position	3,630,914	3,109,486	85,974	47,257	133,231	794,769
Fixed rate	2,720,309	2,574,748	85,521	29,887	115,408	788,448
Securities	676,930	398,124	295	11,946	12,241	4,257
Other	233,675	136,614	158	5,424	5,582	2,064
Liability position	4,324,248	3,974,510	(115,591)	(22,021)	(137,612)	(171,924)
Fixed rate	3,090,108	2,694,170	(105,240)	(9,893)	(115,133)	(128,556)
Securities	1,213,084	1,260,630	(10,353)	(11,563)	(21,916)	(42,430)
Other	21,056	19,710	2	(565)	(563)	(938)
Forwards operations	64,891,620	38,098,587	118,800	29,504	148,304	1,693
Asset position	32,702,241	20,101,766	671,894	20,553	692,447	438,719
Foreign currency	32,651,206	19,700,952	671,167	20,553	691,720	427,432
Interbank market	-	-	-	-	-	168
Indexes	29,845	295,878	90	-	90	6,661
Securities	21,190	104,936	637	-	637	4,458
Liability position	32,189,379	17,996,821	(553,094)	8,951	(544,143)	(437,026)
Foreign currency	32,188,477	17,975,206	(553,093)	8,951	(544,142)	(436,729)
Interbank market	-	15,658	-	-	-	(101)
Securities	902	5,957	(1)	-	(1)	(196)
Swap with target flow	1,571,046	1,598,430	(54,352)	(42,840)	(97,192)	(109,378)
Asset position - Interbank market	758,347	767,023	-	-	-	-
Liability position	812,699	831,407	(54,352)	(42,840)	(97,192)	(109,378)
Foreign currency	761,735	766,260	(54,192)	(42,523)	(96,715)	(108,033)
Interbank market	50,964	65,147	(160)	(317)	(477)	(1,345)
Target flow of swap - asset position - foreign currency	815,305	837,880	-	45,702	45,702	72,634
Other derivative financial instruments	6,437,877	6,855,241	344,005	(55,948)	288,057	459,486
Asset position	4,620,315	5,874,616	698,459	(23,958)	674,501	916,016
Foreign currency	646,955	427,987	8,207	933	9,140	105,315
Fixed rate	1,198,996	1,415,336	367,638	(6,561)	361,077	428,259
Securities	2,747,912	4,007,628	322,633	(19,193)	303,440	381,498
Other	26,452	23,665	(19)	863	844	944
Liability position	1,817,562	980,625	(354,454)	(31,990)	(386,444)	(456,530)
Foreign currency	227,859	376,196	(8,494)	(12,133)	(20,627)	(110,873)
Fixed rate	-	-	(326,059)	-	(326,059)	(311,542)
Securities	1,363,625	471,770	(19,787)	(15,736)	(35,523)	(32,973)
Other	226,078	132,659	(114)	(4,121)	(4,235)	(1,142)

		Asset	10,317,747	1,831,695	12,149,442	14,055,897
		Liabilities	(10,950,075)	(958,235)	(11,908,310)	(11,530,477)
		Total	(632,328)	873,460	241,132	2,525,420

Derivative contracts mature as follows (in days):
Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	06/30/2014	06/30/2013
Futures	124,771,689	97,579,107	63,804,121	144,012,865	430,167,782	592,545,564
Swaps	4,843,707	44,199,397	64,687,136	230,936,461	344,666,701	180,733,737
Options	490,698,225	98,788,336	212,976,538	10,793,567	813,256,666	1,416,443,177
Forwards (onshore)	11,182,078	13,017,416	7,965,053	3,546,158	35,710,705	35,299,467
Credit derivatives	241,173	1,699,203	1,093,905	4,920,881	7,955,162	7,083,996
Forwards (offshore)	24,004,426	29,474,206	9,527,006	1,885,982	64,891,620	38,098,587
Swaps with target flow	-	50,804	-	707,543	758,347	767,023
Target flow of swap	-	62,804	-	752,501	815,305	837,880
Other derivative financial instruments	81,297	1,279,045	1,112,478	3,965,057	6,437,877	6,855,241

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	06/30/2014										06/30/2013
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures - BM&F Bovespa	60,903	152,761	213,664	2	186,607	14,252	(5,192)	18,356	7,308	(7,667)	-
Swaps - adjustment receivable	2,902,938	1,493,631	4,396,569	36.2	125,497	237,671	212,092	829,710	451,106	2,540,493	4,249,332
BM&F Bovespa	211,375	43,351	254,726	2.1	3,207	9,000	7,441	34,245	22,721	178,112	352,636
Financial institutions	611,231	413,432	1,024,663	8.4	27,674	22,370	23,453	136,388	148,800	665,978	618,412
Companies	2,019,187	771,443	2,790,630	23.0	94,548	196,936	180,033	510,539	262,848	1,545,726	2,987,571
Individuals	61,145	265,405	326,550	2.7	68	9,365	1,165	148,538	16,737	150,677	290,713
Option premiums	2,428,729	98,592	2,527,321	20.9	268,469	260,458	247,602	1,404,539	152,774	193,479	2,815,204
BM&FBOVESPA	1,547,379	(147,401)	1,399,978	11.6	157,417	49,608	79,584	1,112,066	1,003	300	1,034,767
Financial institutions	634,670	216,724	851,394	7.0	99,639	183,224	143,950	222,692	85,251	116,638	245,399
Companies	246,383	29,493	275,876	2.3	11,413	27,626	23,995	69,781	66,520	76,541	1,535,038
Individuals	297	(224)	73	0.0	-	-	73	-	-	-	-
Forwards (onshore)	3,468,850	(2,843)	3,466,007	28.4	2,072,377	644,459	441,455	142,748	34,412	130,556	4,769,223
BM&FBOVESPA	1,060,428	2,553	1,062,981	8.7	179,763	521,814	319,902	41,473	29	-	1,049,265
Financial institutions	176,424	(3,388)	173,036	1.4	135,266	4,311	21,577	11,728	65	89	1,537,611
Companies	2,231,495	(2,302)	2,229,193	18.3	1,757,348	118,334	99,976	88,750	34,318	130,467	2,180,410
Individuals	503	294	797	0.0	-	-	-	797	-	-	1,937
Credit derivatives - Financial institutions	85,974	47,257	133,231	1.1	-	78	489	3,019	2,185	127,460	794,769
Forwards (offshore)	671,894	20,553	692,447	5.7	106,082	194,010	94,752	184,741	75,113	37,749	438,719
Financial institutions	387,355	399	387,754	3.2	79,595	95,068	56,353	121,183	26,413	9,142	293,989
Companies	270,995	20,658	291,653	2.4	23,176	91,521	38,324	61,819	48,206	28,607	142,593
Individuals	13,544	(504)	13,040	0.1	3,311	7,421	75	1,739	494	-	2,137
Target flow of swap - Companies	-	45,702	45,702	0.4	-	-	5	-	2,839	42,858	72,634
Other derivative financial instruments	698,459	(23,958)	674,501	5.5	1,165	316,830	20,442	27,624	36,311	272,129	916,016
Financial institutions	455,206	(29,740)	425,466	3.5	3	292,986	6,040	2,618	27,512	96,307	230,558
Companies	243,253	5,782	249,035	2.0	1,162	23,844	14,402	25,006	8,799	175,822	685,458
Total	10,317,747	1,831,695	12,149,442	100.0	2,760,197	1,667,758	1,011,645	2,610,737	762,048	3,337,057	14,055,897
% per maturity term					22.7	13.7	8.3	21.5	6.3	27.5
Total - 06/30/2013	11,400,917	2,654,980	14,055,897	100.0	2,507,988	2,648,922	1,025,536	1,617,310	2,508,360	3,747,781
% per maturity term					17.8	18.8	7.3	11.5	17.8	26.7

	06/30/2014										06/30/2013
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Futures - BM&FBovespa	-	-	-	-	-	-	-	-	-	-	(159,689)
Swaps - difference payable	(5,893,271)	(956,143)	(6,849,414)	57.5	(93,420)	(287,301)	(151,283)	(715,301)	(402,171)	(5,199,938)	(4,816,334)
BM&FBovespa	(405,539)	(43,193)	(448,732)	3.8	(8,900)	(47,996)	(19,321)	(159,990)	(11,605)	(200,920)	(510,016)
Financial institutions	(690,217)	(315,992)	(1,006,209)	8.4	(7,992)	(9,279)	(35,852)	(156,707)	(146,260)	(650,119)	(753,821)
Companies	(2,012,407)	(447,812)	(2,460,219)	20.7	(76,511)	(226,799)	(94,115)	(272,110)	(202,816)	(1,587,868)	(3,374,064)
Individuals	(2,785,108)	(149,146)	(2,934,254)	24.6	(17)	(3,227)	(1,995)	(126,494)	(41,490)	(2,761,031)	(178,433)
Option premiums	(1,660,716)	22,100	(1,638,616)	13.7	(247,722)	(166,761)	(276,091)	(545,588)	(169,837)	(232,617)	(1,963,170)
BM&FBovespa	(589,352)	148,845	(440,507)	3.6	(160,351)	(31,538)	(95,939)	(151,980)	(693)	(6)	(1,121,608)
Financial institutions	(977,401)	74,019	(903,382)	7.6	(76,359)	(108,390)	(151,001)	(338,215)	(105,375)	(124,042)	(500,201)
Companies	(93,320)	(201,112)	(294,432)	2.5	(11,011)	(26,833)	(29,085)	(55,165)	(63,769)	(108,569)	(341,087)
Individuals	(643)	348	(295)	-	(1)	-	(66)	(228)	-	-	(274)
Forwards (onshore)	(2,318,597)	63,708	(2,254,889)	19.0	(1,822,208)	(54,049)	(51,321)	(179,937)	(58,159)	(89,215)	(3,416,426)
BM&FBovespa	-	(7)	(7)	-	-	(7)	-	-	-	-	(774)
Financial institutions	(291,524)	35,175	(256,349)	2.2	(119,510)	(648)	(2,134)	(133,902)	(155)	-	(1,449,304)
Companies	(2,027,073)	28,540	(1,998,533)	16.8	(1,702,698)	(53,394)	(49,187)	(46,035)	(58,004)	(89,215)	(1,966,141)
Individuals	-	-	-	-	-	-	-	-	-	-	(207)
Credit derivatives	(115,591)	(22,021)	(137,612)	1.2	-	(12)	(646)	(2,942)	(11,774)	(122,238)	(171,924)
Financial institutions	(104,951)	(22,063)	(127,014)	1.1	-	(12)	(646)	(2,942)	(1,176)	(122,238)	(171,924)
Companies	(10,640)	42	(10,598)	0.1	-	-	-	-	(10,598)	-	-
Forwards (offshore)	(553,094)	8,951	(544,143)	4.6	(112,532)	(182,685)	(137,665)	(83,556)	(18,957)	(8,748)	(437,026)
Financial institutions	(453,134)	3,962	(449,172)	3.8	(103,259)	(147,955)	(116,761)	(67,440)	(13,631)	(126)	(292,882)
Companies	(100,087)	5,228	(94,859)	0.8	(9,273)	(34,723)	(20,903)	(16,020)	(5,318)	(8,622)	(143,663)
Individuals	127	(239)	(112)	-	-	(7)	(1)	(96)	(8)	-	(481)
Swaps with target flow - Companies	(54,352)	(42,840)	(97,192)	0.8	-	-	(477)	-	(13,363)	(83,352)	(109,378)
Other derivative financial instruments	(354,454)	(31,990)	(386,444)	3.2	(348)	(319,588)	(658)	(4,228)	(5,984)	(55,638)	(456,530)
Financial institutions	(326,060)	-	(326,060)	2.7	-	(308,226)	-	-	-	(17,834)	(92,335)
Companies	(28,394)	(31,990)	(60,384)	0.5	(348)	(11,362)	(658)	(4,228)	(5,984)	(37,804)	(364,195)
Total	(10,950,075)	(958,235)	(11,908,310)	100.0	(2,276,230)	(1,010,396)	(618,141)	(1,531,552)	(680,245)	(5,791,746)	(11,530,477)
% per maturity term					19.1	8.5	5.2	12.9	5.7	48.6
Total - 06/30/2013	(9,211,536)	(2,318,941)	(11,530,477)	100.0	(2,083,234)	(1,178,337)	(1,104,172)	(1,419,780)	(1,733,105)	(4,011,849)
% per maturity term					18.1	10.2	9.6	12.3	15.0	34.8

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2014
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	302,207,881	6,493,525	730,363,316	10,398,388	-	-	-	-	-
Over-the-counter market	127,959,901	338,173,176	82,893,350	25,312,317	7,955,162	64,891,620	758,347	815,305	6,437,877
Financial institutions	101,263,127	183,618,220	66,330,291	5,124,272	7,944,521	55,346,722	-	-	2,897,186
Companies	26,696,774	88,262,273	16,441,307	20,181,783	10,641	9,363,391	758,347	815,305	3,540,691
Individuals	-	66,292,683	121,752	6,262	-	181,507	-	-	-
Total	430,167,782	344,666,701	813,256,666	35,710,705	7,955,162	64,891,620	758,347	815,305	6,437,877
Total – 06/30/2013	592,545,564	180,733,737	1,416,443,177	35,299,467	7,083,996	38,098,587	767,023	837,880	6,855,241

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and their effect on calculation of Required Referential Equity.

	06/30/2014			06/30/2013
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(5,141,156)	1,428,786	(3,712,370)	(4,461,654)	1,228,883	(3,232,771)
Total return rate swaps	(1,385,220)	-	(1,385,220)	(1,393,459)	-	(1,393,459)
Total	(6,526,376)	1,428,786	(5,097,590)	(5,855,113)	1,228,883	(4,626,230)

The effect on the referential equity (Note 3) was R$ 233,723 (R$ 182,567 at 06/30/2013).

During the period, there was no occurrence of a credit event as defined in the agreements.

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to protect the cash flows of the payment of debt interest (CDB / Redeemable preferred shares) and the future foreign exchange rate, (anticipated transactions) related to its variable interest rate risk (CDI / LIBOR), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR and foreign exchange rate.

	06/30/2014			06/30/2013
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	84,605,351	(123,067)	86,497,846	84,827,539	39,327	86,597,153
Hedge of preferred shares	865,741	24,404	865,741	870,890	3,849	870,890
Hedge of subordinated CDB	-	-	-	154,955	-	133,547
Hedge of highly probable anticipated transaction	68,086	(8,177)	69,407	-	-	-
Total	85,539,178	(106,840)	87,432,994	85,853,384	43,176	87,601,590

(*) Net amount of tax effects recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (120,365) (R$ (102,690) at June 30, 2013).

The amount of R$ 2,624 related to Foreign Exchange Rates Futures for the period was reclassified from Asset Valuation Adjustments and included in the initial cost of assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into Futures DDI contracts on BM&F Bovespa maturing during 2014 to protect the future cash flows of highly probable anticipated transactions, with financial effects during 2015, arising from future contractual agreements in foreign currency against the exposure to future foreign exchange rates.

To protect the future cash flows of debt against exposure to variable interest rates (CDI), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI Futures agreements on BM&FBOVESPA with maturities between 2014 and 2018.

II)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consists of hedging the exposure to variation in market risk, in interest receipt, which are attributable to changes in interest rates related to recognized assets and liabilities.

	06/30/2014
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	1,910,249	(57,432)	1,910,249	56,797
Hedge of structured funding	440,500	183	440,500	(170)
Total	2,350,749	(57,249)	2,350,749	56,627

	06/30/2013
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	1,141,248	(5,973)	1,141,248	5,975
Total	1,141,248	(5,973)	1,141,248	5,975

(*) Net amount of tax effects recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts. Hedge assets and liabilities are related to fixed-rate expressed in unidad de fomento (CLF) and denominated in euros and U.S. dolar, issued by subsidiaries in Chile and London, respectively and with maturities between 2016 and 2029.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	06/30/2014
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations	12,404,030	532,419	7,442,269
Total	12,404,030	532,419	7,442,269

(*) Net amount of tax effects recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

06/30/2014								06/30/2013
Maturity term	Hedge of deposits and securities purchased under agreements to resell	Hedge of preferred shares	Hedge of highly probable anticipated transaction	Hedge of loans	Hedge of structured funding	Hedge of net investment in foreign operations	Total	Total
2013	-	-	-	-	-	-	-	70,190,333
2014	41,079,727	-	-	-	-	12,404,030	53,483,757	13,383,925
2015	13,551,176	865,741	68,086	-	-	-	14,485,003	1,390,718
2016	7,903,920	-	-	241,245	440,500	-	8,585,665	-
2017	11,225,979	-	-	120,622	-	-	11,346,601	888,408
2018	10,844,549	-	-	150,778	-	-	10,995,327	144,020
2019	-	-	-	341,677	-	-	341,677	-
2020	-	-	-	35,260	-	-	35,260	44,194
2022	-	-	-	167,694	-	-	167,694	203,689
2023	-	-	-	159,079	-	-	159,079	-
2025	-	-	-	39,376	-	-	39,376	211,387
2027	-	-	-	140,317	-	-	140,317	192,999
2028	-	-	-	424,330	-	-	424,330	344,959
2029	-	-	-	89,871	-	-	89,871	-
Total	84,605,351	865,741	68,086	1,910,249	440,500	12,404,030	100,293,957	86,994,632

h) Changes in adjustment to unrealized (*) market value for the period

	01/01 to 06/30/2014	01/01 to 06/30/2013
Opening balance	(2,016,483)	2,406,079
Adjustments with impact on:
Results	1,490,460	(1,232,842)
Trading securities	1,169,539	(2,028,600)
Derivative financial instruments	320,921	795,758
Stockholders’ equity	1,999,148	(3,422,446)
Available-for-sale	1,526,236	(3,780,266)
Accounting hedge – derivative financial instruments	472,912	357,820
Futures	457,778	342,225
Swap	15,134	15,595

Closing balance	1,473,125	(2,249,209)
Adjustment to market value	1,473,125	(2,249,209)
Trading securities	338,393	(1,653,669)
Available-for-sale securities	(407,354)	(997,124)
Derivative financial instruments	1,542,086	401,584
Trading securities	836,484	330,207
Accounting hedge	705,602	71,377
Futures	668,626	65,545
Swap	36,976	5,832

(*) The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of the Central Bank means not converted into cash.

i) Realized gain of securities portfolio and derivatives financial instruments

	01/01 to 06/30/2014	01/01 to 06/30/2013
Gain (loss) – trading securities	(236,304)	(62,990)
Gain (loss) – available-for-sale securities	(126,129)	(157,065)
Gain (loss) – derivatives	(1,517,406)	(2,925,064)
Gain (loss) – foreign exchange variation on investments abroad	(1,786,332)	1,904,473
Total	(3,666,171)	(1,240,646)

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING CONSOLIDADO carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING CONSOLIDADO exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING CONSOLIDADO.

Trading portfolio	Exposures	06/30/2014 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(416)	(227,732)	(437,120)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	192	(29,211)	(59,971)
Foreign Exchange Rates	Prices of Foreign Currencies	3,709	115,877	277,643
Price Index Linked	Interest of Inflation coupon	(5)	7,157	26,541
TR	TR Linked Interest Rates	2	(932)	(1,568)
Equities	Prices of Equities	982	(314)	61,748
TOTAL		4,463	(135,155)	(132,727)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2014 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(4,343)	(1,303,014)	(2,519,976)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	771	(40,017)	(75,223)
Foreign Exchange Rates	Prices of Foreign Currencies	4,551	213,015	751,455
Price Index Linked	Interest of Inflation coupon	(1,627)	(219,671)	(397,966)
TR	TR Linked Interest Rates	697	(200,983)	(445,697)
Equities	Prices of Equities	5,727	(118,966)	(175,555)
TOTAL		5,777	(1,669,636)	(2,862,963)

(*) Amounts net of tax effects.

As from this quarter, was held alteration in the shock scenarios (II and III) used for sensitivity analysis, which are now:

•	Scenario I: Shocks of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Until 31/03/2014, scenario II considered shocks of 25 basis points and III, 50 basis points.

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

     I – By type of operations and risk level

	06/30/2014										06/30/2013
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	204,818,857	71,493,739	28,753,777	13,762,173	7,870,180	3,126,553	2,210,556	2,943,252	8,587,848	343,566,935	313,483,390
Loans and discounted trade receivables	74,740,684	59,078,853	22,237,763	9,721,863	6,688,095	2,524,387	1,760,921	2,561,030	6,705,753	186,019,349	164,711,022
Financing	83,569,778	10,859,305	5,299,971	3,342,513	1,053,076	487,892	405,923	356,538	1,808,274	107,183,270	105,892,056
Farming and agribusiness financing	5,694,584	821,932	313,684	197,894	29,650	55,608	334	3,682	25,519	7,142,887	7,256,126
Real estate financing	40,813,811	733,649	902,359	499,903	99,359	58,666	43,378	22,002	48,302	43,221,429	35,624,186

Lease operations	4,554,553	853,902	1,274,197	493,619	204,329	94,837	62,159	67,387	342,668	7,947,651	13,217,167

Credit card operations	-	44,432,543	4,825,868	1,748,095	1,106,597	658,005	726,482	515,956	2,716,874	56,730,420	44,119,393

Advance on exchange contracts (1)	2,819,774	863,699	202,109	270,211	47,742	82,952	-	260	209	4,286,956	4,469,115

Other sundry receivables (2)	426	2,048,948	2,670	281,756	6,218	2,379	19,432	3,724	30,508	2,396,061	3,924,428

Total operations with credit granting characteristics	212,193,610	119,692,831	35,058,621	16,555,854	9,235,066	3,964,726	3,018,629	3,530,579	11,678,107	414,928,023	379,213,493

Endorsements and sureties (3)	-	-	-	-	-	-	-	-	-	72,694,651	65,899,939
Total with endorsements and sureties	212,193,610	119,692,831	35,058,621	16,555,854	9,235,066	3,964,726	3,018,629	3,530,579	11,678,107	487,622,674	445,113,432
Total – 06/30/2013	173,675,862	112,191,526	36,158,078	23,449,105	8,961,079	4,717,047	3,286,666	3,380,069	13,394,061	379,213,493

(1)	Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);
(2)	Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;
(3)	Recorded in Memorandum Accounts.

II – By maturity and risk level

	06/30/2014										06/30/2013
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,082,345	2,448,885	1,789,569	1,159,157	1,059,148	1,057,834	4,132,603	13,729,541	16,834,404
01 to 30	-	-	122,520	139,785	92,697	58,262	47,753	54,635	198,957	714,609	859,490
31 to 60	-	-	94,183	107,444	68,343	53,518	43,894	47,764	183,671	598,817	637,167
61 to 90	-	-	92,294	104,934	66,138	45,275	39,584	45,240	174,952	568,417	619,261
91 to 180	-	-	238,833	303,524	202,918	144,518	130,567	139,647	518,523	1,678,530	1,875,190
181 to 365	-	-	452,644	615,396	364,785	257,633	224,521	249,620	934,344	3,098,943	3,447,770
Over 365	-	-	1,081,871	1,177,802	994,688	599,951	572,829	520,928	2,122,156	7,070,225	9,395,526
Overdue installments	-	-	661,942	874,514	900,999	732,804	1,084,737	1,157,731	5,265,254	10,677,981	10,823,236
01 to 14	-	-	6,113	77,002	43,022	27,611	21,288	25,254	91,307	291,597	342,445
15 to 30	-	-	640,773	121,677	80,827	47,025	40,417	45,251	158,079	1,134,049	1,172,055
31 to 60	-	-	15,056	639,403	165,138	107,483	89,807	97,714	257,906	1,372,507	1,347,694
61 to 90	-	-	-	9,441	589,233	122,480	195,395	123,344	286,597	1,326,490	1,223,869
91 to 180	-	-	-	26,991	22,779	421,215	721,930	852,071	1,014,060	3,059,046	2,928,503
181 to 365	-	-	-	-	-	6,990	15,900	14,097	3,362,805	3,399,792	3,665,187
Over 365	-	-	-	-	-	-	-	-	94,500	94,500	143,483
Subtotal	-	-	2,744,287	3,323,399	2,690,568	1,891,961	2,143,885	2,215,565	9,397,857	24,407,522	27,657,640
Specific allowance	-	-	(27,443)	(99,702)	(269,056)	(567,588)	(1,071,943)	(1,550,896)	(9,397,857)	(12,984,485)	(14,410,231)
Subtotal - 06/30/2013	-	-	3,361,461	3,892,429	2,903,429	2,465,488	2,300,209	2,182,913	10,551,711	27,657,640
	Non-overdue operations
Falling due installments	211,875,235	118,350,685	32,044,386	13,126,097	6,442,704	2,042,783	854,335	1,292,233	2,226,847	388,255,305	348,291,705
01 to 30	17,124,121	29,479,894	6,008,829	2,933,197	1,308,147	440,397	148,771	231,101	514,658	58,189,115	50,420,209
31 to 60	15,562,259	13,031,028	3,031,693	1,096,872	432,796	243,190	39,485	68,058	163,553	33,668,934	29,621,268
61 to 90	9,290,285	9,338,604	1,902,899	718,878	208,852	56,904	27,765	23,360	84,079	21,651,626	19,022,247
91 to 180	19,137,409	16,825,347	3,878,351	2,048,375	424,943	121,836	71,578	65,921	233,148	42,806,908	39,490,530
181 to 365	28,120,742	16,427,862	5,029,623	1,754,873	2,035,342	475,381	123,581	104,536	277,315	54,349,255	47,517,579
Over 365	122,640,419	33,247,950	12,192,991	4,573,902	2,032,624	705,075	443,155	799,257	954,094	177,589,467	162,219,872
Overdue up to 14 days	318,375	1,342,146	269,948	106,358	101,794	29,982	20,409	22,781	53,403	2,265,196	3,264,148
Subtotal	212,193,610	119,692,831	32,314,334	13,232,455	6,544,498	2,072,765	874,744	1,315,014	2,280,250	390,520,501	351,555,853
Generic allowance	-	(598,464)	(323,143)	(396,974)	(766,546)	(621,830)	(437,372)	(920,510)	(2,280,250)	(6,345,089)	(6,930,444)
Subtotal - 06/30/2013	173,675,862	112,191,526	32,796,617	19,556,676	6,057,650	2,251,559	986,457	1,197,156	2,842,350	351,555,853
Grand total	212,193,610	119,692,831	35,058,621	16,555,854	9,235,066	3,964,726	3,018,629	3,530,579	11,678,107	414,928,023	379,213,493
Existing allowance	-	(598,464)	(350,586)	(1,455,380)	(2,839,072)	(1,981,967)	(2,112,739)	(3,530,226)	(11,678,107)	(24,546,541)	(26,399,090)
Minimum allowance required	-	(598,464)	(350,586)	(496,676)	(1,035,602)	(1,189,418)	(1,509,315)	(2,471,406)	(11,678,107)	(19,329,574)	(21,340,675)
Additional allowance (3)	-	-	-	(958,704)	(1,803,470)	(792,549)	(603,424)	(1,058,820)	-	(5,216,967)	(5,058,415)
Grand total - 06/30/2013	173,675,862	112,191,526	36,158,078	23,449,105	8,961,079	4,717,047	3,286,666	3,380,069	13,394,061	379,213,493
Existing allowance	-	(560,958)	(361,580)	(1,356,942)	(2,687,428)	(2,358,052)	(2,300,338)	(3,379,731)	(13,394,061)	(26,399,090)
Minimum allowance required	-	(560,958)	(361,580)	(703,472)	(896,108)	(1,415,114)	(1,643,334)	(2,366,048)	(13,394,061)	(21,340,675)
Additional allowance (3)	-	-	-	(653,470)	(1,791,320)	(942,938)	(657,004)	(1,013,683)	-	(5,058,415)

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in bankruptcy processcompanies.
(2)	The balance of non-accrual operations amounts to R$ 17,134,206 (R$ 19,242,622 at 06/30/2013).
(3)	Allocated to each level of risk in order to explain the additional volume required for alignment to the amount of the expected loss.

III – By business sector

	06/30/2014%		06/30/2013%
Public Sector	3,803,478	0.9%	3,529,454	0.9%
Energy	45,141	0.0%	169,071	0.0%
Petrochemical and chemical	3,558,819	0.9%	3,162,445	0.8%
Sundry	199,518	0.0%	197,938	0.1%
Private sector	411,124,545	99.1%	375,684,039	99.1%
Companies	223,125,657	53.8%	209,940,587	55.4%
Sugar and alcohol	8,573,422	2.1%	8,369,661	2.2%
Agribusiness and fertilizers	12,566,972	3.0%	12,177,961	3.2%
Food and beverage	10,842,824	2.6%	10,924,279	2.9%
Banks and other financial institutions	3,764,177	0.9%	3,391,574	0.9%
Capital assets	8,858,737	2.1%	7,215,962	1.9%
Pulp and paper	3,056,837	0.7%	3,000,278	0.8%
Publishing and printing	1,074,342	0.3%	1,541,784	0.4%
Electronic and IT	4,607,125	1.1%	5,051,962	1.3%
Packaging	2,211,306	0.5%	2,232,319	0.6%
Energy and sewage	6,941,452	1.7%	5,790,587	1.5%
Education	1,342,456	0.3%	1,174,892	0.3%
Pharmaceuticals and cosmetics	4,170,628	1.0%	4,382,245	1.2%
Real estate agents	17,403,627	4.2%	15,663,645	4.1%
Entertainment and tourism	3,706,484	0.9%	3,384,353	0.9%
Wood and furniture	3,226,409	0.8%	3,140,452	0.8%
Construction material	5,547,031	1.3%	5,380,409	1.4%
Steel and metallurgy	9,022,054	2.2%	8,949,852	2.4%
Media	1,037,073	0.2%	799,026	0.2%
Mining	3,620,379	0.9%	3,219,121	0.8%
Infrastructure work	4,873,222	1.2%	4,821,917	1.3%
Oil and gas	4,112,106	1.0%	3,326,490	0.9%
Petrochemical and chemical	6,111,075	1.5%	5,921,688	1.6%
Health care	1,695,027	0.4%	1,766,597	0.5%
Insurance and reinsurance and pension plans	14,538	0.0%	24,533	0.0%
Telecommucations	1,468,768	0.4%	1,082,270	0.3%
Third sector	2,137,105	0.5%	90,228	0.0%
Trading	1,881,965	0.5%	1,782,959	0.5%
Transportation	17,278,909	4.2%	17,756,539	4.7%
Domestic appliances	2,540,805	0.6%	2,529,617	0.7%
Vehicles and autoparts	13,765,118	3.3%	12,612,161	3.3%
Clothing and shoes	5,056,809	1.2%	5,372,528	1.4%
Commerce - sundry	13,167,731	3.2%	13,627,373	3.6%
Industry - sundry	5,374,310	1.3%	4,630,238	1.2%
Sundry services	21,290,509	5.1%	17,223,167	4.5%
Sundry	10,784,325	2.6%	11,581,920	3.1%
Individuals	187,998,888	45.3%	165,743,452	43.7%
Credit cards	55,906,774	13.5%	43,357,402	11.4%
Real estate financing	32,508,932	7.8%	26,329,888	6.9%
Consumer loans / overdraft	63,387,431	15.3%	50,364,268	13.3%
Vehicles	36,195,751	8.7%	45,691,894	12.0%
Grand total	414,928,023	100.0%	379,213,493	100.0%

b) Credit concentration

	06/30/2014		06/30/2013
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	4,827,213	1.0	5,054,909	1.1
10 largest debtors	30,752,300	6.3	29,067,607	6.5
20 largest debtors	49,910,989	10.2	45,626,925	10.3
50 largest debtors	82,539,024	16.9	71,932,277	16.2
100 largest debtors	110,954,289	22.8	96,213,030	21.6

 (*) The amounts include endorsements and sureties.

	06/30/2014		06/30/2013
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	5,002,519	0.9	5,394,351	1.1
10 largest debtors	38,709,498	6.9	38,334,615	7.5
20 largest debtors	63,405,041	11.3	61,145,817	12.0
50 largest debtors	109,240,491	19.6	97,714,457	19.2
100 largest debtors	146,682,452	26.3	128,534,175	25.3

 (*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 06/30/2014	01/01 to 06/30/2013
Opening balance	(26,371,185)	(27,744,938)
Effect of change in consolidation criteria	-	(483,210)
Net increase for the period	(8,696,371)	(9,852,073)
Write-Off	10,521,015	11,681,131
Closing balance (1)	(24,546,541)	(26,399,090)
Required by Resolution No. 2,682/99	(19,329,574)	(21,340,675)
Specific allowance (2)	(12,984,485)	(14,410,231)
Generic allowance (3)	(6,345,089)	(6,930,444)
Additional allowance (4)	(5,216,967)	(5,058,415)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (502,186) (R$ (978,402) at June 30, 2013.
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or in bankruptcy process companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At June 30, 2014, the balance of the allowance in relation to the loan portfolio is equivalent to 5.9% (7.0% at 06/30/2013).

d) Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to	01/01 to
	06/30/2014	06/30/2013
Expenses for allowance for loan losses	(8,696,371)	(9,852,073)
Income from recovery of credits written off as loss	2,321,335	2,347,978
Result of allowance for loan losses (*)	(6,375,036)	(7,504,095)

 (*) The amounts related to the lease portfolio from 01/01 to 06/30/2014 are: Expenses for allowance for loan losses R$ (151,013) (R$ (383,488) from 01/01 to 06/30/2013) and Income from recovery of credits written off as loss R$ 112,552 (R$ 283,941 from 01/01 to 06/30/2013).

II - Renegotiated loan operations

	06/30/2014			06/30/2013
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	17,015,600	(7,009,605)	41.2%	18,839,653	(8,283,760)	44.0%
(-) Amended Operations non-overdue (2)	(4,890,101)	994,712	20.3%	(5,166,160)	1,383,004	26.8%
Renegotiated loan operations	12,125,499	(6,014,893)	49.6%	13,673,493	(6,900,756)	50.5%

(1) The amounts related to the lease portfolio are R$ 373,132 (R$ 866,154 at June 30, 2013).

(2) Resulting from non-overdue transations or with a delay of less than 30 days, reflex of changes in the original contractual terms.

e) Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

						01/01 to		01/01 to
	06/30/2014					06/30/2014	06/30/2013	06/30/2013
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations	-	84,428	-	153,846	238,274	796	131,147	12,997
Liabilities - restricted operations on assets
Foreign borrowings through securities	-	84,338	-	153,846	238,184	(770)	131,147	(12,998)
Net revenue from restricted operations						26		(1)

At June 30, 2014, and 2013 there were no balances in default.

f) Operations of sale or transfers and acquisitions of financial assets

I.	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at June 30, 2014 where the entity significantly retained the related risks and benefits is R$ 256,713 (R$ 349,968 at 06/30/2013), composed of real estate financing of R$ 240,978 (R$ 332,744 at 06/30/2013) and farming financing of R$ 15,735 (R$ 17,224 at 06/30/2013).

II.	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations for sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred, through the acquisition of securitized real estate loans. Therefore, such credits continue to be recorded as credit operations, in which the amount recorded as assets at 06/30/2014 was R$ 3,667,737, composed of real estate financing and a fair value of R$ 3,663,800 and the amount recorded as liabilities in the line Other sundry liabilities of R$ 3,666,767 and a fair value of R$ 3,662,830.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 1,609,771 with effect on results of R$ 63,801, net of Allowance for Loan Losses.

Acquisitions of loan portfolios with the retention of assignor’s risks carried out as from January 2012 to June 30, 2014 total R$ 2,313,046, and the total amount of acquired portfolios is R$ 2,419,232, at June 30, 2014. On 12/31/2013 the balance of acquired portfolios with risk retention of assignor’s totaled R$ 5,584,878. The decrease in the first half is influenced by the exclusion of the retention clause of the acquired volume.

Note 9 - Foreign exchange portfolio

	06/30/2014	06/30/2013
Assets - other receivables	34,216,934	49,850,751
Exchange purchase pending settlement – foreign currency	18,993,207	26,765,462
Bills of exchange and term documents – foreign currency	1,987	8,832
Exchange sale rights – local currency	15,951,218	23,721,516
(Advances received) – local currency	(729,478)	(645,059)
Liabilities – other liabilities (Note 2a)	35,171,203	50,168,030
Exchange sales pending settlement – foreign currency	16,032,028	23,614,503
Liabilities from purchase of foreign currency – local currency	19,052,366	26,545,354
Other	86,809	8,173
Memorandum accounts	1,090,627	1,069,482
Outstanding import credits – foreign currency	1,071,833	1,043,711
Confirmed export credits – foreign currency	18,794	25,771

Note 10 – Funding and borrowings and onlending

a) Summary

	06/30/2014						06/30/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	172,929,498	34,170,793	11,644,318	58,602,224	277,346,833	37.2	245,030,935	34.4
Deposits received under securities repurchase agreements	134,229,467	13,122,170	13,927,184	132,063,520	293,342,341	39.3	289,268,761	40.7
Funds from acceptance and issuance of securities	2,277,197	12,658,531	8,879,682	21,476,276	45,291,686	6.1	53,202,262	7.5
Borrowings and onlending	3,699,739	15,691,578	15,146,714	42,510,144	77,048,175	10.3	69,139,330	9.7
Subordinated debt (*)	139,288	2,602,059	898,581	49,349,246	52,989,174	7.1	54,688,215	7.7
Total	313,275,189	78,245,131	50,496,479	304,001,410	746,018,209		711,329,503
% per maturity term	42.0	10.5	6.8	40.7
Total – 06/30/2013	296,967,043	69,182,914	54,584,075	290,595,471	711,329,503
% per maturity term	41.7	9.7	7.7	40.9

(*) Includes R$ 869,234 (R$ 874,788 at 06/30/2013) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b) Deposits

	06/30/2014						06/30/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	44,847,485	-	-	-	44,847,485	16.2	38,664,956	15.8
Savings accounts	110,840,114	-	-	-	110,840,114	40.0	92,324,244	37.7
Interbank	1,351,817	1,425,109	937,961	347,151	4,062,038	1.5	7,056,131	2.8
Time deposits	15,890,082	32,745,684	10,706,357	58,255,073	117,597,196	42.3	106,985,604	43.7
Total	172,929,498	34,170,793	11,644,318	58,602,224	277,346,833		245,030,935
% per maturity term	62.4	12.3	4.2	21.1
Total – 06/30/2013	151,920,156	22,888,614	10,069,806	60,152,359	245,030,935
% per maturity term	62.1	9.3	4.1	24.5

ITAÚ UNIBANCO HOLDING’s portfolio is composed of interbank deposits in the amount of R$ 101,930 at 06/30/2013 with maturities of 181 to 365 days. There are no operations at 06/30/2014.

c) Deposits received under securities repurchase agreements

	06/30/2014						06/30/2013
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	53,119,526	12,288,615	12,002,294	102,665,024	180,075,459	61.4	171,199,641	59.2
Government securities	38,162,715	345,422	639	3,841	38,512,617	13.1	30,480,921	10.5
Own issue	3,341,268	11,616,189	12,001,655	102,661,183	129,620,295	44.2	122,544,883	42.4
Foreign	11,615,543	327,004	-	-	11,942,547	4.1	18,173,837	6.3
Third-party portfolio	81,088,165	-	-	-	81,088,165	27.6	89,690,373	31.0
Free portfolio	21,776	833,555	1,924,890	29,398,496	32,178,717	11.0	28,378,747	9.8
Total	134,229,467	13,122,170	13,927,184	132,063,520	293,342,341		289,268,761
% per maturity term	45.8	4.5	4.7	45.0
Total – 06/30/2013	137,803,063	13,889,012	19,054,665	118,522,021	289,268,761
% per maturity term	47.6	4.8	6.6	41.0

d) Funds from acceptance and issuance of securities

	06/30/2014						06/30/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	1,942,620	10,821,699	6,978,719	10,180,339	29,923,377	66.0	34,952,001	65.7
Financial	464,090	3,515,145	4,112,774	5,779,064	13,871,073	30.6	17,852,639	33.6
Of real estate loans	1,145,658	5,063,121	1,193,040	1,268,430	8,670,249	19.1	9,644,015	18.1
Bill of credit related to agribusiness	326,153	2,235,118	1,655,396	3,018,180	7,234,847	16.0	7,253,902	13.6
Mortgage notes	6,719	8,315	17,509	114,665	147,208	0.3	201,445	0.4
Debentures	-	-	-	-	-	-	526,983	1.0
Foreign securities	176,302	1,340,890	1,585,254	10,785,795	13,888,241	30.7	17,723,278	33.3
Brazil risk note programme	102,774	776,643	381,790	2,164,818	3,426,025	7.6	7,876,446	14.8
Structure note issued	41,874	426,687	953,060	3,463,234	4,884,855	10.8	4,487,717	8.4
Bonds	7,286	55,597	61,714	3,248,588	3,373,185	7.4	2,522,141	4.8
Fixed rate notes	23,422	10,455	140,210	1,708,243	1,882,330	4.2	2,388,281	4.5
Eurobonds	946	16,129	909	59,872	77,856	0.2	131,208	0.2
Other	-	55,379	47,571	141,040	243,990	0.5	317,485	0.6
Structured Operations Certificates (*)	158,275	495,942	315,709	510,142	1,480,068	3.3	-	-
Total	2,277,197	12,658,531	8,879,682	21,476,276	45,291,686		53,202,262
% per maturity term	5.1	27.9	19.6	47.4
Total – 06/30/2013	3,373,843	17,080,498	7,043,066	25,704,855	53,202,262
% per maturity term	6.3	32.1	13.2	48.3

(*) As of June 30, 2014, the market value of the funding from Structured Operations Certificates issued is R$ 1,700,047, according to BACEN Circular Letter No. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 31 days to 180 days in the amount of R$ 5,542 (R$ 5,542 at 06/30/2013) and over 365 days in the amount of R$ 500,000 (R$ 500,000 at 06/30/2013), totaling R$ 505,542 (R$ 505,542 at 06/30/2013).

e) Borrowings and onlending

	06/30/2014						06/30/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowings	2,562,978	10,319,513	9,090,661	11,556,910	33,530,062	43.5	30,144,747	43.6
Domestic	388,261	85,775	113,252	135,877	723,165	0.9	474,256	0.7
Foreign (*)	2,174,717	10,233,738	8,977,409	11,421,033	32,806,897	42.6	29,670,491	42.9
Onlending	1,136,761	5,372,065	6,056,053	30,953,234	43,518,113	56.5	38,994,583	56.4
Domestic – official institutions	1,136,761	5,372,065	6,056,053	30,790,199	43,355,078	56.3	38,356,262	55.5
BNDES	366,340	1,535,183	2,218,074	12,245,264	16,364,861	21.2	11,861,467	17.2
FINAME	745,904	3,692,668	3,819,372	18,287,215	26,545,159	34.5	26,156,157	37.8
Other	24,517	144,214	18,607	257,720	445,058	0.6	338,638	0.5
Foreign	-	-	-	163,035	163,035	0.2	638,321	0.9
Total	3,699,739	15,691,578	15,146,714	42,510,144	77,048,175		69,139,330
% per maturity term	4.8	20.4	19.7	55.1
Total – 06/30/2013	3,756,780	14,700,102	15,054,252	35,628,196	69,139,330
% per maturity term	5.4	21.3	21.8	51.5

(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f)	Subordinated debt

	06/30/2014						06/30/2013
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	1,990,925	-	7,020,005	9,010,930	17.0	11,565,221	21.1
Financial treasury bills	60,190	431,510	13,146	24,881,131	25,385,977	48.0	24,611,578	45.0
Euronotes	70,750	171,284	-	17,163,190	17,405,224	32.8	17,507,601	32.0
Bonds	8,348	8,340	16,201	339,184	372,073	0.7	191,582	0.4
(-) Transaction costs incurred (Note 4b)	-	-	-	(54,264)	(54,264)	(0.1)	(62,555)	(0.1)
Total Other Liabilities	139,288	2,602,059	29,347	49,349,246	52,119,940		53,813,427
Redeemable preferred shares	-	-	869,234	-	869,234	1.6	874,788	1.6
Grand total (*)	139,288	2,602,059	898,581	49,349,246	52,989,174		54,688,215
% per maturity term	0.3	4.9	1.7	93.1
Total – 06/30/2013	113,201	624,688	3,362,286	50,588,040	54,688,215
% per maturity term	0.2	1.1	6.1	92.5
(*) According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of referential equity as of June, 2014, considering instruments approved after the closing date to compose Tier II, totaling R$ 53,920,747.

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB – BRL
	60,000	2007	2014	100% of CDI + 0.35% to 0.6%	119,616
	33,200			IGPM + 7.22%	81,582
	1,000,000	2008	2014	112% of CDI	1,789,726
	400,000	2008	2015	119.8% of CDI	763,794
	50,000	2010	2015	113% of CDI	79,059
	465,835	2006	2016	100% of CDI + 0.7% (*)	1,022,570
	2,719,268	2010	2016	110% to 114% of CDI	4,298,657
	122,500			IPCA + 7.21%	213,487
	366,830	2010	2017	IPCA + 7.33%	642,439
				Total	9,010,930

Subordinated financial bills - BRL
	365,000	2010	2016	100% of CDI + 1.35% to 1.36%	379,774
	1,874,000			112% to 112.5% of CDI	1,946,183
	30,000			IPCA + 7%	47,374
	206,000	2010	2017	IPCA + 6.95% to 7.2%	281,083
	3,223,500	2011	2017	108% to 112% of CDI	3,382,415
	352,400			IPCA + 6.15% to 7.8%	473,688
	138,000			IGPM + 6.55% to 7.6%	196,327
	3,650,000			100% of CDI + 1.29% to 1.52%	3,750,252
	500,000	2012	2017	100% of CDI + 1.12%	504,795
	42,000	2011	2018	IGPM + 7%	52,532
	30,000			IPCA + 7.53% to 7.7%	37,395
	460,645	2012	2018	IPCA + 4.4% to 6.58%	575,697
	3,782,100			100% of CDI + 1.01% to 1.32%	3,867,561
	6,373,127			108% to 113% of CDI	6,718,207
	112,000			9.95% to 11.95%	136,168
	2,000	2011	2019	109% to 109.7% of CDI	2,559
	12,000	2012	2019	11.96%	15,649
	100,500			IPCA + 4.7% to 6.3%	123,468
	1,000			110% of CDI	1,254
	20,000	2012	2020	IPCA + 6% to 6.17%	26,424
	1,000			111% of CDI	1,257
	6,000	2011	2021	109.25% to 110.5% of CDI	7,863
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	2,835,178
	20,000			IGPM + 4.63%	22,874
				Total	25,385,977

Subordinated euronotes – USD
	1,000,000	2010	2020	6.2%	2,225,234
	1,000,000	2010	2021	5.75%	2,260,627
	750,000	2011	2021	5.75% to 6.2%	1,668,501
	550,000	2012	2021	6.2%	1,211,375
	2,625,000	2012	2022	5.5% to 5.65%	5,838,404
	1,870,000	2012	2023	5.13%	4,146,819
				Total	17,350,960

Subordinated bonds - CLP	41,528,200	2008	2033	3.5% to 4.5%	166,951
	47,831,440	2014	2034	3.8%	205,122
				Total	372,073

Preferred shares - USD	393,072	2002	2015	3.04%	869,234

Total					52,989,174

(*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 70,750 (R$ 71,172 at 06/30/2013), with maturities of 31 to 180 days in the amount of R$ 171,285 (R$ 172,302 06/30/2013) and over 365 days in the amount of R$ 17,108,926 (R$ 17,201,572 at 06/30/2013), totaling R$ 17,350,961 (R$ 17,445,046 at 06/30/2013).

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Unearned premiums	5,636,946	4,983,351	10,442	8,153	-	-	5,647,388	4,991,504
Mathematical provision of benefits to be granted and benefits granted	18,949	18,419	93,862,797	83,776,425	-	-	93,881,746	83,794,844
Redemptions and Other Unsettled Amounts	20,062	19,553	138,765	56,612	-	-	158,827	76,165
Financial surplus	1,341	1,396	514,733	495,039	-	-	516,074	496,435
Unsettled claims	2,901,766	2,937,925	13,235	71,915	-	-	2,915,001	3,009,840
Claims / events incurred but not reported (IBNR)	895,530	828,273	13,017	12,188	-	-	908,547	840,461
Administrative and Related Expenses	185,259	168,616	48,015	41,011	28,325	4,200	261,599	213,828
Mathematics for Capitalization and Redemptions	-	-	-	-	2,947,263	2,895,315	2,947,263	2,895,315
Raffles Payable and To Be Held	-	-	-	-	25,856	19,244	25,856	19,244
Complementary Raffles	-	-	-	-	4,504	-	4,504	-
Other provisions	368,799	335,614	813,812	767,455	968	6,020	1,183,579	1,109,090
Total (*)	10,028,652	9,293,148	95,414,816	85,228,799	3,006,916	2,924,780	108,450,384	97,446,726

(*) This table covers the amendments established by Susep Circular No. 462, of 03/01/2013, also for comparison purposes.

The Liability adequacy test did not show any deficiency in this period.

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Interbank investments – money market	1,291,445	842,997	1,009,483	1,003,677	841,474	1,133,282	3,142,402	2,979,956
Securities and derivative financial instruments	4,285,406	3,586,458	95,009,135	84,567,136	2,355,631	1,923,787	101,650,172	90,077,381
PGBL/VGBL fund quotas (1)	-	-	88,804,684	79,141,414	-	-	88,804,684	79,141,414
Government securities - domestic	-	-	57,593,725	54,403,173	-	-	57,593,725	54,403,173
National treasury bills	-	-	19,097,235	12,758,888	-	-	19,097,235	12,758,888
National treasury notes	-	-	34,794,688	39,961,380	-	-	34,794,688	39,961,380
Financial treasury bills	-	-	3,701,802	1,682,905	-	-	3,701,802	1,682,905
Corporate securities	-	-	30,262,115	24,390,164	-	-	30,262,115	24,390,164
Bank deposit certificates	-	-	3,673,606	3,025,047	-	-	3,673,606	3,025,047
Debentures	-	-	3,632,015	3,717,472	-	-	3,632,015	3,717,472
Shares	-	-	705,206	1,193,949	-	-	705,206	1,193,949
Credit note	-	-	340,502	168,517	-	-	340,502	168,517
Financial treasury bills	-	-	21,897,964	16,282,044	-	-	21,897,964	16,282,044
Securitized real estate loans	-	-	3,689	3,135	-	-	3,689	3,135
Others	-	-	9,133	-	-	-	9,133	-
PGBL/VGBL fund quotas	-	-	291,426	281,083	-	-	291,426	281,083
Derivative financial instruments	-	-	459,799	47,604	-	-	459,799	47,604
Loans for Shares	-	-	291,180	-	-	-	291,180	-
Accounts receivable / (payable)	-	-	(93,561)	19,391	-	-	(93,561)	19,391
Other assets	4,285,406	3,586,458	6,204,451	5,425,722	2,355,631	1,923,787	12,845,488	10,935,967
Government	1,591,543	1,179,807	4,789,575	4,263,200	130,340	217,537	6,511,458	5,660,544
Private	2,693,863	2,406,651	1,414,876	1,162,522	2,225,291	1,706,250	6,334,030	5,275,423
Receivables from insurance and reinsurance operations (2)	4,717,466	5,075,786	-	-	-	-	4,717,466	5,075,786
Credit rights	837,614	1,034,549	-	-	-	-	837,614	1,034,549
Commercial – extended guarantee	1,356,945	1,286,217	-	-	-	-	1,356,945	1,286,217
Reinsurance	2,522,907	2,755,020	-	-	-	-	2,522,907	2,755,020
Total	10,294,317	9,505,241	96,018,618	85,570,813	3,197,105	3,057,069	109,510,040	98,133,123

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to lliabilities in Pension Plan Technical Provisions account.

(2) Recorded under Other receivables and Other assets.

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 06/30/2014			01/01 to 06/30/2013			01/01 to 06/30/2014			01/01 to 06/30/2013			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Financial income from insurance, pension plan and capitalization operations	191,324	-	191,324	88,798	-	88,798	136,640	-	136,640	102,087	-	102,087	77,567	33,974	405,531	224,859
Financial income	279,521	-	279,521	123,950	-	123,950	4,261,257	-	4,261,257	536,466	-	536,466	167,164	104,815	4,707,942	765,231
Financial expenses	(88,197)	-	(88,197)	(35,152)	-	(35,152)	(4,124,617)	-	(4,124,617)	(434,379)	-	(434,379)	(89,597)	(70,841)	(4,302,411)	(540,372)
Operating income from insurance, pension plan and capitalization operations	2,326,178	(822,351)	1,503,827	1,711,609	(314,389)	1,397,220	89,743	1,662	91,405	109,280	(2,597)	106,683	284,871	256,785	1,880,103	1,760,688
Premiums and contributions	4,054,710	(676,530)	3,378,180	3,812,312	(632,153)	3,180,159	7,209,077	(2,177)	7,206,900	9,244,524	(3,290)	9,241,234	1,158,679	1,103,256	11,743,759	13,524,649
Changes in technical provisions	(380,143)	35,343	(344,800)	(284,820)	89,346	(195,474)	(7,102,352)	-	(7,102,352)	(9,136,377)	-	(9,136,377)	4,851	11,358	(7,442,301)	(9,320,493)
Expenses for claims, benefits, redemptions and raffles	(753,270)	(213,573)	(966,843)	(1,277,401)	196,390	(1,081,011)	(14,153)	175	(13,978)	4,382	-	4,382	(894,896)	(864,984)	(1,875,717)	(1,941,613)
Selling expenses	(565,748)	32,409	(533,339)	(526,388)	32,028	(494,360)	(1,731)	-	(1,731)	(2,047)	-	(2,047)	-	-	(535,070)	(496,407)
Other operating revenues and expenses	(29,371)	-	(29,371)	(12,094)	-	(12,094)	(1,098)	3,664	2,566	(1,202)	693	(509)	16,237	7,155	(10,568)	(5,448)
Total result from insurance, pension plan and capitalization operations	2,517,502	(822,351)	1,695,151	1,800,407	(314,389)	1,486,018	226,383	1,662	228,045	211,367	(2,597)	208,770	362,438	290,759	2,285,634	1,985,547

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and are therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

No amount is recorded as provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 1,853,445 (R$ 1,818,468 at June 30, 2013) and the main nature of which refers to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

No amount is recorded as provision in relation to labor claims which likelihood of loss is considered possible, and which total estimated risk is R$ 328,698.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 06/30/2014				01/01 to 06/30/2013
	Civil	Labor	Other	Total	Total
Opening balance	4,472,537	5,192,247	223,235	9,888,019	8,776,137
Effect of change in consolidation criteria	-	-	-	-	27,157
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(133,828)	(811,249)	-	(945,077)	(1,066,413)
Subtotal	4,338,709	4,380,998	223,235	8,942,942	7,736,881
Monetary restatement/charges	124,798	114,306	-	239,104	217,358
Changes in the period reflected in results (Notes 13f and 13i)	746,662	625,479	7,864	1,380,005	1,530,260
Increase (*)	974,007	855,807	9,395	1,839,209	1,920,105
Reversal	(227,345)	(230,328)	(1,531)	(459,204)	(389,845)
Payment	(677,044)	(577,756)	-	(1,254,800)	(1,394,714)
Subtotal	4,533,125	4,543,027	231,099	9,307,251	8,089,785
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	129,938	798,626	-	928,564	992,335
Closing balance (Note 13c)	4,663,063	5,341,653	231,099	10,235,815	9,082,120
Closing balance at 06/30/2013 (Note 13c)	3,906,421	4,966,370	209,329	9,082,120
Escrow deposits at 06/30/2014 (Note 13a)	2,080,856	2,441,154	-	4,522,010
Escrow deposits at 06/30/2013 (Note 13a)	2,122,708	2,344,997	-	4,467,705

(*) Civil provisions include the provision for economic plans amounting to R$ 121,260 (R$ 130,753 from January 1 to June 30, 2013) (Note 22k).

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 06/30/2014			01/01 to 06/30/2013
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	6,446,886	2,527,011	8,973,897	10,432,925
Effect of change in consolidation criteria	-	-	-	9,460
(-) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	(57,028)	(57,028)	(61,198)
Subtotal	6,446,886	2,469,983	8,916,869	10,381,187
Monetary restatement/charges	220,891	45,492	266,383	220,434
Changes in the period reflected in results	303,755	161,423	465,178	206,698
Increase	311,486	479,728	791,214	419,127
Reversal	(7,731)	(318,305)	(326,036)	(212,429)
Payment	(18,673)	(10,483)	(29,156)	(428,491)
Subtotal	6,952,859	2,666,415	9,619,274	10,379,828
(+) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	58,923	58,923	56,860
Closing balance (Notes 13c and 14c)	6,952,859	2,725,338	9,678,197	10,436,688
Closing balance at 06/30/2013 (Notes 13c and 14c)	7,544,070	2,892,618	10,436,688

	01/01 to 06/30/2014			01/01 to 06/30/2013
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	5,276,820	381,278	5,658,098	4,556,839
Effect of change in consolidation criteria	-	-	-	8,211
Appropriation of income	180,545	21,953	202,498	114,175
Changes in the period	112,790	(5,781)	107,009	787,946
Deposited	130,720	16	130,736	1,401,054
Withdrawals	(930)	(1,228)	(2,158)	(10,247)
Reversals to income	(17,000)	(4,569)	(21,569)	(602,861)
Closing balance	5,570,155	397,450	5,967,605	5,467,171
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	617	617	1,267
Closing balance after relocated (Note 13a)	5,570,155	398,067	5,968,222	5,468,438
Closing balance at 06/30/2013 (Note 13a)	5,072,869	395,569	5,468,438

The main discussions related to legal obligations are described as follows:

•	CSLL – Isonomy – R$ 2,884,560: as the law increased the CSLL rate for financial and insurance companies to 15.00%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9.00%. The corresponding escrow deposit balance totals R$ 955,215;

•	PIS and COFINS – Calculation basis – R$ 1,858,066: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 1,768,724;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 512,763: we discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The corresponding escrow deposit balance totals R$ 482,668;

•	PIS – Principles of anteriority over 90 days and non-retroactivity – R$ 423,482: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit balance totals R$ 97,914.

Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 12,453,346, are the following:

•	INSS – Non-compensatory amounts – R$ 3,658,499: we defend the non-taxation of these amounts, mainly profit sharing, stock option, transportation vouchers and sole bonus;

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed – R$ 1,192,886: cases in which the liquidity and the offset credit certainty are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,167,668: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 1,021,379: deductibility of goodwill on acquisition of investments with future expected profitability;

•	ISS – Banking Institutions – R$ 773,529: these are banking operations, of which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under Supplementary Law No. 116/03 or Law No.406/68.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 733,202 (R$ 714,246 at 06/30/2013) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	06/30/2014	06/30/2013
Securities (basically financial treasury bills – Note 7b)	721,897	1,343,412
Deposits in guarantee (Note 13a)	4,182,388	3,871,426

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released at the full amount deposited updated.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING CONSOLIDATED are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	06/30/2014	06/30/2013
Deferred tax assets (Note 14b I)	38,605,661	38,833,720
Social contribution for offset (Note 14b I)	605,121	651,081
Taxes and contributions for offset	3,004,598	3,254,970
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	10,150,610	9,339,864
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,522,010	4,467,705
Escrow deposits for foreign fund raising program	376,109	1,475,586
Receivables from reimbursement of contingent liabilities (Note 12c)	733,202	714,246
Rights receivable from financial assets sold or transferred	4,071,830	-
Sundry domestic debtors	3,318,486	1,935,148
Sundry foreign debtors	967,601	457,601
Retirement plan assets (Note 19)	2,402,048	2,835,097
Recoverable payments	79,787	32,039
Salary advances	227,146	223,047
Amounts receivable from related companies	38,787	54,998
Operations without credit granting characteristics	334,379	145,711
Securities and credits receivable	794,370	458,670
(Allowance for loan losses)	(459,991)	(312,959)
Other	1,030,101	762,368
Total	70,467,476	65,183,181

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset of R$ 281,279 (R$ 223,682 at 06/30/2013) and Deferred Tax Assets of R$ 343,896 (R$ 921,552 at 06/30/2013) (Note 14b I).

b)	Prepaid expenses

	06/30/2014	06/30/2013
Commissions	3,489,199	3,126,783
Related to vehicle financing	370,152	661,403
Related to insurance and pension plan	1,527,352	1,388,086
Restricted to commissions/partnership agreements	592,809	676,729
Other	998,886	400,565
Brazilian deposit guarantee fund (*)	-	58,765
Advertising	277,445	446,430
Other	630,981	412,144
Total	4,397,625	4,044,122

(*) Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Brazilian deposit guarantee fund (Fundo Garantidor de Crédito - FGC), according to BACEN Circular No. 3,416, of October 24, 2008.

c)	Other sundry liabilities

	06/30/2014	06/30/2013
Provisions for contingent liabilities (Note 12b)	12,961,153	11,974,738
Provisions for sundry payments	2,067,544	2,030,937
Personnel provision	1,570,134	1,384,973
Sundry creditors - local	2,003,448	1,748,610
Sundry creditors - foreign	2,044,306	1,705,335
Liabilities for official agreements and rendering of payment services	440,549	625,324
Related to insurance operations	1,351,837	1,222,351
Liabilities for purchase of assets and rights	4,177	74,700
Creditors of funds to be released	1,389,974	1,312,128
Funds from consortia participants	31,966	30,539
Provision for Retirement Plan Benefits (Note 19)	768,548	624,359
Provision for health insurance (*)	668,247	644,441
Expenses for lease interests (Note 4i)	346,179	284,970
Liabilities from transactions related to credit assignments (Note 8f)	3,666,767	-
Other	712,311	655,291
Total	30,027,140	24,318,696

(*) Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

d)	Banking service fees

	01/01 to 06/30/2014	01/01 to 06/30/2013
Asset management	1,837,035	1,695,881
Funds management fees	1,541,030	1,535,966
Consortia management fee	296,005	159,915
Current account services	380,975	363,104
Credit cards	4,278,748	3,614,690
Relationship with stores	4,232,523	3,568,478
Credit card processing	46,225	46,212
Sureties and credits granted	919,849	821,110
Loan operations	388,195	366,616
Guarantees provided	531,654	454,494
Receipt services	772,971	701,445
Collection fees	622,432	587,582
Collection services	150,539	113,863
Other	932,188	789,731
Custody services and management of portfolio	145,126	129,063
Economic and financial advisory	234,617	171,158
Foreign exchange services	38,481	48,599
Other services	513,964	440,911
Total	9,121,766	7,985,961

e)	Income from bank charges

	01/01 to 06/30/2014	01/01 to 06/30/2013
Loan operations/registration	544,956	475,513
Credit cards – annual fees and other services	1,399,773	1,066,073
Deposit account	57,094	63,389
Transfer of funds	88,972	81,554
Income from securities brokerage	186,709	253,211
Service package fees and other	1,910,370	1,520,093
Total	4,187,874	3,459,833

f)	Personnel expenses

	01/01 to 06/30/2014	01/01 to 06/30/2013
Compensation	(3,401,431)	(3,087,847)
Charges	(1,123,832)	(1,056,430)
Welfare benefits (Note 19)	(1,026,703)	(969,669)
Training	(82,329)	(82,007)
Labor claims and termination of employees (Note 12b)	(807,553)	(907,643)
Stock Option Plan	(95,090)	(95,922)
Total	(6,536,938)	(6,199,518)
Employees’ profit sharing	(1,412,035)	(1,191,826)
Total including employees’ profit sharing	(7,948,973)	(7,391,344)

g)	Other administrative expenses

	01/01 to 06/30/2014	01/01 to 06/30/2013
Data processing and telecommunications	(1,878,355)	(1,759,629)
Depreciation and amortization	(1,013,526)	(923,283)
Installations	(1,193,301)	(1,097,801)
Third-party services	(1,976,517)	(1,589,619)
Financial system services	(253,564)	(240,266)
Advertising, promotions and publication	(463,787)	(468,323)
Transportation	(211,342)	(225,759)
Materials	(160,212)	(168,562)
Security	(309,875)	(270,406)
Travel expenses	(94,093)	(88,496)
Other	(276,585)	(264,313)
Total	(7,831,157)	(7,096,457)

h)	Other operating revenue

	01/01 to 06/30/2014	01/01 to 06/30/2013
Reversal of operating provisions	7,260	27,718
Recovery of charges and expenses	26,383	21,963
Other	53,047	101,378
Total	86,690	151,059

i)	Other operating expenses

	01/01 to 06/30/2014	01/01 to 06/30/2013
Provision for contingencies (Note 12b)	(943,678)	(888,807)
Civil lawsuits	(746,662)	(799,740)
Tax and social security contributions	(189,152)	(72,050)
Other	(7,864)	(17,017)
Selling - credit cards	(1,104,248)	(906,635)
Claims	(171,233)	(211,718)
Provision for health insurance (Note 13c)	(13,318)	(9,850)
Refund of interbank costs	(112,143)	(118,043)
Other	(699,928)	(428,741)
Total	(3,044,548)	(2,563,794)

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation with income tax and social contribution:

	01/01 to 06/30/2014	01/01 to 06/30/2013
Income before income tax and social contribution	14,836,130	8,463,154
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(5,934,452)	(3,385,262)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	13,807	40,428
Foreign exchange variation on investments abroad	(702,813)	789,737
Interest on capital	864,267	840,851
Corporate reorganizations (Note 2c)	319,326	313,926
Dividends and interest on external debt bonds	163,156	77,863
Other nondeductible expenses net of non taxable income	39,119	80,586
Total income tax and social contribution	(5,237,590)	(1,241,871)

II - Composition of tax expenses:

	01/01 to 06/30/2014	01/01 to 06/30/2013
PIS and COFINS	(2,089,649)	(1,595,873)
ISS	(418,378)	(382,887)
Other	(217,425)	(201,778)
Total (Note 4o)	(2,725,452)	(2,180,538)

In ITAÚ UNIBANCO HOLDING tax expenses amount to R$ 128,499 (R$ 111,102 at 06/30/2013) are mainly composed of PIS and COFINS.

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b)	Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	06/30/2013	06/30/2014	12/31/2013	Realization / Reversal	Increase	06/30/2014	06/30/2013
Reflected in income and expense accounts			36,141,123	(7,239,117)	6,309,385	35,211,391	34,834,671
Related to income tax and social contribution loss carryforwards			6,122,197	(572,307)	502,931	6,052,821	6,288,712
Related to disbursed provisions			19,252,617	(3,545,891)	2,554,967	18,261,693	18,407,458
Allowance for loan losses			16,890,552	(2,546,503)	2,498,697	16,842,746	14,984,519
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			511,180	(511,180)	45,893	45,893	872,896
Allowance for real estate			176,230	(2,947)	8,891	182,174	168,011
Goodwill on purchase of investments			1,568,007	(448,290)	-	1,119,717	2,304,092
Other			106,648	(36,971)	1,486	71,163	77,940
Related to non-disbursed provisions (*)	26,074,389	33,697,436	10,766,309	(3,120,919)	3,251,487	10,896,877	10,138,501
Related to the operation	21,015,974	28,480,469	8,679,522	(3,120,919)	3,251,487	8,810,090	8,155,824
Provision for contingent liabilities	9,747,598	13,993,145	3,972,793	(393,881)	1,823,589	5,402,501	3,654,876
Civil lawsuits	3,742,254	4,470,409	1,706,046	(154,957)	229,711	1,780,800	1,478,909
Labor claims	3,464,008	3,675,239	1,400,057	(127,044)	212,892	1,485,905	1,309,779
Tax and social security contributions	2,492,821	5,801,007	848,779	(111,788)	1,380,986	2,117,977	847,559
Other	48,515	46,490	17,911	(92)	-	17,819	18,629
Adjustments of operations carried out in futures settlement market	1,196,114	1,684,406	691,746	(37,635)	1,359	655,470	449,325
Legal obligation - tax and social security contributions	3,260,279	2,247,808	1,479,166	(1,352,021)	203,866	331,011	1,811,842
Provision related to health insurance operations	644,441	668,247	261,972	-	5,327	267,299	257,777
Other non-deductible provisions	6,167,542	9,886,863	2,273,845	(1,337,382)	1,217,346	2,153,809	1,982,004
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,058,415	5,216,967	2,086,787	-	-	2,086,787	1,982,677

Reflected in stockholders’ equity accounts
Corporate reorganizations (Note 2c)	10,227,529	8,333,263	3,152,634	(319,325)	-	2,833,309	3,477,360
Adjustment to market value of available-for-sale securities	1,304,225	1,183,662	866,023	(393,115)	557	473,465	521,689
Cash flow hedge and hedge of net investment in foreign operation	-	218,740	-	-	87,496	87,496	-
Total	37,606,143	43,433,101	40,159,780	(7,951,557)	6,397,438	38,605,661	38,833,720
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			647,376	(42,255)	-	605,121	651,081

 (*) From a financial point of view, rather than recording the provision of R$ 33,697,436 (R$ 26,074,389 at 06/30/2013) and deferred tax assets of R$ 10,896,877 (R$ 10,138,501 at 06/30/2013), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 38,605,661 (R$ 38,833,720 at 06/30/2013) to R$ 27,708,784 (R$ 28,695,219 at 06/30/2013).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 343,896 (R$ 921,552 at 06/30/2013) and are basically represented by tax loss of R$ 313,325 (R$ 278,658 at 06/30/2013) and legal liabilities – tax and social security of R$ 27,513 (R$ 491,479 at 06/30/2013), which expected realization is dependent upon the progress of the lawsuit.

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2013	Realization / Reversal	Increase	06/30/2014	06/30/2013
Reflected in income and expense accounts	6,433,064	(1,394,989)	935,827	5,973,902	8,130,745
Depreciation in excess – leasing	4,164,743	(1,116,045)	282,175	3,330,873	5,292,860
Restatement of escrow deposits and contingent liabilities	1,109,172	(65,744)	178,715	1,222,143	1,087,715
Provision for pension plan benefits	355,189	-	5,525	360,714	914,717
Adjustment to market value of securities and derivative financial instruments	177,532	(177,532)	393,555	393,555	159,284
Adjustments of operations carried out in future settlement market	368,519	(4,482)	-	364,037	408,108
Taxation of results abroad – capital gains	125,890	(1,597)	-	124,293	99,724
Other	132,019	(29,589)	75,857	178,287	168,337
Reflected in stockholders’ equity accounts	419,149	(86,966)	20,627	352,810	210,930
Adjustment to market value of available-for-sale securities	23,861	(2,627)	-	21,234	179,686
Cash flow hedge and hedge of net investment in foreign operation	84,339	(84,339)	-	-	26,218
Provision for pension plan benefits (*)	310,949	-	20,627	331,576	5,026
Total	6,852,213	(1,481,955)	956,454	6,326,712	8,341,675

(*) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 19).

At ITAÚ UNIBANCO HOLDING, the provision for deferred income tax and social contribution totals R$ 3,813 (R$ 3,836 at 06/30/2013), mainly represented by restatement of escrow deposits and contingent liabilities.

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2014, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets								Provision for deferred
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	income tax and social contribution	%	Net deferred taxes	%
2014	9,745,818	30%	546,789	9%	10,292,607	26%	62,777	11%	(1,945,573)	31%	8,409,811	26%
2015	6,626,548	21%	4,199,496	69%	10,826,044	28%	497,403	82%	(1,868,074)	29%	9,455,373	29%
2016	4,991,815	15%	1,169,566	20%	6,161,381	16%	33,224	5%	(996,913)	16%	5,197,692	16%
2017	2,467,030	8%	136,970	2%	2,604,000	7%	11,717	2%	(337,606)	5%	2,278,111	7%
2018	3,733,366	11%	-	0%	3,733,366	10%	-	0%	(300,242)	5%	3,433,124	10%
after 2018	4,988,263	15%	-	0%	4,988,263	13%	-	0%	(878,304)	14%	4,109,959	12%
Total	32,552,840	100%	6,052,821	100%	38,605,661	100%	605,121	100%	(6,326,712)	100%	32,884,070	100%
Present value (*)	28,742,995		5,628,892		34,371,887		566,582		(5,686,500)		29,251,969

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	There are no unrecorded deferred tax assets at 06/30/2014 and 06/30/2013.

c)	Tax and social security contributions

	06/30/2014	06/30/2013
Taxes and contributions on income payable	2,853,073	2,329,729
Taxes and contributions payable	1,300,417	1,219,249
Provision for deferred income tax and social contribution (Note 14b II)	6,326,712	8,341,675
Legal liabilities – tax and social security (Note 12b)	6,952,859	7,544,070
Total	17,433,061	19,434,723

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 187,159 (R$ 1,338,019 at 06/30/2013) and is mainly comprised of Taxes and contributions on income payable of R$ 182,259 (Legal liabilities – tax and social security of R$ 1,160,783 at 06/30/2013).

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is mainly from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	06/30/2014	06/30/2013
Taxes paid or provided for	9,851,649	8,167,736
Taxes withheld and collected from third parties	5,792,938	5,321,906
Total	15,644,587	13,489,642

Note 15 – Permanent Assets

a)	Investment

I - Change of relevant investments - ITAÚ UNIBANCO HOLDING

	Balance at 12/31/2013					Changes											Equity in earnings
	Book value						Dividends / interest	Equity in earnings of subisidiaries					Adjustments in				of subsidiaries
Companies	Stockholders' equity	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balance at 12/31/2013	Amortization of goodwill	on capital paid/provided for (2)	Earnings/ (loss)	Changes in exchange rates	Adjustments under investor criteria (1)	Unrealized results	Total	marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 06/30/2014	Balance at 06/30/2013	from 01/01 to 06/30/2013
Domestic	51,982,627	(73,333)	(547,927)	30,622	51,391,989	(3,168)	(3,845,309)	6,164,443	-	33,243	(19,546)	6,178,140	448,030	1	54,169,683	49,803,119	3,309,640
Itaú Unibanco S.A.	43,302,347	(32,439)	(546,357)	30,622	42,754,173	(3,168)	(2,559,107)	5,008,347	-	(4,162)	54,614	5,058,799	471,465	909,037	46,631,199	41,731,203	1,703,907
Banco Itaú BBA S.A.	5,929,991	(37,276)	-	-	5,892,715	-	-	305,363	-	37,276	(74,464)	268,175	(23,563)	(909,037)	5,228,290	6,176,792	949,980
Banco Itaucard S.A. (4)	1,614,061	(3,618)	(1,570)	-	1,608,873	-	(1,273,731)	853,006	-	129	304	853,439	124	-	1,188,705	817,428	506,359
Itaú Corretora de Valores S. A. (4)	1,084,957	-	-	-	1,084,957	-	-	(3,796)	-	-	-	(3,796)	2	-	1,081,163	1,027,629	148,312
Itaú-BBA Participações S.A.	51,250	-	-	-	51,250	-	(12,466)	1,521	-	-	-	1,521	-	-	40,305	50,047	1,082
UBB Participações S.A. (5)	-	-	-	-	-	-	(1)	-	-	-	-	-	1	2	2	-	-
Itau Soluções Previd, Ltda.	2	-	-	-	2	-	-	-	-	-	-	-	-	(1)	1	2	-
Itau Seguros S.A.	19	-	-	-	19	-	(4)	2	-	-	-	2	1	-	18	18	-
Foreign	4,616,445	-	-	154,228	4,770,673	(25,705)	-	223,803	(361,281)	-	-	(137,478)	9,725	217,671	4,834,886	4,290,872	512,543
Itaú Chile Holdings, INC.	3,647,486	-	-	135,725	3,783,211	(22,621)	-	68,295	(219,028)	-	-	(150,733)	(850)	217,671	3,826,678	3,545,333	380,187
Banco Itaú Uruguay S.A.	736,468	-	-	14,136	750,604	(2,356)	-	111,433	(108,375)	-	-	3,058	10,575	-	761,881	528,124	89,317
OCA S.A.	177,931	-	-	3,757	181,688	(626)	-	39,873	(26,339)	-	-	13,534	-	-	194,596	166,112	39,081
OCA Casa Financiera S.A.	51,296	-	-	546	51,842	(91)	-	4,140	(7,107)	-	-	(2,967)	-	-	48,784	48,139	3,861
ACO Ltda.	3,264	-	-	64	3,328	(11)	-	62	(432)	-	-	(370)	-	-	2,947	3,164	97
Grand total	56,599,072	(73,333)	(547,927)	184,850	56,162,662	(28,873)	(3,845,309)	6,388,246	(361,281)	33,243	(19,546)	6,040,662	457,755	217,672	59,004,569	54,093,991	3,822,183

(1) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;

(2) Dividends approved and not paid are recorded as Dividends receivable.

(3) Corporate Events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital.

(4) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.

(5) Investiment aquired on 06/20/2014 from Itaú Administração Previdenciária Ltda.

			Net income for the	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in	Equity share in
Companies	Capital	Stockholders’ equity	period	Common	Preferred	Quotas	voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	40,325,563	47,082,944	5,008,348	2,124,156,731	2,057,245,497	-	100.00	100.00
Banco Itaú BBA S.A.	3,574,844	5,302,754	305,364	4,474,436	4,474,436	-	99.99	100.00
Banco Itaucard S.A.	15,564,076	17,652,257	943,344	3,596,744,163	1,277,933,118	-	1.51	2.04
Itaú Corretora de Valores S. A.	1,140,172	2,298,389	(4,201)	-	811,503	-	-	1.94
Itaú-BBA Participações S.A.	35,196	40,305	1,521	12,953	25,906	-	100.00	100.00
UBB Participações S.A.	15,010	15,100	44	4	-	-	0.01	0.01
Itau Soluções Previd, Ltda.	210,213	222,769	11,739	-	-	22	0.01	0.01
Itau Seguros S.A.	5,414,295	7,511,762	790,043	450	1	-	0.01	0.01
Foreign
Itaú Chile Holdings, INC.	3,076,298	3,713,575	68,294	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	430,573	750,101	111,433	4,465,133,954	-	-	100.00	100.00
OCA S.A.	14,485	191,465	39,873	1,502,176,740	-	-	100.00	100.00
OCA Casa Financiera S.A.	18,694	48,330	4,139	646	-	-	100.00	100.00
ACO Ltda.	13	2,916	63	-	-	131	99.24	99.24

II -  Composition of investments

	06/30/2014	06/30/2013
Investment in affiliates and jointly controlled entities	2,957,508	2,278,889
Domestic	2,889,443	2,194,298
Porto Seguro Itaú Unibanco Participações S.A. (1)	1,491,088	1,303,550
BSF Holding S.A. (2)	910,721	835,128
Instituto de Resseguros do Brasil - IRB (1) (3)	403,564	-
Tecnologia Bancária S.A. (1)	79,876	52,722
Other	4,194	2,898
Foreign	68,065	84,591
MCC Securities Inc.	52,245	64,841
MCC Corredora de Bolsa	14,353	15,390
Other	1,467	4,360
Other investments	486,849	989,235
Investments through tax incentives	204,217	168,085
Equity securities	14,486	12,863
Shares and quotas	89,205	238,403
Instituto de Resseguros do Brasil - IRB (3)	-	227,170
Other	178,941	342,714
(Allowance for loan losses)	(211,473)	(271,928)
Total	3,232,884	2,996,196
(1)	For the purpose of accounting for participation in earnings, the position at 05/31/2014 was used, as provided for in Circular Letter nº 1,963 of May 23, 1991, from BACEN;
(2)	Includes goodwill in the amount of R$ 417,933 in 06/30/2014.
(3)	Investment stated under the equity method starting from the 4th quarter of 2013, considering the assessment of significant influence to the completion of the privatization process.

III - Equity in earnings of affiliates, jointly controlled entities and other investments

	01/01 to 06/30/2014	01/01 to 06/30/2013
Investment in affiliates and jointly controlled entities – domestic	231,849	138,159
Investment in affiliates and jointly controlled entities – foreign	3,265	2,499
Dividends received from other investments	20,038	19,457
Result not arising from income of controlled companies	(4,022)	(983)
Total	251,130	159,132

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

	Real Estate in Use (2) (3)		Other Fixed Assets (3)
Real estate in use (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems (4)	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2013	950,237	2,998,866	1,296,763	1,044,157	1,094,491	6,296,058	724,882	14,405,454
Acquisitions	-	160,904	91,950	42,897	295,692	539,832	33,089	1,164,364
Disposals	-	(2,051)	(75,580)	(1,229)	(6,922)	(422,639)	(4,038)	(512,459)
Exchange variation	(1,188)	(21,621)	(28,119)	(1,627)	(25,196)	(18,810)	(6,235)	(102,796)
Other	(5,103)	36,965	111,106	(24,797)	(145,304)	9,342	2,277	(15,514)
Balance at 06/30/2014	943,946	3,173,063	1,396,120	1,059,401	1,212,761	6,403,783	749,975	14,939,049

Depreciation
Balance at 12/31/2013	-	(1,651,588)	(666,584)	(439,613)	(486,763)	(4,230,323)	(410,738)	(7,885,609)
Depreciation expenses	-	(31,846)	(115,444)	(40,610)	(36,462)	(549,653)	(36,864)	(810,879)
Disposals	-	6	75,526	1,048	4,450	390,892	2,458	474,380
Exchange variation	-	4,621	13,990	2,301	20,958	13,622	2,090	57,582
Other	-	6,194	(3,611)	654	(12,652)	13,426	1,384	5,395
Balance at 06/30/2014	-	(1,672,613)	(696,123)	(476,220)	(510,469)	(4,362,036)	(441,670)	(8,159,131)

Impairment
Balance at 12/31/2013	-	-	-	-	(8,933)	-	-	(8,933)
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 06/30/2014	-	-	-	-	(8,933)	-	-	(8,933)

Book value
Balance at 06/30/2014	943,946	1,500,450	699,997	583,181	693,359	2,041,747	308,305	6,770,985
Balance at 06/30/2013	955,015	1,066,395	587,955	541,350	497,945	1,922,298	263,362	5,834,320

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 629,536 achievable by 2016.

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 12d).

(3) Includes the amount of R$ 3,343 related to attached real estate; fixed assets under construction in the amount of R$ 1,244,817 consisting of R$ 961,624 in real estate in use; R$ 11,486 in improvements, and R$ 271,707 in equipment.

(4) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance leases. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria usually adopted for own assets. These contracts amount to R$ 290,568 at 06/30/2014.

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2013	Acquisitions	Amortization expenses	Impairment	Disposals	Balance at 06/30/2014	Balance at 06/30/2013

Goodwill (Notes 2b and 4j)	10 years	1,921,230	22,720	(102,911)	-	-	1,841,039	46,060

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10 to 20%

Cost
Balance at 12/31/2013	1,164,996	1,687,871	1,722,028	2,195,703	21,612	946,771	7,738,981
Acquisitions	50,429	-	189,259	323,311	-	136	563,135
Disposals	(86,780)	(24,337)	(86,480)	(9,094)	-	(300,145)	(506,836)
Exchange variation	-	(12,863)	(46,277)	-	-	(20,176)	(79,316)
Other	(459)	1,279	13,066	(10,184)	-	(1)	3,701
Balance at 06/30/2014	1,128,186	1,651,950	1,791,596	2,499,736	21,612	626,585	7,719,665

Amortization
Balance at 12/31/2013	(535,455)	(256,612)	(775,530)	(46,527)	(10,446)	(343,722)	(1,968,292)
Amortization expenses (3)	(114,703)	(80,052)	(154,926)	(29,618)	(2,161)	(28,442)	(409,902)
Disposals	86,748	24,337	86,480	-	-	118,895	316,460
Exchange variation	-	2,629	21,789	-	-	14,217	38,635
Other	-	-	(4,936)	4,753	-	1	(182)
Balance at 06/30/2014	(563,410)	(309,698)	(827,123)	(71,392)	(12,607)	(239,051)	(2,023,281)

Impairment (4)
Balance at 12/31/2013	(18,251)	(26,810)	-	(5,784)	-	-	(50,845)
Additions/ assumptions	-	-	-	(2,767)	-	-	(2,767)
Disposals	-	-	-	-	-	-	-
Balance at 06/30/2014	(18,251)	(26,810)	-	(8,551)	-	-	(53,612)

Book value
Balance at 06/30/2014	546,525	1,315,442	964,473	2,419,793	9,005	387,534	5,642,772
Balance at 06/30/2013	631,446	1,190,466	838,016	1,851,497	13,327	332,824	4,857,576
(1) The contractual commitments for purchase of the new intangible assets totaled R$ 634,615, achievable by 2016.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(4) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Note 16 – Stockholders' equity

a) Shares

The Extraordinary Stockholders’ Meeting held on April 23, 2014 approved the increase of subscribed and paid-up capital by R$ 15,000,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10.0% bonus shares. Bonus shares started being traded on June 6, 2014 and the process was approved by the Central Bank on May 19, 2014. Accordingly, capital stock was increased by 502,802,971 shares.

Capital comprises 5,530,832,681 book-entry shares with no par value, of which 2,770,036,544 are common and 2,760,796,137 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 75,000,000 (R$ 60,000,000 at 06/30/2013), of which R$ 51,388,515 (R$ 41,766,093 at 06/30/2013) refers to stockholders domiciled in the country and R$ 23,611,485 (R$ 18,233,907 at 06/30/2013) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2013	2,502,311,972	983,934,784	3,486,246,756
Residents abroad at 12/31/2013	15,903,068	1,525,879,886	1,541,782,954
Shares of capital stock at 12/31/2013	2,518,215,040	2,509,814,670	5,028,029,710
Bonus shares - Extraordinary Stockholders’ Meeting of April 23, 2014 – Made effective on June 06, 2014	251,821,504	250,981,467	502,802,971
Shares of capital stock at 06/30/2014	2,770,036,544	2,760,796,137	5,530,832,681
Residents in Brazil at 06/30/2014	2,752,807,138	1,036,809,918	3,789,617,056
Residents abroad at 06/30/2014	17,229,406	1,723,986,219	1,741,215,625
Treasury shares at 12/31/2013	2,310	68,867,010	68,869,320	(1,854,432)
Exercised – granting of stock options	-	(6,989,531)	(6,989,531)	110,756
Disposals – stock option plan	-	(4,525,952)	(4,525,952)	198,637
Bonus shares - Extraordinary Stockholders’ Meeting of April 23, 2014 – Made effective on June 06, 2014	231	5,763,327	5,763,558	-
Treasury shares at 06/30/2014 (1)	2,541	63,114,854	63,117,395	(1,545,039)
Outstanding shares at 06/30/2014	2,770,034,003	2,697,681,283	5,467,715,286
Outstanding shares at 06/30/2013 (2)	2,770,034,003	2,694,097,813	5,464,131,816

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

(2) For better comparability, outstanding shares for the period ending June 30, 2013 were adjusted for the bonus of June 6, 2014.

We detail below the average cost of treasury shares and their market price at June 30, 2014:

Cost / Market value	Common	Preferred
Treasury shares
Average cost	7.97	24.48
Market value	30.30	31.97

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25.0% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

I - Calculation

Net income	7,536,736
Adjustments:
(-) Legal reserve	(376,837)
Dividend calculation basis	7,159,899
Mandatory dividend	1,789,975
Dividend – paid/provided for	1,959,992	27.4%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	372,377	-	372,377
Dividends - 5 monthly installments of R$ 0.015 per share paid in February to June 2014	372,377	-	372,377

Declared until June 30, 2014 (recorded in other liabilities – Social and Statutory)	1,654,604	(237,006)	1,417,598
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/01/2014	74,555	-	74,555
Interest on capital - R$ 0.2890 per share	1,580,049	(237,006)	1,343,043

Declared after June 30, 2014 (Recorded in Revenue Reserves – Unrealized profits)	200,020	(30,003)	170,017
Interest on capital - R$ 0.0366 per share	200,020	(30,003)	170,017

Total from 01/01 to 06/30/2014 - R$ 0.3667 net per share	2,227,001	(267,009)	1,959,992
Total from 01/01 to 06/30/2013 - R$ 0.3258 net per share	1,792,050	(206,745)	1,585,305

c)	Capital and revenue reserves

	06/30/2014	06/30/2013
Capital reserves	866,514	905,634
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638 and Share-based instruments	581,897	621,017
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	19,694,145	27,008,052
Legal	5,347,909	4,640,913
Statutory:	14,146,216	21,915,398
Dividends equalization (1)	4,289,504	7,616,483
Working capital increase (2)	4,408,982	6,144,087
Increase in capital of investees (3)	5,447,730	8,154,828
Unrealized profits (4)	200,020	451,741

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on Capital declared after June 30 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 06/30/2014	01/01 to 06/30/2013	06/30/2014	06/30/2013
ITAÚ UNIBANCO HOLDING	7,536,736	5,058,211	92,938,683	85,698,946
Amortization of goodwill	644,124	1,073,821	(1,451,959)	(3,167,596)
Corporate reorganizations (Note 2c)	939,191	923,306	(5,499,954)	(6,750,169)
Foreign exchange variation on investments / Net investment hedge in foreign operations (Note 4s)	197,877	-	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	9,317,928	7,055,338	85,986,770	75,781,181

e)	Minority interest in subsidiaries

	Stockholders’ equity		Net Income
	06/30/2014	06/30/2013	01/01 to 06/30/2014	01/01 to 06/30/2013
Itau Bank, Ltd. (1)	869,235	874,788	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	408,540	321,811	(54,433)	(15,163)
Banco Itaú BMG Consignado S.A.	325,953	293,039	(30,478)	10,138
Luizacred S.A. Soc. Cred. Financiamento Investimento	266,732	194,923	(48,145)	(29,255)
IGA Participações S.A.	52,071	49,990	(1,077)	(873)
Investimentos Bemge S.A.	21,403	20,208	(665)	(452)
Banco Investcred Unibanco S.A.	19,618	18,883	(531)	(311)
Biogeração de Energia S.A. (2)	-	13,496	-	(4,196)
Others	11,499	8,981	(6,903)	(4,208)
Total	1,975,051	1,796,119	(142,232)	(44,320)

(1) Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousands, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

(2) All shares were acquired on January 8, 2014.

f)	Stock option plan

I – Purpose and guidelines of the plan

ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or options which are partner options (these are personal, not pledgeable and nontransferable) which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the programs

II.I – Simple options

Prior programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20.0%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or, alternatively, subject to the positive or negative adjustment of up to 20.0%. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

The ESM of April 19, 2013 approved the conversion of the Stock Option Plan of REDE by ITAÚ UNIBANCO HOLDING, with the exchange of RDCD3 shares to ITUB4 shares with no significant financial impacts.

II.II – Partners plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of three (3) to five (5) years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partners Options or share-based instruments is from one (1) to seven (7) years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of the acquisition price.

Title to the shares received after the vesting period of the Partners Options should be held, without any liens or encumbrances, for periods from five (5) to eight (8) years, counted from the date of acquisition of own shares.

The weighted average fair value of the Share-Based Instruments at the granting date was estimated for the shares purchased in the period ended June 30, 2014 was R$ 31,43 per share (R$ 34.66 per share at June 30, 2013).

The fair value of the Share-Based Instruments is the market price quoted at the granting date for preferred shares of ITAÚ UNIBANCO HOLDING less the cash price paid by the beneficiaries. Amount received for the purchase of Share-Based Instruments for the period ended June 30, 2014 was R$ 7,982 (R$ 15,215 at June 30, 2013).

Summary of changes in the plan

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Opening balance at 12/31/2013	65,316,846	32.85		18,351,820		83,668,666
Options exercisable at the end of the period	32,734,794	30.42		-		32,734,794
Options outstanding not exercisable	32,582,052	36.25		18,351,820		50,933,872
Options:
Granted (1)	-	-		7,467,437		7,467,437
Canceled/Forfeited (2)	(118,505)	35.78		(693,874)		(812,379)
Exercised	(4,292,672)	15.43	18.90	(2,696,860)	25.83	(6,989,532)
Closing balance at 06/30/2014	60,905,669	35.14		22,428,523		83,334,192
Options exercisable at the end of the period	28,714,096	32.22		-		28,714,096
Options outstanding not exercisable	32,191,573	37.74		22,428,523		54,620,096
Range of exercise prices
Granting 2006-2009		26.22 - 43.85
Granting 2010-2012		26.27 - 42.60
Weighted average of the remaining contractual life (in years)	3.05			2.45

(1) It refers to the conversion of the REDE Plan.

(2) Refers to non-exercise due to the beneficiary’s option.

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Opening balance at 12/31/2012	71,677,920	31.30		17,274,588		88,952,508
Options exercisable at the end of the period	23,610,501	31.67		40,503		23,651,004
Options outstanding not exercisable	48,067,419	31.12		17,234,085		65,301,504
Options:
Granted	-	-		5,715,609		5,715,609
Canceled/Forfeited (*)	(1,237,075)	32.36		(371,176)		(1,608,251)
Exercised	(1,392,785)	24.95	31.35	(515,097)	27.73	(1,907,882)
Closing balance at 06/30/2013	69,048,060	31.75		22,103,924		91,151,984
Options exercisable at the end of the period	21,989,519	32.17		-		21,989,519
Options outstanding not exercisable	47,058,541	31.55		22,103,924		69,162,465
Range of exercise prices
Granting 2006-2009		24.32 - 41.31
Granting 2010-2012		28.85 - 39.50
Weighted average of the remaining contractual life (in years)	3.91			2.19

(*) Refers to non-exercise due to the beneficiary’s option.

Summary of changes in Share-Based Instruments (SBI)

Quantity
Balance at 12/31/2013	2,183,769
Instruments:
New SBI's	286,466
Converted into shares	(1,266,324)
Canceled	(326,362)
Balance at 06/30/2014	877,549
Weighted average of the remaining contractual life (in years)	0.97

Quantity
Balance at 12/31/2012	3,384,440
Instruments:
New SBI's	533,763
Converted into shares	(1,095,128)
Canceled	(1,586)
Balance at 06/30/2013	2,821,489
Weighted average of the remaining contractual life (in years)	0.82

III – Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for Simple Options and the Black & Scholes method for Partners Options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting		Vesting period	Exercise	Price of underlying	Fair	Expected	Risk-free	Expected
No.	Date	until	period until	asset	value	dividends	interest rate	volatility

Partners options (*)
19th	02/27/2014	02/27/2017	-	28.57	25.85	3.35%	-	-
19th	02/27/2014	02/27/2019	-	28.57	24.18	3.35%	-	-

(*) The fair value of option is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

IV - Accounting effects arising from options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to June 30, 2014 was R$ (95,090) (R$ (95,922) from January 1 to June 30, 2013) as a contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16c).

In the Stockholders’ Equity, the effect was as follows:

	06/30/2014	06/30/2013
Amount received for the sale of shares – exercised options	235,323	142,592
(-) Cost of treasury shares sold	(309,393)	(162,728)
(+) Write-off of cost recognized of exercised options	107,104	46,372
Effect on sale (*)	33,034	26,236

(*) Recorded in Revenue Reserves.

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube A, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and MCC Securities Inc.

The transactions with these related parties are basically characterized by:

		ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	Annual rate	06/30/2014	06/30/2013	01/01 to 06/30/2014	01/01 to 06/30/2013	Annual rate	06/30/2014	06/30/2013	01/01 to 06/30/2014	01/01 to 06/30/2013
Interbank investments		41,777,071	39,681,479	1,723,417	1,320,454		-	-	-	-
Itaú Unibanco S.A.	10.90% pre fixed or 100% of Selic	35,065,118	32,924,565	1,503,742	1,122,231		-	-	-	-
Grand Cayman Branch	2,14% to 10.75% pre fixed	6,711,953	6,756,914	219,675	198,223		-	-	-	-
Securities and derivative financial instruments		11,229,672	11,293,784	319,225	282,536		-	-	-	-
Grand Cayman Branch	5.13% to 6.20% pre fixed	11,229,672	11,293,784	319,225	282,536		-	-	-	-
Deposits		-	(101,930)	(2,274)	(2,429)		-	(1,108)	-	(2)
Itaú Unibanco S.A.		-	(101,930)	(2,274)	(1,930)		-	-	-	-
Duratex S.A.		-	-	-	-		-	(1,108)	-	(2)
Other		-	-	-	(499)		-	-	-	-
Securities sold under repurchase agreements		-	-	-	-		(190,607)	(128,785)	(7,019)	(7,028)
Duratex S.A.		-	-	-	-	100% of Selic	(94,902)	(31,579)	(5,626)	(5,299)
Elekeiroz S.A.		-	-	-	-	100% of Selic	(14,104)	(23,379)	(1,018)	(498)
Itautec S.A.		-	-	-	-	100% of Selic	(4,318)	(33,162)	(90)	(1,231)
Itaúsa Empreendimentos S.A.		-	-	-	-	100% of Selic	(69,277)	(40,665)	-	-
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% of Selic	(8,006)	-	(284)	-
Other		-	-	-	-		-	-	(1)	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(309)	(247)	(1,679)	(1,601)		(113,791)	(136,704)	961	19,705
Itaú Corretora de Valores S. A.		(309)	(247)	(1,679)	(1,601)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		-	100	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(15,122)	(54,815)	16,584	15,995
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		253	260	2,466	2,703
Fundação BEMGEPREV		-	-	-	-		22	20	327	-
UBB Prev - Previdência Complementar		-	-	-	-		-	4	-	27
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		-	-	-	-		(96,751)	(82,141)	142	-
Other		-	-	-	-		(2,193)	(132)	(18,558)	980
Rent revenues (expenses)		-	-	(125)	(113)		-	-	(25,579)	(25,502)
Itaúsa Investimentos Itaú S.A.		-	-	(9)	(8)		-	-	-	(736)
Itaú Seguros S.A.		-	-	(89)	(80)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(18,916)	(19,925)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(6,663)	(4,841)
Other		-	-	(27)	(25)		-	-	-	-
Donation expenses		-	-	-	-		-	-	(43,300)	(38,800)
Instituto Itaú Cultural		-	-	-	-		-	-	(42,500)	(38,000)
Associação Clube A		-	-	-	-		-	-	(800)	(800)
Data processing expenses		-	-	-	-		-	-	(130,027)	(132,462)
Itautec S.A.		-	-	-	-		-	-	(130,027)	(132,462)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ 3,076 (R$ 1,295 from 01/01 to 06/30/2013) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b)	any entity controlled by the Institution; or

c)	any entity of which the bank directly or indirectly holds at least 10.0% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

b)	Compensation of Management Key Personnel

Resolution CMN n° 3,921, of November 25, 2010, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50.0%) should be mandatorily paid in shares and be deferred for payment in at least three (3) years.

To comply with the Resolution on compensation, ITAÚ UNIBANCO HOLDING CONSOLIDATED was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to June 30, 2014, the accounting effect of the compensation is recorded in Compensation of Key Management Members in Compensation and Profit Sharing, in compliance with statutory limits.

The fees attributed in the period to ITAÚ UNIBANCO HOLDING CONSOLIDATED management members are as follows:

	01/01 to 06/30/2014	01/01 to 06/30/2013
Compensation	182,185	110,191
Board of Directors	9,108	7,561
Management members	173,077	102,630
Profit sharing	138,380	121,625
Board of Directors	6,169	5,632
Management members	132,211	115,993
Contributions to pension plans	3,436	1,856
Board of Directors	2	2
Management members	3,434	1,854
Stock option plan – Management members	86,762	85,223
Total	410,763	318,895

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 16f IV and 19, respectively.

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (1)
	Book value		Market		Results		Stockholders’ equity
	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Interbank deposits	27,025,958	21,966,482	27,028,334	21,973,626	2,376	7,144	2,376	7,144
Securities and derivative financial instruments	291,297,429	272,788,759	292,212,528	273,483,130	(144,729)	(293,462)	915,099	694,371
Adjustment of available-for-sale securities					(407,354)	(997,124)	-	-
Adjustment of held-to-maturity securities					262,625	703,662	915,099	694,371
Loan, lease and other credit operations	390,381,482	352,814,403	391,862,740	354,350,908	1,481,258	1,536,505	1,481,258	1,536,505
Investments
BM&FBOVESPA	14,610	20,900	127,046	193,825	112,436	172,925	112,436	172,925
Cetip S.A.	-	291	-	10,369	-	10,078	-	10,078
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,491,088	1,303,550	3,131,600	2,329,532	1,640,512	1,025,982	1,640,512	1,025,982
Itaú Seguros Soluções Corporativas S.A. (Note 22n)	363,890	-	1,515,000	-	1,151,110	-	1,151,110	-
Fundings and borrowings (3)	200,480,982	197,388,744	200,885,620	197,860,516	(404,638)	(471,772)	(404,638)	(471,772)
Subordinated debt (Note 10f)	52,989,174	54,688,215	53,665,450	54,344,101	(676,276)	344,114	(676,276)	344,114
Treasury shares	1,545,039	1,616,663	2,017,859	1,744,533	-	-	472,820	127,870
Total unrealized					3,162,049	2,331,514	4,694,697	3,447,217

(1) This does not consider the corresponding tax effects.

(2) Parent company of Porto Seguro S.A.

(3) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in companies BM&FBOVESPA, CETIP and Porto Seguro at the share value in stock exchanges.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Note 19 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted.

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation, except as described in Note 19c.

Employees hired up to July 31, 2002, whom came from Itaú, and until February 27, 2009, whom came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

a) Description of the Plans

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2) Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3) Itaú Defined Benefit Plan (1) Itaú Defined Contribution Plan (2) Unibanco Pension Plan (3) Prebeg benefit plan (1)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Múltipla - Multiempresas de Previdência Complementar	REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2) REDECARD Supplementary Plan (3)
UBB-PREV - Previdência Complementar	UBB PREV Defined Benefit Plan (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	06/30/2014	06/30/2013
Discount rate (1)	9.72% p.a.	8.16% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Exp. 2008/2010	Itaú Exp. 2008/2010
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on a study that adopts the methodology of updating the interest rate of long-term securities issued by Brazilian Treasury, indexed to inflation rates, and on the analysis of changes in the interest curves up to the actuarial valuation base date. The Discount Rate assumption was changed on 12/31/2013 so as to be consistent with the economic scenario at the balance sheet date, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10.0% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Actuarial assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company, for biometric/demographic assumptions.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate adherent to the flow of receipts/payments, in accordance with the study conducted under the coordination of the EFPC Investment Officer. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in investment income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the plan actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated by the inflation rate.

- Life expectancy

Most of the plan obligations are to provide life benefits and therefore a increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At June 30, 2014 and 2013 the allocation of plan assets and the allocation target for 2014, by type of asset, are as follows:

	Fair value		% Allocation
Types	06/30/2014	06/30/2013	06/30/2014	06/30/2013	2014 Target
Fixed income securities	11,595,471	14,029,421	91.08%	91.68%	53% to 100%
Variable income securities	586,123	703,139	4.60%	4.59%	0% to 20%
Structured investments	22,660	17,453	0.18%	0.11%	0% to 10%
Real estate	499,441	526,918	3.92%	3.44%	0% to 7%
Loans to participants	27,234	25,983	0.21%	0.17%	0% to 5%
Total	12,730,929	15,302,914	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 505,501 (R$ 597,641 at 06/30/2013), and real estate rented to Group companies, with a fair value of R$ 466,144 (R$ 494,163 at 06/30/2013).

Fair value - the fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	06/30/2014	06/30/2013
1 - Net assets of the plans	12,730,929	15,302,914
2 - Actuarial liabilities	(11,774,940)	(13,084,746)
3- Surplus (1-2)	955,989	2,218,168
4- Asset restriction (*)	(1,322,113)	(2,206,379)
5 - Net amount recognized in the balance sheet (3-4)	(366,124)	11,789
Amount recognized in Assets (Note 13a)	249,416	477,949
Amount recognized in Liabilities (Note 13c)	(615,540)	(466,160)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

V- Change in the net amount recognized in the balance sheet:

	06/30/2014
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	12,512,070	(11,576,853)	935,217	(1,292,637)	(357,420)
Cost of current service	-	(35,296)	(35,296)	-	(35,296)
Net interest (1)	588,983	(543,230)	45,753	(61,780)	(16,027)
Benefits paid	(379,722)	379,722	-	-	-
Contributions of sponsor	31,970	-	31,970	-	31,970
Contributions of participants	6,430	-	6,430	-	6,430
Effects on asset ceiling	-	-	-	10,857	10,857
Remeasurements (2) (3)	(28,802)	717	(28,085)	21,447	(6,638)
Value at end of the period	12,730,929	(11,774,940)	955,989	(1,322,113)	(366,124)

	06/30/2013
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	15,072,202	(12,905,894)	2,166,308	(2,137,207)	29,101
Cost of current service	-	(49,822)	(49,822)	-	(49,822)
Net interest (1)	600,777	(512,102)	88,675	(87,355)	1,320
Benefits paid	(360,161)	360,161	-	-	-
Contributions of sponsor	18,900	-	18,900	-	18,900
Contributions of participants	6,272	-	6,272	-	6,272
Effects on asset ceiling	-	-	-	22,489	22,489
Remeasurements (2) (3)	(35,076)	22,911	(12,165)	(4,306)	(16,471)
Value at end of the period	15,302,914	(13,084,746)	2,218,168	(2,206,379)	11,789

(1) Corresponds to the amount calculated on 01/01/2014 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a..(On 01/01/2013 the rate used was 8.16% a.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 560,181 (R$ 565,701 at June 30, 2013).

VI- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 to 06/30/2014	01/01 to 06/30/2013	06/30/2014	06/30/2013
At the beginning of the period	-	-	(354,467)	-
Cost of current service	(35,296)	(49,822)	-	-
Net interest	(16,027)	1,320	-	-
Effects on asset ceiling	-	-	10,857	22,489
Remeasurements	-	-	(208)	(10,199)
Total Amounts Recognized	(51,323)	(48,502)	(343,818)	12,290

During the period, contributions made totaled R$ 31,970 (R$ 18,900 from January 1 to June 30, 2013). The contribution rate increases based on the beneficiary’s salary.

In 2014, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 56,897.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2014	762,981
2015	794,751
2016	818,334
2017	842,178
2018	866,341
2019 to 2023	4,727,227

VII- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of the plans		Effect which would be recognized in Stockholders’
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	671,581	5.82%	(392,083)
- Increase by 0.5%	(608,944)	5.57%	316,346

(*) Net of effects of asset ceiling.

d)	Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	06/30/2014			06/30/2013
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,361,025	(274,533)	2,086,492	2,645,829	(317,834)	2,327,995
Net interest	111,329	(13,314)	98,015	102,990	(12,935)	90,055
Contribution	(65,635)	-	(65,635)	(67,932)	-	(67,932)
Effects on asset ceiling	-	6,557	6,557	-	-	-
Remeasurements	26,611	592	27,203	6,229	801	7,030
Amount - end of the period (Note 13a)	2,433,330	(280,698)	2,152,632	2,687,116	(329,968)	2,357,148

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 to 06/30/2014	01/01 to 06/30/2013	06/30/2014	06/30/2013
Amount - beginning of the period	-	-	(285,565)	-
Contributions	(65,635)	(67,932)	-	-
Net interest	98,015	90,055	-	-
Remeasurements	-	-	27,203	7,030
Effects on asset ceiling	-	-	6,557	-
Total Amounts Recognized	32,380	22,123	(251,805)	7,030

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 90,815 (R$ 89,139 from January 1 to June 30, 2013), of which R$ 65,635 (R$ 67,932 from January 1 to June 30, 2013) arises from pension funds.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I - Change in the net amount recognized in the balance sheet:

	06/30/2014	06/30/2013
At the beginning of the period	(146,818)	(148,523)
Cost of interest	(7,142)	(6,213)
Inclusion of Credicard	(3,238)	-
Benefits paid	4,190	3,365
Remeasurements	-	(6,828)
At the end of the period (Note 13c)	(153,008)	(158,199)

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 to 06/30/2014	01/01 to 06/30/2013	06/30/2014	06/30/2013
At the beginning of the period	-	-	6,744	-
Net interest	(7,142)	(6,213)	-	-
Inclusion of Credicard	-	-	(1,584)	-
Benefits paid	4,190	3,365	-	-
Remeasurements	-	-	-	(6,828)
Total Amounts Recognized	(2,952)	(2,848)	5,160	(6,828)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2014	7,427
2015	7,996
2016	8,596
2017	9,206
2018	9,820
2019 to 2023	59,045

III - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 9.72% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	1,855	(1,540)
Present value of obligation	Asset valuation adjustment	19,085	(15,844)

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Itaú Europe consolidated (3)		Cayman consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Assets
Current assets and long-term receivables
Cash and cash equivalents	4,878,926	4,343,549	3,050,130	2,617,836	524,581	347,831	551,872	570,591	612,789	1,289,855	8,915,166	8,347,090
Interbank investments	14,818,914	13,299,428	2,340,487	1,930,746	2,898,715	3,076,962	15,133,784	8,580,407	245,373	243,703	18,468,690	16,849,773
Securities	51,833,456	59,199,927	4,560,339	4,580,757	2,619,767	2,273,305	4,265,440	5,177,406	38,948	27,140	62,901,677	70,451,726
Loan, lease and other credit operations	65,824,361	40,964,131	33,794,940	31,153,843	9,387,684	8,006,145	101,968	105,456	718	595	109,043,465	80,163,557
Foreign exchange portfolio	30,054,714	45,388,661	943,504	715,657	2,975,499	4,121,160	6,629	247,290	-	-	33,659,395	49,768,581
Other assets	2,204,403	3,738,294	4,858,222	4,667,573	220,862	490,755	690,545	1,766,434	4,207,977	194,370	12,109,835	10,597,271
Permanent assets
Investments	-	15,580	56,026	5,459	5,516	9,533	140,708	60,874	478,844	486,486	61,721	34,116
Fixed and intangible assets	11,359	20,548	544,100	587,587	141,631	167,896	237	683	16,328	19,679	713,655	796,392
Total	169,626,133	166,970,118	50,147,748	46,259,458	18,774,255	18,493,587	20,891,183	16,509,141	5,600,977	2,261,828	245,873,604	237,008,506
Liabilities
Current and long-term liabilities
Deposits	63,306,752	37,502,779	31,610,437	30,440,136	7,240,385	6,875,726	916,620	1,572,049	2,940,330	-	92,032,748	68,177,516
Demand deposits	9,214,019	9,639,663	9,147,244	8,923,185	5,560,786	4,084,319	618,832	747,163	2,940,330	-	26,778,079	22,570,994
Savings deposits	-	-	5,536,957	4,459,275	-	-	-	-	-	-	5,536,957	4,459,275
Interbank deposits	14,948,821	11,044,894	100,340	176,753	962,626	1,637,974	297,788	824,886	-	-	3,880,796	7,173,416
Time deposits	39,143,912	16,818,222	16,825,896	16,880,923	716,973	1,153,433	-	-	-	-	55,836,916	33,973,831
Deposits received under securities repurchase agreements	12,413,242	18,353,238	461,272	592,644	-	-	2,345,244	2,606,293	605,688	-	11,964,324	18,363,309
Funds from acceptance and issuance of securities	1,926,064	5,679,067	3,764,385	3,041,016	4,809,441	4,369,461	1,656,965	2,346,820	-	-	12,153,121	15,422,266
Borrowings	28,697,078	26,176,628	2,512,668	2,404,391	605,659	405	1	222	-	-	31,815,406	28,581,645
Derivative financial instruments	1,900,935	2,621,526	778,167	424,426	600,917	663,371	379,014	696,454	-	-	3,421,084	3,910,296
Foreign exchange portfolio	30,037,008	45,490,698	941,508	716,674	2,990,031	4,101,541	7,491	251,538	-	-	33,655,087	49,856,262
Other liabilities	19,178,430	21,061,928	3,528,103	2,880,413	277,464	308,985	1,521,299	1,547,648	99,270	179,409	24,462,781	25,652,379
Deferred income	172,542	87,850	2,663	1,787	29,460	22,755	-	-	1,790	1,330	206,455	113,722
Minority interest in subsidiaries	-	-	239	225	-	17	869,235	874,788	-	-	869,474	875,030
Stockholders’ equity
Capital and reserves	11,168,134	9,376,151	6,105,987	5,380,277	2,211,107	2,050,855	13,243,828	6,826,131	1,978,897	2,086,387	34,088,916	25,195,814
Net income for the period	825,948	620,253	442,319	377,469	9,791	100,471	(48,514)	(212,802)	(24,998)	(5,298)	1,204,208	860,267
Total	169,626,133	166,970,118	50,147,748	46,259,458	18,774,255	18,493,587	20,891,183	16,509,141	5,600,977	2,261,828	245,873,604	237,008,506
Statement of Income
Income from financial operations	2,383,407	1,923,176	2,273,601	1,646,976	174,510	226,440	147,583	(268,448)	2,361	(968)	4,833,312	3,421,908
Expenses of financial operations	(1,287,302)	(1,076,084)	(1,037,385)	(591,404)	(59,272)	(53,063)	(137,060)	99,100	(1,544)	(68)	(2,376,542)	(1,523,387)
Result of loan losses	(194,866)	(169,274)	(177,400)	(158,084)	(21,232)	(3,909)	-	-	(138)	(76)	(393,637)	(331,343)
Gross income from financial operations	901,239	677,818	1,058,816	897,488	94,006	169,468	10,523	(169,348)	679	(1,112)	2,063,133	1,567,178
Other operating revenues (expenses)	(74,652)	(57,565)	(457,051)	(385,974)	(64,131)	(47,977)	(59,037)	(43,454)	(17,562)	1,671	(670,033)	(545,153)
Operating income	826,587	620,253	601,765	511,514	29,875	121,491	(48,514)	(212,802)	(16,883)	559	1,393,100	1,022,025
Non-operating income	-	-	2,261	2,533	(121)	(3,533)	-	-	784	995	2,317	(841)
Income before taxes on income and profit sharing	826,587	620,253	604,026	514,047	29,754	117,958	(48,514)	(212,802)	(16,099)	1,554	1,395,417	1,021,184
Income tax	(639)	-	(139,935)	(120,188)	(10,230)	(14,942)	-	-	(8,899)	(6,852)	(159,704)	(141,983)
Statutory participation in income	-	-	(21,750)	(16,369)	(9,733)	(2,544)	-	-	-	-	(31,483)	(18,913)
Minority interest in subsidiaries	-	-	(22)	(21)	-	(1)	-	-	-	-	(22)	(21)
Net income (loss)	825,948	620,253	442,319	377,469	9,791	100,471	(48,514)	(212,802)	(24,998)	(5,298)	1,204,208	860,267

(1)	Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau branches, ITAÚ UNIBANCO HOLDING S.A - Grand Cayman Branch.
(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Valores S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú BBA Corredor de Bolsa Limitada, Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay, Tarjetas Unisoluciones S. A. de Capital Variable, Proserv - Promociones Y Servicios S.A. de C. V., MCC Asesorias Limitada (50%), MCC Securities INC. (50%), Itaú BBA SAS, MCC Corredora de Bolsa (50,0489%) and Itaú BBA Colômbia; only at 06/30/2014, Fundo ETF IPSA.
(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaúsa Portugal - SGPS S.A.,Itau BBA International (Cayman) Ltd., Itaú Europa Luxemburgo S.A (New company name of Banco Itaú Europa Luxembourg S.A.), Banco Itaú International (New company name of Banco Itaú Europa International), Itaú Bank & Trust Bahamas Ltd., Itaú International Securities Inc., Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itau Suisse S.A. and Itaú BBA International PLC; only at 06/30/2013, BIE Cayman Ltd. and Itaú Europa SGPS Lda.
(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Rosefield Finance Ltd. (50%), Itaú Cayman Directors Ltd., UBT Finance S.A. and Itaú Cayman Nominees Ltd.; only at 06/30/2014, BIE Cayman Ltd.
(5)	Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Banco Del Paraná S.A.,Topaz Holding Ltd., Itaú USA Inc., Itaú BBA USA Securities Inc., Itaú International Investment LLC, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Albarus S.A., Garnet Corporation, Itau Global Asset Management, Itaú Asia Securities Ltd., Itaú Middle East Limited, Itaú USA Asset Management Inc., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú UK Asset Management Limited, Itaú Asia Limited and Itaú Singapore Securities Pte. Ltd.; only at 06/30/2013, Unipart B2B Investments S.L and Itaú (Beijing) Investment Consultancy Limited.
(6)	Foreign consolidated information presents balances net of consolidation eliminations.

Note 21 – Risk and capital management

Risk management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with a possible impact on HOLDING CONSOLIDATED’s income, capital, liquidity and reputation.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through Committees of the Board of Directors and Senior Commissions, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

In compliance with CMN Resolution No. 3,988, BACEN Circular No. 3,547 and BACEN Circular Letter No. 3,565, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its Internal Capital Adequacy Assessment Process (ICAAP), having submitted its first ICAAP report to BACEN in September 2013, related to the June 2013 reporting date.

ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts a prospective approach to its capital management, which comprises the following phases:

•	Identification and analysis of material risks to which ITAÚ UNIBANCO HOLDING CONSOLIDATED is or could be exposed and assessment of capital requirements to cover material risks;
•	Capital planning considering the strategic guidelines, economic environment and the guidelines of the Board of Directors;
•	Stress test exercises, aimed at analyzing the impact of serious events on the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Maintenance of a capital contingency plan for cases in which the capital sources turn out to be unfeasible or insufficient;
•	Internal capital adequacy assessment, which consists of comparing the Regulatory Capital with the required capital, according to internal evaluation, to cover any risks incurred;
•	Preparation of periodic management reports on capital adequacy for top management and the Board of Directors.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk management organizational structure is compliant with the regulations in Brazil and abroad and in line with best market practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risks are being managed in accordance with established risk appetite policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance / Risk Management – Pillar 3, which is not part of the financial statements.

I – Market risk

Market risk is the possibility of losses arising from variations in the market values of positions held by a financial institution, including transactions subject to the variations in foreign exchange and interest rates, equities, of price indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure of Adequate management limits, models and tools.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The document that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio; and
•	Expertise within the group to support operations in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This framework of limits covers the process from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are designed considering the projected results of the balance sheet, expected performance and risk appetite of the institution, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are shared with the top management.

The structure of limits and alerts follows the guidelines of the Board of Directors and is designed and approved by the Superior Risk Committee (CSRisc), after discussions and deliberations by the Superior Institutional Treasury Committee (CSTI). The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•	Providing more assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and educated discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement of processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The control of market risk is carried out by an area independent from the business units, and is responsible for carrying out daily measurement, assessment, analysis and report activities to the areas and relevant people, pursuant to governance established and monitoring the actions required to adjust the position and/or risk level, when necessary. For this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and to prevent positions from breaching relevant limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Hedge accounting is treated in detail in the financial statement notes.

The market risk framework categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3.464 and BACEN Circular No. 3.354.

The trading portfolio consists of all qualifying transactions (including derivatives) held with intent to trade or to hedge risk within this portfolio, and that have no restriction.

The banking portfolio is basically characterized by transactions from the banking business, such as funding and loans, and also includes derivatives with eligible clients and transactions related to the management of the balance sheet of the institution, including by way of derivatives. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

The inherent exposures to market risk in various financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked interest rate: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;
•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;
•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At June 30, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded a Total VaR (Parametric) of R$ 86 million (R$ 260 million at June 30, 2013).

II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models of measurement of credit risk. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery, in case of transactions default.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The management structure seeks to identify, evaluate, mitigate, monitor and report the operational risk for the purpose of assuring that the quality of the control environment is compliant with the internal guidelines and regulation currently in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the management process there are specific forums to address operational risk, internal control and compliance where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meeting its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions in a timely fashion, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

V - Insurance, Pension Plan and Capitalization Risks

Products that make up the portfolios of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s insurance companies are related to segments such as life, large risks, extended warranty, pension plan and capitalization. Thus, the main risks these portfolios are subject to are underwriting, market, counterparty credit and longevity risk, among others.

Regarding Insurance, Pension Plan and Capitalization, ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that:

•	Underwriting risk is the possibility of losses occurring as a result of insurance, pension plan and capitalization operations that contradict the company’s expectations, directly or indirectly associated with technical and actuarial bases used to calculate premiums, contributions and provisions.
•	Market risk is the possibility of losses occurring as a result of variations in market values of assets and liabilities that make up actuarial reserves.
•	Counterparty credit risk is the possibility of noncompliance, by a certain counterparty, with obligations related to the settlement of operations that involve trading of financial assets or reinsurance.
•	Longevity risk is the possibility that pension plans pay pensions and superannuation for periods longer than those originally expected.
•	Liquidity risk in insurance operations is the possibility that the institution may not be able to honor its obligations to policyholders and beneficiaries of pension funds due to the lack of liquidity of the assets comprising the technical actuarial reserves.

The management process of insurance, pension plan and capitalization risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them.

Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b) Foreign currency – The balances in Reais linked to the foreign currencies were:

	06/30/2014	06/30/2013
Permanent foreign investments	35,293,124	26,056,081
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(56,338,046)	(44,506,230)
Net foreign exchange position	(21,044,922)	(18,450,149)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Investment funds	457,923,656	445,752,462	457,923,656	445,752,462	2,240	2,153
Fixed income	418,577,891	410,525,819	418,577,891	410,525,819	1,855	1,775
Shares	39,345,765	35,226,643	39,345,765	35,226,643	385	378
Managed portfolios	254,633,771	233,709,149	176,626,492	162,716,519	20,526	15,697
Customers	127,960,961	112,183,423	82,990,039	79,367,533	20,460	15,637
Itaú Group	126,672,810	121,525,726	93,636,453	83,348,986	66	60
Total	712,557,427	679,461,611	634,550,148	608,468,981	22,766	17,850

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d) Consortia funds

	06/30/2014	06/30/2013
Monthly estimate of installments receivable from participants	135,901	99,988
Group liabilities by installments	10,988,763	7,737,248
Participants – assets to be delivered	10,128,004	7,123,939
Funds available for participants	1,065,804	741,964
(In units)
Number of managed groups	853	820
Number of current participants	398,092	317,173
Number of assets to be delivered to participants	223,452	181,712

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from January 1 to June 30, 2014 and 2013 the consolidated companies made no donations and the Foundation’s social net assets totaled R$ 2,633,488 (R$ 3,376,771 at June 30, 2013). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 42,500 (R$ 38,000 from January 1 to June 30, 2013).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

h) Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to June 30, 2014, the consolidated companies have made donations to Clube “A” in the amount of R$ 800 (R$ 800 from January 1 to June 30, 2013).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDADO

	01/01 to 06/30/2014	01/01 to 06/30/2013
Provision for contingencies - Economic Plans	(72,757)	(78,451)
COFINS / Provision for loss carryforwards - Porto Seguro (Note 15a II)	(59,515)	-
Goodwill Credicard (Note 15b II)	(84,996)	-
Favorable decision on thesis of broadening the PIS / COFINS calculation base from IRB (Note 15a II)	33,451	-
Total	(183,817)	(78,451)

l)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

m) Law No. 12.973: on May 14, 2014, Law No. 12.973 was published as a conversion of Provisional Measure No. 627 to amend the federal tax legislation on IRPJ, CSLL, PIS and COFINS. Law No. 12.973 provides for the following, among other matters:

•	revocation of the Transition Tax Regime - RTT, established by Law No. 11.941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, regarding the equity increase arising from interest on income earned abroad by subsidiaries and affiliates, and income earned by individuals resident in Brazil by means of a legal entity controlled abroad.

ITAÚ UNIBANCO HOLDING estimates that said Law No. 12.973 does not have any significant accounting effect on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

n) Subsequent Event

Major Risk Insurance Operation

ITAÚ UNIBANCO HOLDING, whereby its subsidiary Itaú Unibanco S.A., signed on July 4th, 2014 a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”) whereby Itaú Unibanco and some of its subsidiaries undertake to sell their total stakes in Itaú Seguros Soluções Corporativas S.A. (“ISSC”).

ISSC will hold the ITAÚ UNIBANCO HOLDING’s major risk insurance operations following the finalization of the process of spinoff from Itaú Seguros S.A., which clients are middle market and large corporations with policies representing high insured values. The necessary measures for completion of the spinoff process are already in progress.

Based on pro-forma data for December 31, 2013, the major risk insurance operation to be transferred to ISSC and subsequently sold off to ACE comprises the following: net equity value of R$ 364 million, assets of R$ 5.8 billion and technical reserves of R$ 4.6 billion.

ACE will pay R$ 1.515 billion in cash to ITAÚ UNIBANCO HOLDINGand its subsidiaries which shall sell the shares of ISSC. The transfer of these shares and the financial settlement of the operation will take place after certain conditions established in the agreement are fulfilled and confirmation of the necessary regulatory authorizations is obtained.

It is estimated that the operation will have an accounting effect, before tax, of R$ 1.1 billion on ITAÚ UNIBANCO HOLDING's results.

The sale of this operation reflects ITAÚ UNIBANCO HOLDING’s strategy of commercializing the mass-market insurance products typically related to retail banking.

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

Certain subsidiaries of ITAÚ UNIBANCO HOLDING (Itaú Unibanco S.A., Unibanco Negócios Imobiliários S.A., Banco Itauleasing S.A., Banco Itaucard S.A. and Intrag – Part. Administração e Participações Ltda.), in conjunction with the Banco do Brasil Group (through Banco do Brasil and BB Banco de Investimentos S.A.), the Santander Group (through Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros), the Bradesco Group (through Banco Bradesco S.A., Banco Alvorada S.A. and Alvorada Cartões, Crédito, Financiamento e Investimentos S.A.), the HSBC Group (through HSBC Bank Brasil S.A. – Banco Múltiplo), the Caixa Group (through Caixa Participações S.A.) and the Citibank Group (through Citibank N.A. – Brazilian Branch and Banco Citibank S.A.) (together denominated “Parties”), with the intervention and agreement of Tecnologia Bancária S.A. (“TecBan”), Itaú Unibanco, Banco Santander (Brasil) S.A. and Caixa Econômica Federal, on July 17, 2014 signed a new Shareholders Agreement of TecBan (“Shareholders Agreement”), that will revoke and substitute the current shareholders agreement as soon as it comes into effect.

In addition to the usual provisions in shareholders agreements such as rules on governance and the transfer of shares, the Shareholders Agreement provides that within approximately 4 (four) years as from the date it comes into effect, the Parties shall have substituted part of their external network of Automatic Teller Machines (“ATM”) for Banco24Horas Network ATMs, which are and shall continue to being managed by TecBan. As a general rule, the external ATM network can be considered as those ATMs located outside the branch banking environment or where access is not restricted, exclusive or controlled such as for example such equipment installed in shopping centers, gasoline service stations, supermarkets etc.

In line with the worldwide tendency towards best practice in the industry, the Parties constituting Brazil’s leading retail banks will consolidate their external ATM networks on the Banco24Horas Network terminals, generating increased efficiency, greater quality and capillarity of customer service. It should also be pointed out that in addition to the Parties, approximately a further 40 (forty) banks are clients of TecBan. Consequently, this growth in the Banco24Horas Network will also significantly benefit these institutions and their respective customers.

The entry into effect of the Shareholders Agreement is subject to certain suspensive conditions, among which, approval by the appropriate regulatory authorities

Independent Auditor’s Report

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying financial statements of Itaú Unibanco Holding S.A. (the “Bank”) stand alone, which comprise the balance sheet as at June 30, 2014 and the statements of income, changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at June 30, 2014 and the consolidated statements of income and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2014, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other matters

Statement of value added

We also have audited the Bank’s and the Consolidated statements of value added for the six-month period ended June 30, 2014, the presentation of which is required by the Brazilian corporate legislation for listed companies. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, August 4, 2014

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

According to its Charter (available on website www.itau.com.br/investor-relations), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent and the internal auditors, and for the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itaú Unibanco Holding S.A. and its subsidiary and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls and compliance.

PricewaterhouseCoopers Auditores Independentes is responsible for auditing the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate, in conformity with the accounting practices adopted in Brazil arising from the Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendência de Seguros Privados, as well as in conformity with the International Financial Reporting Standards (IFRS).

Internal Audit focuses on issues which present the highest risk potential, on the assessment of internal controls and risk management systems, on the evaluation of the quality of processes and on by remote monitoring of risks.

Committee Activities

The Committee met twenty three times in the period from February 17, 2014 to July 31, 2014, a total of 26 days. In addition, in a session held on August 4, 2014, the Committee analyzed the financial statements as of June 30, 2014 as well as examined and approved the Audit Committee Report and this Summary on the activities performed in the semester up to that baseline date.

Risk Management and Internal Controls

In the first half of 2014, during meetings with Officers responsible for Risk Control and Finance, the Committee examined the aspects related to risk management and control in the Conglomerate, with emphasis on credit, liquidity, market operational and subscription risks. The Committee also monitored the evolution of the Conglomerate’s internal controls system through meetings with the Officer in charge of the internal control, compliance and operational risks and through works realized by the Internal Audit.

Based on the information brought to its attention, the Audit Committee considers to be positive the efforts that have been made to ensure the constant improvement of the existing internal controls and risk management systems.

The Committee has been monitoring the efforts of Itaú Unibanco to converge to Basel II recommendations in relation to the development of the Company’s internal risk management models, which should result in better controls in the integrated management of the businesses and has also monitored actions to implement the requirements of Basel III.

It also considers that the approach that the Organization has adopted to prepare itself for the use of internal models as required by Basel II is firmly established and properly focused.

Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures

The Audit Committee considers that the duties and responsibilities, as well as the procedures for assessing and monitoring legal risks are established and continue to be adopted in accordance with the corporate guidelines. Based on the information brought to its attention from the areas in charge, on the work carried out by the Internal Audit and on the reports prepared by the external auditors, the Audit Committee concludes that no deficiencies were identified in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of the Organization.

External Audit

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee’s members to form a well-based opinion as to the integrity of the financial accounting statements and of the financial reports.

The Committee assesses as fully satisfactory the amount and the quality of the information provided by PricewaterhouseCoopers, which supports its opinion on the integrity of the financial statements. The Committee did not identify situations that could affect the objectivity and independence of the external auditors.

Internal Audit

The Audit Committee approves the annual working plan of the Internal Audit and the revised version of this plan for the second half of the year and, on a quarterly basis, monitors its execution, making itself aware of work performed that was not planned and approving the cancellation of planned works.

The Committee evaluates positively the coverage and quality of the work performed by the internal auditors. The results presented monthly during the Committee’s meetings did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Consolidated Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published with the consolidated financial statements. It discussed this subject with PricewaterhouseCoopers and with Senior Management of the Conglomerate. An evaluation was also made of the relevant accounting practices used by the Itaú Unibanco Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with the generally accepted accounting principles applicable to institutions that have authorization to carry out operations from the Banco Central do Brasil or subject to regulation by the Superintendência de Seguros Privados.

Recommendations

Regular meetings were held with the Chairman of the Board of Directors and with the Chief Executive Officer of Itaú Unibanco. During those meetings, the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

Conclusion

This Audit Committee, with due consideration to its responsibilities and to the natural limitations due to the scope of its activities, recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A., for the semester ended on June 30, 2014.

São Paulo, August 4, 2014.

The Audit Committee

Geraldo Travaglia Filho – President

Alkimar Ribeiro Moura

Diego Fresco Gutierrez

Luiz Alberto Fiore

Maria Helena dos Santos Fernandes de Santana

Sergio Darcy da Silva Alves

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having examined the financial statements for the period from January to June 30, 2014, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, August 04, 2014.

IRAN SIQUEIRA LIMA

President

ALBERTO SOZIN FURUGUEM	LUIZ ALBERTO DE CASTRO FALLEIROS
Member	Member